FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2012

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

Quarterly Financial Information
Companhia Brasileira de Distribuição
With Unqualified Report of Independent Registered Accounting Firm over the Quarterly Financial Information June 30, 2012

Page 0 of 162

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Table of Contents

Company Information
Capital Breakdown	1
Cash Dividends	2
Individual Quarterly Financial Information
Balance Sheet – Assets	3
Balance Sheet – Liabilities	4
Income Statement	6
Comprehensive Income for the Period	7
Statement of Cash Flows	8
Statement of Changes in Shareholders’ Equity
1/1/2012 to 06/30/2012	9
1/1/2011 to 06/30/2011	10
Statement of Value Added	11
Consolidated Quarterly Financial Information
Balance Sheet - Assets	12
Balance Sheet - Liabilities	13
Income Statement	15
Comprehensive Income for the Period	16
Statement of Cash Flows	17
Statement of Changes in Shareholders’ Equity
1/1/2012 to 06/30/2012	18
1/1/2011 to 06/30/2011	19
Statement of Value Added	20
Comments on the Company’s Performance	21
Notes to the Quarterly Financial Information	39
Other Information Deemed as Relevant by the Company	155
Unqualified report of independent registered accounting firm	157

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Company Information / Capital Breakdown

Number of Shares (thousand)	Current Quarter 06/30/2012
Paid in Capital
Common	99,680
Preferred	163,368
Total	263,048
Treasury Shares
Common	-
Preferred	232
Total	232

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Company Information / Cash Dividends

Event	Approval	Type	Date of Payment	Type of Share	Class of Share	Amount per share (Reais/ share)
Board of Directors Meeting	05/07/2012	Dividend	06/20/2012	Preferred	-	0.11000
Board of Directors Meeting	05/07/2012	Dividend	06/20/2012	Common	-	0.10000
Board of Directors Meeting	04/10/2012	Dividend	06/26/2012	Preferred	-	0.41025
Board of Directors Meeting	04/10/2012	Dividend	06/26/2012	Common	-	0.37295

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Individual Quarterly Financial Information/ Balance Sheet - Assets

R$ (in thousands)

Code	Description	Current Quarter 06/30/2012	Previous Year 12/31/2011
1	Total Assets	18,733,814	17,752,180
1.01	Current Assets	5,404,220	5,550,707
1.01.01	Cash and Cash Equivalents	2,688,426	2,328,783
1.01.03	Accounts Receivable	640,535	825,083
1.01.03.01	Trade Accounts Receivable	617,584	791,538
1.01.03.02	Other Accounts Receivable	22,951	33,545
1.01.04	Inventories	1,768,419	1,914,938
1.01.06	Recoverable Taxes	205,191	413,721
1.01.06.01	Current Recoverable Taxes	205,191	413,721
1.01.07	Prepaid Expenses	75,341	50,404
1.01.08	Other Current Assets	26,308	17,778
1.01.08.03	Other	26,308	17,778
1.02	Noncurrent Assets	13,329,594	12,201,473
1.02.01	Long-term Assets	2,692,449	1,985,287
1.02.01.03	Accounts Receivable	47,390	30,800
1.02.01.03.02	Other Accounts Receivable	47,390	30,800
1.02.01.06	Deferred Taxes	211,690	225,010
1.02.01.06.01	Deferred Income and Social Contribution Taxes	211,690	225,010
1.02.01.07	Prepaid Expenses	37,040	31,979
1.02.01.08	Receivables from Related Parties	1,610,881	1,139,687
1.02.01.08.02	Receivables from Subsidiaries	1,552,953	1,074,517
1.02.01.08.03	Receivables from Controlling Shareholders	829	829
1.02.01.08.04	Receivables from Other Related Parties	57,099	64,341
1.02.01.09	Other Noncurrent Assets	785,448	557,811
1.02.01.09.03	Receivables from Securitization Fund	127,651	124,276
1.02.01.09.04	Recoverable Taxes	200,596	24,526
1.02.01.09.05	Restricted deposits for legal proceeding	457,201	409,009
1.02.02	Investments	4,526,628	4,301,137
1.02.02.01	Shareholding Interest	4,526,628	4,301,137
1.02.02.01.02	Interest in Subsidiaries	4,526,628	4,301,137
1.02.03	Property and Equipment, net	5,252,619	5,074,613
1.02.03.01	In Operation	4,967,081	4,751,371
1.02.03.02	Leased	57,263	64,077
1.02.03.03	In Progress	228,275	259,165
1.02.04	Intangible Assets	857,898	840,436
1.02.04.01	Intangible Assets	857,898	840,436
1.02.04.01.02	Intangible Assets	857,898	840,436

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Individual Quarterly Financial Information /Balance Sheet – Liabilities

R$ (in thousands)

Code	Description	Current Quarter 06/30/2012	Previous Year 12/31/2011
2	Total Liabilities	18,733,814	17,752,180
2.01	Current Liabilities	4,490,782	4,245,814
2.01.01	Payroll and related charges	279,754	297,300
2.01.01.01	Payroll Liabilities	39,138	43,360
2.01.01.02	Social security Liabilities	240,616	253,940
2.01.02	Trade Accounts Payable	1,855,912	2,526,912
2.01.02.01	Local Trade Accounts Payable	1,787,096	2,498,452
2.01.02.02	Foreign Trade Accounts Payable	68,816	28,460
2.01.03	Taxes and Contributions Payable	59,521	69,102
2.01.03.01	Federal Tax Liabilities	59,521	69,102
2.01.03.01.02	Other (PIS, COFINS, IOF, INSS, Funrural)	59,521	69,102
2.01.04	Loans and Financing	1,768,051	712,678
2.01.04.01	Loans and Financing	1,035,310	155,034
2.01.04.01.01	In Local Currency	467,352	139,983
2.01.04.01.02	In Foreign Currency	567,958	15,051
2.01.04.02	Debentures	678,559	501,844
2.01.04.03	Financing by Leasing	54,182	55,800
2.01.05	Other Liabilities	356,914	463,651
2.01.05.01	Related Parties	180,990	184,928
2.01.05.01.01	Debts with Associated Companies	4,162	4,556
2.01.05.01.02	Debts with Subsidiaries	164,876	161,772
2.01.05.01.03	Debts with Controlling Shareholders	11,952	15,256
2.01.05.01.04	Debts with Other Related Parties	-	3,344
2.01.05.02	Other	175,924	278,723
2.01.05.02.01	Dividends and Interest on Equity Payable	575	103,387
2.01.05.02.04	Utilities	5,997	2,968
2.01.05.02.05	Rent payable	24,362	24,929
2.01.05.02.06	Advertisement payable	39,743	29,253
2.01.05.02.07	Transfer to Third Parties	7,999	6,784
2.01.05.02.08	Financing related to acquisition of Real Estate	14,211	14,211
2.01.05.02.09	Other Accounts Payable	83,037	97,191
2.01.06	Provisions	170,630	176,171
2.01.06.02	Other Provisions	170,630	176,171
2.01.06.02.02	Provisions for Restructuring	9,413	12,957
2.01.06.02.05	Taxes Payable in Installments	161,217	163,214
2.02	Noncurrent Liabilities	6,191,991	5,881,093
2.02.01	Loans and Financing	4,757,649	4,429,542
2.02.01.01	Loans and Financing	1,615,723	2,139,680
2.02.01.01.01	In Local Currency	1,454,431	1,449,917
2.02.01.01.02	In Foreign Currency	161,292	689,763
2.02.01.02	Debentures	3,012,343	2,137,518
2.02.01.03	Financing by Leasing	129,583	152,344
2.02.02	Other Liabilities	1,185,586	1,214,629
2.02.02.02	Other	1,185,586	1,214,629
2.02.02.02.03	Taxes Payable by Installments	1,155,279	1,202,667
2.02.02.02.04	Other Accounts Payable	30,307	11,962

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Individual Quarterly Financial Information /Balance Sheet – Liabilities

R$ (in thousands)

Code	Description	Current Quarter 06/30/2012	Previous Year 12/31/2011
2.02.04	Provision for Contingencies	248,756	236,922
2.02.04.01	Tax, Social Security, Labor and Civil Provisions	248,756	236,922
2.02.04.01.01	Tax Provisions	91,393	90,426
2.02.04.01.02	Social Security and Labor Provisions	85,332	75,543
2.02.04.01.03	Benefits to Employees Provisions	33,046	36,072
2.02.04.01.04	Civil Provisions	38,985	34,881
2.03	Shareholders’ Equity	8,051,041	7,625,273
2.03.01	Paid-in Capital Stock	6,701,571	6,129,405
2.03.02	Capital Reserves	202,124	384,342
2.03.02.02	Special Goodwill Reserve	38,023	238,930
2.03.02.04	Granted Options	156,703	138,014
2.03.02.07	Capital Reserve	7,398	7,398
2.03.04	Profit Reserves	753,919	1,111,526
2.03.04.01	Legal Reserve	248,249	248,249
2.03.04.05	Retention of Profits Reserve	45,112	80,147
2.03.04.10	Expansion Reserve	460,558	783,130
2.03.05	Retained Earnings/ Accumulated Losses	393,427	-

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Individual Quarterly Financial Information / Income Statement

R$ (in thousands)

Code	Description	YTD Current Year 4/1/2012 to 06/30/2012	YTD Current Year 1/1/2012 to 06/30/2012	YTD Previous Year 4/1/2011 to 06/30/2011	YTD Previous Year 1/1/2011 to 06/30/2011
3.01	Net Sales from Goods and/or Services	4,560,301	9,140,379	4,331,752	8,529,545
3.02	Cost of Goods Sold and/or Services Sold	(3,382,413)	(6,773,662)	(3,233,237)	(6,353,015)
3.03	Gross Profit	1,177,888	2,366,717	1,098,515	2,176,530
3.04	Operating Income/Expenses	(761,504)	(1,627,079)	(910,684)	(1,700,049)
3.04.01	Selling Costs	(688,093)	(1,369,159)	(653,054)	(1,256,077)
3.04.02	General and Administrative	(138,228)	(288,385)	(130,307)	(273,250)
3.04.04	Other Operating Expense	(14,114)	(16,367)	(71,115)	(76,393)
3.04.04.01	Income related to fixed assets	(12,601)	(14,856)	(936)	(422)
3.04.04.02	Other Operating Income	-	2	5,826	-
3.04.04.03	Noncurrent Income	(1,513)	(1,513)	(76,005)	(75,971)
3.04.05	Other Operating Expenses	(91,879)	(177,166)	(69,538)	(144,319)
3.04.05.01	Depreciation/Amortization	(91,923)	(176,006)	(68,352)	(139,484)
3.04.05.02	Allowance for doubtful accounts	98	(1,106)	(1,154)	(4,835)
3.04.05.03	Other Operating Expenses	(54)	(54)	(32)	-
3.04.06	Equity Pickup	170,810	223,998	13,330	49,990
3.05	Profit before Net Financial Expenses and Social Contribution Taxes	416,384	739,638	187,831	476,481
3.06	Net financial expenses	(107,035)	(223,529)	(106,610)	(230,383)
3.06.01	Financial revenue	92,019	174,344	85,778	163,819
3.06.02	Financial expenses	(199,054)	(397,873)	(192,388)	(394,202)
3.07	Earnings efore income and social contribution taxes	309,349	516,109	81,221	246,098
3.08	Income and Social Contribution Taxes	(54,700)	(94,868)	9,821	(22,656)
3.08.01	Current	(47,982)	(81,548)	889	-
3.08.02	Deferred	(6,718)	(13,320)	8,932	(22,656)
3.09	Net Income from Continued Operations	254,649	421,241	91,042	223,442
3.11	Net Income for the Period	254,649	421,241	91,042	223,442
3.99	Earnings per Share - (Reais/Share)
3.99.01	Earnings Basic per Share
3.99.01.01	ON	0.92000	1.52000	0.33000	0.82000
3.99.01.02	PN	1.01000	1.67000	0.36000	0.89000
3.99.02	Earnings Diluted per Share
3.99.02.01	ON	0.92000	1.52000	0.33000	0.82000
3.99.02.02	PN	1.00000	1.66000	0.36000	0.89000

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Individual Quarterly Financial Information / Comprehensive Income for the Period

R$ (in thousands)

Code	Description	YTD Current Year 4/1/2012 to 06/30/2012	YTD Current Year 1/1/2012 to 06/30/2012	YTD Previous Year 4/1/2011 to 06/30/2011	YTD Previous Year 1/1/2011 to 06/30/2011
4.01	Net Income for the Period	254,649	421,241	91,042	223,442
4.03	Comprehensive Income for the Period	254,649	421,241	91,042	223,442

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Individual Quarterly Financial Information /Statement of Cash Flows – Indirect Method

R$ (in thousands)

Code	Description	YTD Current Year 1/1/2012 to 06/30/2012	YTD Previous Year 1/1/2011 to 06/30/2011
6.01	Cash Flow provided by Operating Activities	(257,576)	(328,741)
6.01.01	Cash provided by the Operations	742,564	467,422
6.01.01.01	Net Income for the Period	421,241	223,442
6.01.01.02	Deferred Income and social contribution taxes	13,320	(2,113)
6.01.01.03	Results from Disposal of Fixed Assets	14,856	431
6.01.01.04	Depreciation/Amortization	176,006	139,484
6.01.01.05	Net finance expenses	306,458	137,130
6.01.01.06	Adjustment to Present Value	(3,162)	(17,756)
6.01.01.07	Equity Pickup	(223,998)	(49,990)
6.01.01.08	Provision for Contingencies	25,050	27,163
6.01.01.09	Provision for impairment of Property and Equipment	(3,304)	-
6.01.01.10	Share-based Payment	18,688	12,787
6.01.01.11	Allowance for Doubtful Accounts and Breakage	(2,599)	(3,156)
6.01.01.12	Gain (loss) in Equity Interest Dilution	8	-
6.01.02	Changes in Assets and Liabilities	(1,000,140)	(796,163)
6.01.02.01	Accounts Receivable	168,891	430,784
6.01.02.02	Inventories	149,255	(7,429)
6.01.02.03	Recoverable Taxes	34,551	3,799
6.01.02.04	Other Assets	(38,528)	(45,278)
6.01.02.05	Related Parties	(497,466)	(626,171)
6.01.02.06	Restricted Deposits for Legal Proceeding	(58,661)	(29,030)
6.01.02.07	Trade Accounts Payable	(671,000)	(509,818)
6.01.02.08	Payroll Charges	(17,546)	(13,794)
6.01.02.09	Taxes and Social Contributions Payable	(56,970)	132,756
6.01.02.10	Other Accounts Payable	(12,666)	(131,982)
6.02	Cash flow provided by (used in) Investment Activities	(376,202)	(34,260)
6.02.01	Capital Increase in Subsidiaries	-	282,211
6.02.02	Acquisition of Property and Equipment	(377,485)	(309,306)
6.02.03	Increase Intangible Assets	(3,473)	(22,899)
6.02.04	Sales of Property and Equipment	4,756	15,734
6.03	Net Cash Provided by (used in) from Financing Activities	993,421	259,446
6.03.01	Capital Increase/Decrease	12,847	11,797
6.03.02	Additions	1,522,006	1,464,303
6.03.03	Payments	(357,564)	(682,611)
6.03.04	Interest Paid	(53,243)	(398,752)
6.03.05	Payment of Dividends	(130,625)	(135,291)
6.05	Net Increase (Decrease) in Cash and Cash Equivalents	359,643	(103,555)
6.05.01	Cash and Cash Equivalents at beginning of Period	2,328,783	1,757,576
6.05.02	Cash and Cash Equivalents at end of Period	2,688,426	1,654,021

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Individual Quarterly Financial Information / Statement of Changes in Shareholders’ Equity  – 01/01/2012 to 06/30/2012

R$ (in thousands)

Code	Description	Paid-in Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Accumulated Profit/Losses	Other Comprehensive Income	Shareholders’ Equity
5.01	Opening Balance	6,129,405	384,342	1,111,526	-	-	7,625,273
5.03	Adjusted Opening Balance	6,129,405	384,342	1,111,526	-	-	7,625,273
5.04	Capital Transactions with Partners	572,166	(182,218)	(358,413)	(27,814)	-	3,721
5.04.01	Capital Increases	12,847	-	-	-	-	12,847
5.04.03	Recognized Granted Options	-	18,688	-	-	-	18,688
5.04.06	Dividends	-	-	-	(27,814)	-	(27,814)
5.04.08	Capitalization of reserve	559,319	(200,906)	(358,413)	-	-	-
5.05	Total Comprehensive Income	-	-	-	421,241	-	421,241
5.05.01	Net Income for the period	-	-	-	421,241	-	421,241
5.06	Internal Changes of Shareholders’ Equity	-	-	806	-	-	806
5.06.04	Gain (loss) in equity interest	-	-	806	-	-	806
5.07	Closing Balance	6,701,571	202,124	753,919	393,427	-	8,051,041

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Individual Quarterly Financial Information /Statement of Changes in Shareholders’ Equity  – 01/01/2011 to 06/30/2011

R$ (in thousands)

Code	Description	Paid-in Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Accumulated Profit/Losses	Other Comprehensive Income	Shareholders’ Equity
5.01	Opening Balance	5,579,259	463,148	1,056,182	-	-	7,098,589
5.03	Adjusted Opening Balance	5,579,259	463,148	1,056,182	-	-	7,098,589
5.04	Capital Transactions with Partners	538,973	(92,888)	(421,501)	(22,485)	-	2,099
5.04.01	Capital Increases	11,797	-	-	-	-	11,797
5.04.03	Recognized Granted Options	-	12,787	-	-	-	12,787
5.04.06	Dividends	-	-	-	(22,485)	-	(22,485)
5.04.08	Capitalization of reserve	527,176	(105,675)	(421,501)	-	-	-
5.05	Total Comprehensive Income	-	-	-	223,442	-	223,442
5.05.01	Net Income for the period	-	-	-	223,442	-	223,442
5.06	Internal Changes of Shareholders’ Equity	-	-	3,468	-	-	3,468
5.06.01	Capitalization of Reserves	-	-	3,468	-	-	3,468
5.07	Closing Balance	6,118,232	370,260	638,149	200,957	-	7,327,598

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Individual Quarterly Financial Information /Statement of Value Added

R$ (in thousands)

Code	Description	YTD Current Year 1/1/2012 to 06/30/2012	YTD Previous Year 1/1/2011 to 06/30/2011
7.01	Revenues	9,337,744	8,661,702
7.01.01	Sales of Goods, Products and Services	9,296,943	8,701,023
7.01.02	Other Revenues	41,907	(34,486)
7.01.04	Allowance for/Reversal of Doubtful Accounts	(1,106)	(4,835)
7.02	Raw Materials Acquired from Third Parties	(7,282,594)	(6,855,221)
7.02.01	Costs of Products, Goods and Services Sold	(6,528,008)	(6,131,307)
7.02.02	Materials, Energy, Outsourced Services and Other	(754,586)	(723,914)
7.03	Gross Added Value	2,055,150	1,806,481
7.04	Retention	(176,006)	(139,484)
7.04.01	Depreciation and Amortization	(176,006)	(139,484)
7.05	Net Added Value Produced	1,879,144	1,666,997
7.06	Added Value Received in Transfers	398,342	213,809
7.06.01	Equity Pickup	223,998	49,990
7.06.02	Financial revenue	174,344	163,819
7.07	Total Added Value to Distribute	2,277,486	1,880,806
7.08	Distribution of Added Value	2,277,486	1,880,806
7.08.01	Personnel	849,141	711,272
7.08.01.01	Direct Compensation	588,850	492,491
7.08.01.02	Benefits	193,268	164,333
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	52,442	40,075
7.08.01.04	Other	14,581	14,373
7.08.02	Taxes, Fees and Contributions	425,441	384,890
7.08.02.01	Federal	296,090	213,781
7.08.02.02	State	81,235	128,682
7.08.02.03	Municipal	48,116	42,427
7.08.03	Value Distributed to Providers of Capital	581,663	561,202
7.08.03.01	Interest	397,873	394,200
7.08.03.02	Rentals	183,790	167,002
7.08.04	Value Distributed to Shareholders	421,241	223,442
7.08.04.03	Retained Earnings for the period	421,241	223,442

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Consolidated Quarterly Financial Information /Balance Sheet - Assets

R$ (in thousands)

Code	Description	Current Quarter 06/30/2012	Previous Year 12/31/2011
1	Total Assets	33,955,039	33,769,005
1.01	Current Assets	16,757,631	17,267,393
1.01.01	Cash and Cash Equivalents	5,473,383	4,969,955
1.01.03	Accounts Receivable	5,269,323	5,708,122
1.01.03.01	Trade Accounts Receivable	5,023,011	5,437,500
1.01.03.02	Other Accounts Receivable	246,312	270,622
1.01.04	Inventories	4,939,249	5,552,769
1.01.06	Recoverable Taxes	889,880	907,702
1.01.06.01	Current Recoverable Taxes	889,880	907,702
1.01.07	Prepaid Expenses	140,940	105,794
1.01.08	Other Current Assets	44,856	23,051
1.01.08.03	Other	44,856	23,051
1.02	Noncurrent Assets	17,197,408	16,501,612
1.02.01	Long-term Assets	4,341,650	3,863,879
1.02.01.03	Accounts Receivable	636,310	621,267
1.02.01.03.01	Trade Accounts Receivable	556,062	555,841
1.02.01.03.02	Other Accounts Receivable	80,248	65,426
1.02.01.04	Inventories	110,810	14,000
1.02.01.06	Deferred Taxes	1,185,012	1,249,687
1.02.01.06.01	Deferred Income and Social Contribution Taxes	1,185,012	1,249,687
1.02.01.07	Prepaid Expenses	43,114	36,898
1.02.01.08	Receivables from Related Parties	146,351	133,584
1.02.01.08.03	Receivables from Controlling Shareholders	84,102	-
1.02.01.08.04	Receivables from Other Related Parties	62,249	133,584
1.02.01.09	Other Noncurrent Assets	2,220,053	1,808,443
1.02.01.09.04	Recoverable Taxes	965,950	729,998
1.02.01.09.05	Restricted deposits for legal proceeding	898,716	774,106
1.02.01.09.07	Financial Instruments - Option to Put/Call	355,387	304,339
1.02.02	Investments	269,450	253,250
1.02.02.01	Equity Interest	269,450	253,250
1.02.02.01.02	Interest in Subsidiaries	268,991	252,790
1.02.02.01.04	Other Equity Interest	459	460
1.02.03	Property and Equipment, net	7,554,011	7,358,250
1.02.03.01	In Operation	7,105,841	6,831,678
1.02.03.02	Leased	168,095	185,025
1.02.03.03	In Progress	280,075	341,547
1.02.04	Intangible Assets	5,032,297	5,026,233
1.02.04.01	Intangible Assets	5,032,297	5,026,233
1.02.04.01.02	Intangible Assets	5,032,297	5,026,233

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Consolidated Quarterly Financial Information /Balance Sheet – Liabilities

R$ (in thousands)

Code	Description	Current Quarter 06/30/2012	Previous Year 12/31/2011
2	Total Liabilities	33,955,039	33,769,005
2.01	Current Liabilities	11,297,303	13,501,202
2.01.01	Payroll and related charges	836,817	758,663
2.01.01.01	Payroll Liabilities	75,529	96,376
2.01.01.02	Social security liabilities	761,288	662,287
2.01.02	Trade Accounts Payable	4,569,706	6,220,599
2.01.02.01	Local Trade Payable	4,481,842	6,171,638
2.01.02.02	Foreign Trade Payable	87,864	48,961
2.01.03	Taxes and contribution payable	180,175	332,416
2.01.03.01	Federal Tax Liabilities	171,564	324,826
2.01.03.01.01	Income and Social Contribution Taxes Payable	35,053	151,052
2.01.03.01.02	Other (PIS, COFINS, IOF, INSS, Funrural)	136,511	173,774
2.01.03.03	Municipal Tax Liabilities	8,611	7,590
2.01.04	Loans and Financing	4,600,168	4,917,498
2.01.04.01	Loans and Financing	3,734,110	4,334,011
2.01.04.01.01	In Local Currency	3,038,196	3,778,186
2.01.04.01.02	In Foreign Currency	695,914	555,825
2.01.04.02	Debentures	792,251	501,844
2.01.04.03	Financing by Leasing	73,807	81,643
2.01.05	Other Liabilities	854,649	1,005,942
2.01.05.01	Related Parties	52,145	86,036
2.01.05.01.01	Debts with Subsidiaries	39,829	11,764
2.01.05.01.03	Debts with Controlling Shareholders	12,316	15,772
2.01.05.01.04	Debts with Other Related Parties	-	58,500
2.01.05.02	Other	802,504	919,906
2.01.05.02.01	Dividends	585	103,396
2.01.05.02.04	Utilities	19,313	18,917
2.01.05.02.05	Rent payable	43,595	48,991
2.01.05.02.06	Advertisement payable	85,255	89,682
2.01.05.02.07	Transfer to Third Parties	164,936	158,134
2.01.05.02.08	Financing related to acquisition of real estate	14,211	14,211
2.01.05.02.09	Other Accounts Payable	416,851	431,746
2.01.05.02.10	Companies’ Acquisition	57,758	54,829
2.01.06	Provisions	255,788	266,084
2.01.06.02	Other Provisions	255,788	266,084
2.01.06.02.02	Provisions for Restructuring	9,413	12,957
2.01.06.02.05	Taxes Payable in Installments	169,147	171,212
2.01.06.02.06	Deferred Revenues	77,228	81,915
2.02	Noncurrent Liabilities	12,150,958	10,173,378
2.02.01	Loans and Financing	8,210,852	6,240,900
2.02.01.01	Loans and Financing	4,234,696	3,908,594
2.02.01.01.01	In Local Currency	4,033,492	3,097,465
2.02.01.01.02	In Foreign Currency	201,204	811,129
2.02.01.02	Debentures	3,813,692	2,137,518
2.02.01.03	Financing by Leasing	162,464	194,788
2.02.02	Other Liabilities	1,740,588	1,756,076
2.02.02.02	Other	1,740,588	1,756,076
2.02.02.02.03	Taxes Payable by Installments	1,243,629	1,291,810
2.02.02.02.04	Other Accounts Payable	298,137	275,664
2.02.02.02.05	Companies’ Acquisition	198,822	188,602
2.02.03	Deferred Taxes	1,103,607	1,114,873

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Consolidated Quarterly Financial Information /Balance Sheet – Liabilities

R$ (in thousands)

Code	Description	Current Quarter 06/30/2012	Previous Year 12/31/2011
2.02.03.01	Deferred Income and Social Contribution Taxes	1,103,607	1,114,873
2.02.04	Provisions for Contingencies	721,071	680,123
2.02.04.01	Tax, Social Security, Labor and Civil Provisions	721,071	680,123
2.02.04.01.01	Tax Provisions	394,165	375,510
2.02.04.01.02	Social security and labor Provisions	157,774	132,853
2.02.04.01.03	Employee Benefits Provision	43,573	48,669
2.02.04.01.04	Civil Provisions	125,559	123,091
2.02.06	Deferred Revenues	374,840	381,406
2.02.06.02	Deferred Revenues	374,840	381,406
2.03	Consolidated Shareholders’ Equity	10,506,778	10,094,425
2.03.01	Paid-in Capital Stock	6,701,571	6,129,405
2.03.02	Capital Reserves	202,124	384,342
2.03.02.02	Special Goodwill Reserve	38,023	238,930
2.03.02.04	Granted Options	156,703	138,014
2.03.02.07	Capital Reserve	7,398	7,398
2.03.04	Profit Reserves	753,919	1,111,526
2.03.04.01	Legal Reserve	248,249	248,249
2.03.04.05	Profit Retention Reserve	45,112	80,147
2.03.04.10	Expansion Reserve	460,558	783,130
2.03.05	Retained Earnings/ Accumulated Losses	393,427	-
2.03.09	Non-Controlling Interest	2,455,737	2,469,152

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Consolidated Quarterly Financial Information / Income Statement

R$ (in thousands)

Code	Description	YTD Current Year 4/1/2012 to 06/30/2012	YTD Current Year 1/1/2012 to 06/30/2012	YTD Previous Year 4/1/2011 to 06/30/2011	YTD Previous Year 1/1/2011 to 06/30/2011
3.01	Net sales from Goods and/or Services	12,037,419	24,184,870	11,269,779	22,138,573
3.02	Cost of Goods Sold and/or Services Sold	(8,779,217)	(17,688,157)	(8,282,678)	(16,303,468)
3.03	Gross Profit	3,258,202	6,496,713	2,987,101	5,835,105
3.04	Operating Income/Expenses	(2,655,476)	(5,312,384)	(2,556,372)	(4,981,195)
3.04.01	Selling costs	(1,957,008)	(3,966,374)	(1,878,406)	(3,726,664)
3.04.02	General and Administrative	(416,296)	(853,632)	(431,119)	(809,197)
3.04.04	Other Operating Income	20,726	31,482	(43,750)	(41,396)
3.04.04.01	Income related to fixed assets	(9,694)	(2,967)	760	1,246
3.04.04.02	Other Operating Income	31,932	35,961	4,881	6,715
3.04.04.03	Noncurrent Income	(1,512)	(1,512)	(49,391)	(49,357)
3.04.05	Other Operating Expenses	(300,231)	(526,045)	(205,781)	(417,169)
3.04.05.01	Depreciation/Amortization	(206,274)	(375,020)	(149,600)	(307,357)
3.04.05.02	Allowance for doubtful accounts	(79,995)	(131,257)	(36,759)	(76,005)
3.04.05.03	Other Operating Expenses	(13,962)	(19,768)	(19,442)	(33,807)
3.04.06	Equity Pickup	(2,667)	2,185	2,684	13,231
3.05	Profit before Net Financial Expenses and Social Contribution Taxes	602,726	1,184,329	430,729	853,910
3.06	Net finance expenses	(284,728)	(620,478)	(336,012)	(661,737)
3.06.01	Financial revenue	151,013	296,637	138,801	272,173
3.06.02	Financial expenses	(435,741)	(917,115)	(474,813)	(933,910)
3.07	Earnings before income and social contribution taxes	317,998	563,851	94,717	192,173
3.08	Income and social contribution taxes	(72,714)	(156,396)	(8,586)	4,808
3.08.01	Current	(50,905)	(102,986)	(17,779)	(35,938)
3.08.02	Deferred	(21,809)	(53,410)	9,193	40,746
3.09	Net Income from Continued Operations	245,284	407,455	86,131	196,981
3.11	Consolidated Net Income/Loss for the period	245,284	407,455	86,131	196,981
3.11.01	Attributed to Partners of Parent Company	254,649	421,241	91,042	223,442
3.11.02	Attributed to Non-controlling Shareholders	(9,365)	(13,786)	(4,911)	(26,461)
3.99	Earnings per Share - (Reais / Share)
3.99.01	Earnings Basic per Share
3.99.01.01	ON	0.92000	1.52000	0.33000	0.82000
3.99.01.02	PN	1.01000	1.67000	0.36000	0.89000
3.99.02	Earnings Diluted per Share
3.99.02.01	ON	0.92000	1.52000	0.33000	0.82000
3.99.02.02	PN	1.00000	1.66000	0.36000	0.89000

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Consolidated Quarterly Financial Information / Comprehensive Income for the Period

R$ (in thousands)

Code	Description	YTD Current Year 4/1/2012 to 06/30/2012	YTD Current Year 1/1/2012 to 06/30/2012	YTD Previous Year 4/1/2011 to 06/30/2011	YTD Previous Year 1/1/2011 to 06/30/2011
4.01	Net Income for the Period	245,284	407,455	86,131	196,981
4.03	Comprehensive Income for the Period	245,284	407,455	86,131	196,981
4.03.01	Attributed to controlling shareholders	254,649	421,241	91,042	223,442
4.03.02	Attributed to Non-Controlling Shareholders	(9,365)	(13,786)	(4,911)	(26,461)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Consolidated Quarterly Financial Information /Statement of Cash Flows – Indirect Method

R$ (in thousands)

Code	Description	YTD Current Year 1/1/2012 to 06/30/2012	YTD Previous Year 1/1/2011 to 06/30/2011
6.01	Cash Flow Provided by Operating Activities	60,609	(310,399)
6.01.01	Cash provided by the Operations	1,574,969	863,099
6.01.01.01	Net Income for the Period	407,455	196,981
6.01.01.02	Deferred income and social contribution taxes	53,410	(40,746)
6.01.01.03	Results from disposal of fixed assets	2,957	(28,643)
6.01.01.04	Depreciation/Amortization	392,170	308,148
6.01.01.05	Net finance expenses	562,522	250,120
6.01.01.06	Adjustment to Present Value	(587)	(11,616)
6.01.01.07	Equity Pickup	(2,185)	(13,231)
6.01.01.08	Payment Provision for Contingencies	66,745	62,466
6.01.01.09	Provision for impairment of Property and Equipment	(308)	36,158
6.01.01.10	Share-Based payment	18,688	12,787
6.01.01.11	Allowance for doubtful accounts and breakage	195,050	90,675
6.01.01.12	Gain (loss) in equity interest dilution	(24,138)	-
6.01.01.13	Barter Revenue	(96,810)	-
6.01.02	Changes in Assets and Liabilities	(1,514,360)	(1,173,498)
6.01.02.01	Accounts Receivable	298,569	(863,099)
6.01.02.02	Inventories	545,089	(2,376)
6.01.02.03	Recoverable Taxes	(214,935)	(443,569)
6.01.02.04	Financial Instruments	(51,048)	-
6.01.02.05	Other Assets	(82,327)	293,066
6.01.02.06	Related Parties	(59,356)	(203,152)
6.01.02.07	Restricted deposits for legal proceeding	(96,203)	(87,409)
6.01.02.08	Marketable securities	-	658,778
6.01.02.09	Trade accounts payable	(1,652,536)	(831,264)
6.01.02.10	Payroll Charges	77,728	56,241
6.01.02.11	Taxes and social contributions payable	(200,422)	381,522
6.01.02.12	Other Accounts Payable	(78,919)	(132,236)
6.02	Cash flow used in Investing Activities	(546,781)	(584,220)
6.02.01	Companies Acquisition	3,149	-
6.02.02	Capital Increase in Subsidiaries	52	-
6.02.03	Acquisition of Property and Equipment	(557,329)	(531,733)
6.02.04	Increase Intangible Assets	(30,301)	(81,512)
6.02.05	Sales of Property and Equipment	37,477	29,025
6.02.06	Net cash acquisition	171	-
6.03	Net Cash Provided by (used in) from Financing Activities	989,600	1,039,692
6.03.01	Capital Increase/Decrease	12,847	11,797
6.03.02	Additions	4,569,563	4,009,834
6.03.03	Payments	(3,326,062)	(2,394,201)
6.03.04	Interest Paid	(136,123)	(451,096)
6.03.05	Payment of Dividends	(130,625)	(136,642)
6.05	Net Increase (Decrease) in Cash and Cash Equivalents	503,428	145,073
6.05.01	Cash and Cash Equivalents at beginning of Period	4,969,955	3,817,994
6.05.02	Cash and Cash Equivalents at end of Period	5,473,383	3,963,067

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Consolidated Quarterly Financial Information /Statement of Changes in Shareholders’ Equity  – 01/01/2012 to 06/30/2012

R$ (in thousands)

Code	Description	Paid-in Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Accumulated Profit/Losses	Other Comprehensive Income	Shareholders’ Equity	Non- Controlling Interest	Consolidated Shareholders’ Equity
5.01	Opening Balance	6,129,405	384,342	1,111,526	-	-	7,625,273	2,469,152	10,094,425
5.03	Adjusted Opening Balance	6,129,405	384,342	1,111,526	-	-	7,625,273	2,469,152	10,094,425
5.04	Capital Transactions with Partners	572,166	(182,218)	(358,413)	(27,814)	-	3,721	-	3,721
5.04.01	Capital Increases	12,847	-	-	-	-	12,847	-	12,847
5.04.03	Recognized Granted Options	-	18,688	-	-	-	18,688	-	18,688
5.04.06	Dividends	-	-	-	(27,814)	-	(27,814)	-	(27,814)
5.04.08	Capitalization of reserves	559,319	(200,906)	(358,413)	-	-	-	-	-
5.05	Total Comprehensive Income	-	-	-	421,241	-	421,241	(13,786)	407,455
5.05.01	Net Income for the Period	-	-	-	421,241	-	421,241	(13,786)	407,455
5.06	Internal Changes of Shareholders’ Equity	-	-	806	-	-	806	371	1,177
5.06.05	Gain (loss) in equity interest	-	-	806	-	-	806	371	1,177
5.07	Closing Balance	6,701,571	202,124	753,919	393,427	-	8,051,041	2,455,737	10,506,778

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	Version: 1

Consolidated Quarterly Financial Information /Statement of Changes in Shareholders’ Equity – 01/01/2011 to 06/30/2011

R$ (in thousands)

Code	Description	Paid-in Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Accumulated Profit/Losses	Other Comprehensive Income	Shareholders’ Equity	Non- Controlling Interest	Consolidated Shareholders’ Equity
5.01	Opening Balance	5,579,259	463,148	1,056,182	-	-	7,098,589	2,485,181	9,583,770
5.03	Adjusted Opening Balance	5,579,259	463,148	1,056,182	-	-	7,098,589	2,485,181	9,583,770
5.04	Capital Transactions with Partners	538,973	(92,888)	(421,501)	(22,485)	-	2,099	(9,969)	(7,870)
5.04.01	Capital Increases	11,797	-	-	-	-	11,797	-	11,797
5.04.03	Recognized Granted Options	-	12,787	-	-	-	12,787	-	12,787
5.04.06	Dividends	-	-	-	(22,485)	-	(22,485)	-	(22,485)
5.04.08	Capitalization of reserve	527,176	(105,675)	(421,501)	-	-	-	-	-
5.04.09	Non-controlling Interest	-	-	-	-	-	-	(9,969)	(9,969)
5.05	Total Comprehensive Income	-	-	-	223,442	-	223,442	(26,461)	196,981
5.05.01	Net Income for the Period	-	-	-	223,442	-	223,442	(26,461)	196,981
5.06	Internal Changes of Shareholders’ Equity	-	-	3,468	-	-	3,468	-	3,468
5.06.01	Reserves Constitution	-	-	3,468	-	-	3,468	-	3,468
5.07	Closing Balance	6,118,232	370,260	638,149	200,957	-	7,327,598	2,448,751	9,776,349

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	Version: 1

Consolidated Quarterly Financial Information /Statement of Value Added

R$ (in thousands)

Code	Description	YTD Current Year 1/1/2012 to 06/30/2012	YTD Previous Year 1/1/2011 to 06/30/2011
7.01	Revenues	27,145,572	24,917,667
7.01.01	Sales of Goods, Products and Services	27,171,747	24,977,380
7.01.02	Other Revenues	105,082	16,292
7.01.04	Allowance for/Reversal of Doubtful Accounts	(131,257)	(76,005)
7.02	Raw materials Acquired from Third Parties	(20,563,143)	(19,279,981)
7.02.01	Costs of Products, Goods and Services Sold	(18,142,776)	(16,943,355)
7.02.02	Materials, Energy, Outsourced Services and Other	(2,420,367)	(2,336,626)
7.03	Gross Added Value	6,582,429	5,637,686
7.04	Retention	(392,170)	(308,148)
7.04.01	Depreciation and Amortization	(392,170)	(308,148)
7.05	Net Added Value Produced	6,190,259	5,369,538
7.06	Added Value Received in Transfers	298,822	285,404
7.06.01	Equity Pickup	2,185	13,231
7.06.02	Financial revenue	296,637	272,173
7.07	Total Added Value to Distribute	6,489,081	5,614,942
7.08	Distribution of Added Value	6,489,081	5,614,942
7.08.01	Personnel	2,754,785	2,433,998
7.08.01.01	Direct Compensation	1,871,519	1,859,318
7.08.01.02	Benefits	429,850	370,374
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	180,470	179,230
7.08.01.04	Other	272,946	25,076
7.08.01.04.01	Interest	272,946	25,076
7.08.02	Taxes, Fees and Contributions	1,862,421	1,510,546
7.08.02.01	Federal	1,145,310	496,890
7.08.02.02	State	603,830	917,911
7.08.02.03	Municipal	113,281	95,745
7.08.03	Value Distributed to Providers of Capital	1,464,420	1,473,417
7.08.03.01	Interest	917,115	933,910
7.08.03.02	Rentals	547,305	539,507
7.08.04	Value Distributed to Shareholders	407,455	196,981
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	421,241	223,442
7.08.04.04	Non-controlling Interest in Retained Earnings	(13,786)	(26,461)

2Q12 Earnings

Consolidated net income reaches R$ 253 million in the quarter

São Paulo, Brazil, July 23, 2012 - Grupo Pão de Açúcar[BM&FBOVESPA: PCAR4 (PN); NYSE: CBD] and Via Varejo S.A.[BM&FBOVESPA: VVAR3] announce their results for the second quarter of 2012 (2Q12). The results are presented in the segments as follows: GPA Food, which comprises supermarkets (Pão de Açúcar, Extra Supermercado and PA Delivery), hypermarkets (Extra Hiper), neighborhood stores (Minimercado Extra), cash-and-carry stores (Assaí), gas stations and drugstores; and GPA Consolidated, comprised by GPA Food and Viavarejo (Casas Bahia and Ponto Frio's bricks-and-mortar stores and Nova Pontocom's e-commerce: Extra.com.br, PontoFrio.com.br and Casasbahia.com.br).

GPA Food
Gross sales revenue up 7.3% in 2Q12 GPA Food’s EBITDA margin at 8.5% in 2Q12

▪  Gross sales revenue at R$ 7.437 billion, up 7.3% over 2Q11

▪  Gross profit at R$ 1.801 billion, up 14.8% over 2Q11

▪  EBITDA at R$ 574 million, up 37.0% over 2Q11, with margin at 8.5%

▪  Net income at R$ 253 million, up 171.3% over 2Q11

▪  Impact on results of R$ 98 million related to real estate projects (more on page 8). Results excluding the real estate projects are presented as from page 2.

GPA Consolidated

EBITDA totaled R$ 787 million in 2Q12, up 22.8% over 2Q11, and EBITDA margin at 6.5% Net income totaled R$ 255 million, up 179.7% over 2Q11

▪  Gross sales revenue totaled R$ 13.512 billion, up 7.2% over 2Q11

▪  Gross profit at R$ 3.241 billion, up 8.5%

▪  EBITDA at R$ 787 million, up 22.8%

▪  Net income at R$ 255 million, up 179.7% over 2Q11

HIGHLIGHTS

	GPA Food						GPA Consolidated
(R$ million)(1)	2Q12	2Q11	Δ	1H12	1H11	Δ	2Q12	2Q11	Δ	1H12	1H11	Δ

Gross Sales Revenue	7,437	6,928	7.3%	14,808	13,569	9.1%	13,512	12,605	7.2%	27,172	24,978	8.8%
Net Sales Revenue	6,720	6,229	7.9%	13,376	12,213	9.5%	12,037	11,270	6.8%	24,185	22,139	9.2%
Gross Profit	1,801	1,569	14.8%	3,527	3,106	13.6%	3,241	2,987	8.5%	6,497	5,836	11.3%
Gross Margin	26.8%	25.2%	160 bps	26.4%	25.4%	100 bps	26.9%	26.5%	40 bps	26.9%	26.4%	50 bps
EBITDA	574	419	37.0%	1,067	841	26.9%	787	641	22.8%	1,545	1,224	26.3%
EBITDA Margin (2)	8.5%	6.7%	180 bps	8.0%	6.9%	110 bps	6.5%	5.7%	80 bps	6.4%	5.5%	90 bps
Net Financial Revenue (Expenses)	(121)	(166)	27.4%	(263)	(328)	19.7%	(285)	(336)	15.3%	(620)	(662)	6.2%
% of net sales revenue	1.8%	2.7%	90 bps	2.0%	2.7%	70 bps	2.4%	3.0%	60 bps	2.6%	3.0%	40 bps
Net Income Controlling Shareholders (3)	253	93	171.3%	414	239	73.5%	255	91	179.7%	421	223	88.5%
Net Margin	3.8%	1.5%	230 bps	3.1%	2.0%	110 bps	2.1%	0.8%	130 bps	1.7%	1.0%	70 bps
(1) Totals may not tally as the figures are rounded off and all margins were calculated as percentage of net sales revenue.
(2) Earnings before Interest, Taxes, Depreciation, Amortization and Net Financial Revenue (Expenses)
(3) Net Income after noncontrolling shareholders

PERFORMANCE BY SEGMENT

The Company’s operations are integrated into two business segments, as shown below:

In order to enable comparison of the Company’s figures, the tables and explanations about the 2Q12 earnings will be presented excluding revenue from the Company’s real estate projects (see page 8).

SALES PERFORMANCE

	GPA Food ex real estate projects			GPA Food (ex real estate projects )
				Retail			Cash and Carry
(R$ million)	2Q12	2Q11	Δ	2Q12	2Q11	Δ	2Q12	2Q11	Δ

Gross Sales Revenue	7,339	6,928	5.9%	6,196	5,900	5.0%	1,142	1,028	11.1%
Net Sales Revenue	6,621	6,229	6.3%	5,579	5,296	5.3%	1,043	933	11.7%
Gross 'Same Store' Sales Revenue	4.7%	9.1%
Food	4.8%	10.0%
Non food	4.3%	5.9%

GPA Food 2Q12 x 2Q11 (excludes real estate projects)

GPA Food’s gross sales revenue increased 5.9% in 2Q12 over 2Q11, due, among other factors, to the opening of 14 stores in the past 12 months and to the conclusion of the conversion process for banners CompreBem and Sendas into Extra Supermercado and banner Extra Fácil into Minimercado Extra.

Gross same-store sales growth was 4.7%, or -0.2% in real terms, when deflated by the IPCA benchmark inflation index for the period. It is worth noting that, differently from 2Q11, the shopping period ahead of Easter Day also impacted the first quarter of 2012. The Company’s sales performance was also impacted by the retail sales in the beginning of the second quarter, in line with the performance released by the Brazilian Geography and Statistics Institute (IBGE), which showed the slowest growth pace since March 2009.

▶   Retail: Gross sales revenue up 5.0% over 2Q11, mainly due to:

▪   Differentiated performance in some segments, mainly of the general merchandise segment, which posted higher sales revenue due to the introduction of a broader assortment for such products, and of the home and personal care segment, for which several initiatives were developed jointly with suppliers. The trend was offset by a decline in the fish segment’s sales revenue, due to the Easter effect and to a lower average price per kilo;

▪   Faster sales pace in the neighborhood and supermarket formats. The first format saw the conversion of of 66 Extra Fácil stores into Minimercado Extra. Minimercado’s value proposition is different from Extra Fácil’s, once the first offers a broader assortment of perishables and services, in addition to assortment adjusted to each microregion. In 2Q12, the conversion process of banner Extra Fácil into Minimercado Extra was concluded. As for the second format, Extra Supermercado also posted growth above the Group’s average in gross same-store sales.

▶   Cash and carry: Gross sales revenue up 11.1%, mainly due to:

▪   Brand repositioning, with assortment changes, a process which began in the second half of 2011, focusing on the assortment to the target publics - processors, distributors and users, which favors an increase in the average ticket.

	GPA Food ex real estate projects			GPA Consolidated ex real estate projects

(R$ million)	1H12	1H11	Δ	2Q12	2Q11	Δ	1H12	1H11	Δ

Gross Sales Revenue	14,709	13,569	8.4%	13,414	12,605	6.4%	27,073	24,978	8.4%
Net Sales Revenue	13,278	12,213	8.7%	11,939	11,270	5.9%	24,087	22,139	8.8%
Gross 'Same Store' Sales Revenue	7.0%	7.4%		5.6%	10.1%		7.6%	8.5%
Food	7.0%	7.4%
Non food	6.7%	7.3%

GPA Food 1H12 x 1H11 (excludes real estate projects)

In the first half of 2012, gross sales revenue increased 8.4%. The 7.0% same-store sales growth, or 2.0% in real terms, is due to the successful conversions into Extra Supermercado and Minimercado Extra, as these banners’ stores posted improved performance compared with the ones in operation before the conversion, and to the opening of 10 stores in the past 12 months (for further information, see page 10, on the CAPEX section).

GPA Consolidated 2Q12 x 2Q11

Gross sales revenue totaled R$ 13.414 billion in 2Q12, up 6.4%. In addition to GPA Food’s growth, as explained above, sales increase at Viavarejo stood out. The operation posted sales growth in two of the industry’s main shopping dates for the home appliances segment: Mothers’ Day, in May, and Valentines’ Day, commemorated in June in Brazil, and were also benefitted by an extension of the reduction on the IPI tax on some white-line products and relaxation in the tax on furniture.

GPA Consolidated 1H12 x 1H11

Gross sales revenue totaled R$ 27.073 billion, up 8.4%. Same-store sales growth was 7.6%.

Operating Performance

	GPA Food ex real estate projects			GPA Food (ex real estate projects)
				Retail			Cash and Carry
(R$ million)	2Q12	2Q11	Δ	2Q12	2Q11	Δ	2Q12	2Q11	Δ

Net Sales Revenue	6,621	6,229	6.3%	5,579	5,296	5.3%	1,043	933	11.7%
Gross Profit	1,703	1,569	8.5%	1,550	1,454	6.6%	153	115	32.5%
Gross Margin	25.7%	25.2%	50 bps	27.8%	27.5%	30 bps	14.6%	12.3%	230 bps
Selling Expenses	(1,049)	(988)	6.2%	(947)	(892)	6.1%	(102)	(96)	6.6%
General and Administrative Expenses	(175)	(162)	8.2%	(165)	(156)	5.4%	(10)	(5)	88.5%
Total Operating Expenses	(1,224)	(1,150)	6.5%	(1,112)	(1,048)	6.0%	(113)	(102)	11.0%
% of Net Sales Revenue	18.5%	18.5%	0 bps	20.0%	19.8%	20 bps	10.8%	10.9%	10 bps
EBITDA	479	419	14.2%	439	406	8.2%	40	14	192.3%
EBITDA Margin	7.2%	6.7%	50 bps	7.9%	7.7%	20 bps	3.8%	1.5%	230 bps

GPA Food 2Q12 x 2Q11 (excludes real estate projects)

In 2Q12, EBITDA totaled R$ 479 million, up 14.2%, and margin was up 50 basis points, to 7.2%. EBITDA of the retail segment increased 8.2%, while EBITDA of the cash-and-carry segment increased 192.3%. In 2Q11, the cash-and-carry segment accounted for 14.8% in GPA Food’s gross sales revenue, and increased to 15.6% in 2Q12. This segment’s participation on GPA Food’s EBITDA accounted for 8.3% in 2Q12, up from 3.3% in 2Q11.

▶   Retail: EBITDA margin reached 7.9%, a 20-basis-point gain, due to:

▪  30-basis-point gain in gross margin, following a sales mix with higher value-added products, such as perishables and general merchandise, which were also favored by the conversions into Minimercado Extra and Extra Supermercado, once these categories’ presence is higher on those formats. Such performance was in line with the trend in the previous quarters;

▪  Increase of 20 basis points in total operating expenses as percentage of net sales revenue due to an increase in personnel and marketing expenses.

▶   Cash and carry: the segment posted EBITDA margin at 3.8%, up 230 basis points over 2Q11, due to:

▪  230 basis-point increase in gross margin, to 14.6%, following maturation of stores opened in the past 2 years; new positioning in assortment for the target public, which privileges more profitable items;

▪  Reduction in sales expenses due to productivity gains in stores and adjustment of services rendered at the stores. The sales area reformatting, for inventory optimization, and the logistics model review benefit expense control;

GPA Food 1H12 x 1H11 (excludes real estate projects)

EBITDA increased 16.2%, due to a 10.4% increase in gross profit and maintenance of operating expenses as percentage of gross sales revenue at 18.5%.

	GPA Food ex real estate projects			GPA Consolidated ex real estate projects

(R$ million)	1H12	1H11	Δ	2Q12	2Q11	Δ	1H12	1H11	Δ

Net Sales Revenue	13,278	12,213	8.7%	11,939	11,270	5.9%	24,087	22,139	8.8%
Gross Profit	3,429	3,106	10.4%	3,142	2,987	5.2%	6,398	5,836	9.6%
Gross Margin	25.8%	25.4%	40 bps	26.3%	26.5%	20 bps	26.6%	26.4%	20 bps
Selling Expenses	(2,086)	(1,926)	8.3%	(2,039)	(1,922)	6.1%	(4,098)	(3,803)	7.8%
General and Administrative Expenses	(365)	(339)	7.7%	(411)	(424)	3.0%	(845)	(809)	4.4%
Total Operating Expenses	(2,451)	(2,265)	8.2%	(2,450)	(2,346)	4.4%	(4,942)	(4,612)	7.2%
% of Net Sales Revenue	18.5%	18.5%	0 bps	20.5%	20.8%	30 bps	20.5%	20.8%	30 bps
EBITDA	978	841	16.2%	692	641	7.9%	1,456	1,224	19.0%
EBITDA Margin	7.4%	6.9%	50 bps	5.8%	5.7%	10 bps	6.0%	5.5%	50 bps

GPA Consolidated 2Q12 x 2Q11

Gross margin declined 20 basis points, due to fiercer competition in the segments in which Viavarejo operates; the increase in participation of white-line products sales, which carry lower margins compared with those of other categories; and increase in participation of the cash-and-carry segment in GPA Food’s sales, as mentioned above.

In 2Q12, EBITDA totaled R$ 692 million, up 7.9%, with margin at 5.8%, up 10 basis points over 2Q11, due to operation improvement in GPA Food, as mentioned above, through maintenance in operating expenses as percentage of net sales revenue.

GPA Consolidated 1H12 x 1H11

EBITDA increased 19.0% to R$ 1.456 billion, with margin at 6.0%, up 50 basis points over 1H11.

Financial Performance and Indebtedness

Financial Result

Financial Performance and Indebtedness

Financial Result

	GPA Food ex real estate projects						GPA Consolidated ex real estate projects

(R$ million)	2Q12	2Q11	Δ	1H12	1H11	Δ	2Q12	2Q11	Δ	1H12	1H11	Δ

Financial Revenue	123	102	19.9%	228	195	17.4%	151	139	8.5%	296	272	8.8%
Financial Expenses	(244)	(269)	9.3%	(492)	(523)	5.8%	(436)	(475)	8.2%	(917)	(934)	1.8%
Net Financial Revenue (Expenses)	(121)	(166)	27.2%	(264)	(328)	19.6%	(285)	(336)	15.2%	(621)	(662)	6.2%
% of Net Sales Revenue	1.8%	2.7%	90 bps	2.0%	2.7%	70 bps	2.4%	3.0%	60 bps	2.6%	3.0%	40 bps
Charges on Net Bank Debt	(64)	(85)	25.4%	(143)	(169)	15.3%	(66)	(138)	52.0%	(144)	(266)	46.1%
Cost of Discount of Receivables	(26)	(34)	24.5%	(56)	(82)	32.4%	(191)	(167)	14.0%	(422)	(333)	26.9%
Restatement of Other Assets and Liabilities	(32)	(47)	32.4%	(65)	(77)	15.3%	(28)	(30)	8.0%	(55)	(63)	12.3%
Net Financial Revenue (Expenses)	(121)	(166)	27.2%	(264)	(328)	19.6%	(285)	(336)	15.2%	(621)	(662)	6.2%

GPA Food 2Q12 x 2Q11 (excludes real estate projects)

The net financial expense was R$ 121 million, and accounted for 1.8% of net sales revenue, down 90 basis points from that in 2Q11. Such reduction is due to the effects from the decline in the base interest rate, notably as from September 2011, which impacts the Company as explained below:

▪  R$ 64 million in charges on the net bank debt, which accounted for 1.0% of net sales volume, down 40 basis points from 2Q11. The interest rate decline in the period benefitted this reduction;

▪  R$ 26 million in discounted credit card receivables cost, which accounted for 0.4% of net sales revenue. The 20 basis-point reduction, as compared with 2Q11, is directly impacted by a maintenance in the Company’s commercial policy coupled with an interest rate decline;

▪  R$ 32 million in restatement of other assets and liabilities, which accounted for 0.5% of net sales revenue in the quarter, down 20 basis points from 2Q11.

GPA Food 1H12 x 1H11 (excludes real estate projects)

The net financial result was an expense of R$ 264 million, down 19.6%, despite the 8.4% increase in gross sales revenue. The result was impacted by a decline in interest rates and control in payment conditions.

GPA Consolidated 2Q12 x 2Q11

The net financial result was an expense of R$ 285 million and accounted for 2.4% of net sales revenue, down 60 basis points from 2Q11.

GPA Consolidated 1H12 x 1H11

In the first half of 2012, the net financial result was an expense of R$ 621 million and accounted for 2.6% of net sales revenue, down 40 basis points from 1H11.

Indebtedness

	GPA Food		GPA Consolidated
(R$ million)	06.30.2012	03.31.2012	06.30.2012	03.31.2012

Short Term Debt	(2,084)	(2,382)	(2,373)	(2,442)
Loans and Financing	(1,406)	(1,859)	(1,581)	(1,915)
Debentures	(679)	(523)	(792)	(527)
Long Term Debt	(4,767)	(3,199)	(5,658)	(3,827)
Loans and Financing	(1,754)	(1,302)	(1,844)	(1,529)
Debentures	(3,012)	(1,896)	(3,814)	(2,298)
Total Gross Debt	(6,851)	(5,581)	(8,031)	(6,269)
Cash	4,221	2,831	5,473	3,746
Net Debt	(2,630)	(2,750)	(2,557)	(2,523)
Net Debt / EBITDA(1)	1.26x	1.36x	0.78x	0.78x
Payment book short term	-	-	(2,227)	(2,211)
Payment book long term	-	-	(116)	(112)
Net Debt with payment book	-	-	(4,900)	(4,846.69)
Net Debt / EBITDA(1)	1.26x	1.36x	1.50x	1.51x
(1) EBITDA f or t he last 12 mont hs. Does not include real est at e project s

GPA Food (excludes real estate projects)

On 06/30/2012, GPA Food’s net debt totaled R$ 2.630 billion, down R$ 120 million from 03/31/2012, mainly due to the cash generation in the period. The net-debt-to-EBITDA ratio was at 1.26 x at the end of June.

GPA Consolidated

Net debt totaled R$ 2.557 billion as of 06/30/2012, up R$ 34 million in comparison with 03/31/2012. The net-debt-to-EBITDA ratio was at 0.78x.

The Company issued three new series of debentures in the quarter and will use the proceeds to lengthen its debt profile:

▪  11th simple debenture issue of Companhia Brasileira de Distribuição (CBD) - R$ 1.200 billion, with yield of 100% of the CDI + spread of 1% and to mature in 42 months;

▪  1st simple debenture issue of Nova Pontocom (NPC) - R$ 100 million, with yield at 105.35% of the CDI and to mature in 12 months; and

▪  1st simple debenture issue of Nova Casa Bahia (NCB) - R$ 400 million, with yield at 100% of the CDI + spread of 0.72% and to mature in 31 months.

The Company endorsed both debenture issues.

GPA Malls & Properties

The opening of stores at Grupo Pão de Açúcar is the result of a planned expansion process. The Company uses its market intelligence to promote synergies between its retail strength and its real estate assets, which are managed by its real estate unit, GPA Malls & Properties (GPA M&P). GPA M&P manages and explores the Company’s real estate assets, and looks at unlocking value in this market.

In the second quarter, a R$ 98 million gross sales revenue was recognized. It is related to a land swap with Cyrela and with Pitangueiras Desenvolvimento Imobiliário of Company’s pieces of land for the development and construction of projects, among them Thera Faria Lima Pinheiros, launched in October 2011, and Figue, respectively. The swap revenue is net of the accounting cost of the piece of land.

It is worth noting that the operational cycle at the real estate industry is different from that at the retail industry, for it is longer, generally exceeds the fiscal year period in which the project started and relies on real estate launches and their pace.

For further information on the recognition of such revenue, see explanatory notes number 3.b. and 26, on the Financial Statements.

Net income

	GPA Food ex real estate projects						GPA Consolidated ex real estate projects

(R$ million)	2Q12	2Q11	Δ	1H12	1H11	Δ	2Q12	2Q11	Δ	1H12	1H11	Δ

EBITDA	479	419	14.2%	978	841	16.2%	692	641	7.9%	1,456	1,224	19.0%
Depreciation and Amortization	(156)	(116)	34.0%	(303)	(241)	25.6%	(189)	(150)	25.7%	(375)	(308)	21.7%
Net Financial Revenue (Expenses)	(121)	(166)	27.2%	(264)	(328)	19.6%	(285)	(336)	15.2%	(621)	(662)	6.2%
Equity Income	(2)	(1)	111.9%	2	6	68.1%	(3)	3	199.4%	2	13	83.5%
Result from Permanent Assets	(14)	1	-	(24)	1	0.0%	(10)	1	-	(3)	1	347.2%
Nonrecurring Result	-	(49)	-	-	(49)		-	(49)	-	-	(49)	-
Other Operating Revenue (Expenses)	23	6	294.2%	23	0	0.0%	16	(15)	212.6%	15	(27)	154.2%
Income Before Income Tax	208	93	124.8%	412	231	78.7%	222	95	134.6%	474	192	146.7%
Income Tax	(64)	(1)	N/A	(115)	(3)	0.0%	(73)	(9)	746.8%	(156)	5	-
Minority Interest Noncontrolling	13	2	-	27	12	134.9%	9	5	90.6%	14	26	47.9%
Net Income(1) - Controlling Shareholders	157	93	68.6%	325	239	35.9%	159	91	74.5%	331	223	48.3%
Net Margin	2.4%	1.5%	90 bps	2.4%	2.0%	40 bps	1.3%	0.8%	50 bps	1.4%	1.0%	40 bps

Net income GPA Malls & Properties	96	-	-	90	-	-	96	-	-	90	-	-

Net Income(1) - Controlling Shareholders	253	93	171.3%	414	239	73.5%	255	91	179.7%	421	223	88.5%
Net Margin	3.8%	1.5%	230 bps	3.1%	2.0%	110 bps	2.1%	0.8%	130 bps	1.7%	1.0%	70 bps

Total Nonrecurring	-	35	-	-	35	-	10	66	-	10	73	-
Refis 11.941/2009	-	28	-	-	28	-		28	-	-	28	-
Expenses (Revenues) with Association	-	21	-	-	21	-	10	47	-	10	53	-
Income Tax from Nonrecurring	-	(10)	-	-	(10)	-	(3)	(14)	-	(3)	(16)	-
Minority Interest	-	(5)	-	-	(5)	-	3	5	-	3	8	-
Adjusted Net Income	253	128	97.8%	414	273	51.6%	264	157	68.4%	431	297	45.3%
Adjusted Net Margin	3.8%	2.1%	170 bps	3.1%	2.2%	90 bps	2.2%	1.4%	80 bps	1.8%	1.3%	50 bps
(1) Net Income after noncontrolling shareholders

GPA Food 2Q12 x 2Q11 (excludes real estate projects)

Operating income before income tax totaled R$ 208 million, up 124,8% over 2Q11. The increase reflects the operational improvement in all formats and strict control over operating and financial expenses. Net income increased 68.6%, to R$ 157 million, with net margin at 2.4%, up 90 basis points.

Net income for GPA Food including the real estate projects totaled R$ 253 million in 2Q12, up 171.3% over the same year-ago period. In 1H12, net income totaled R$ 414 million, up 73.5% over 1H11.

GPA Food 1H12 x 1H11 (excludes real estate projects)

In the first half, the operating income before income tax totaled R$ 412 million, up 78.7% over the same period last year;

GPA Consolidated 2Q12 x 2Q11

Net income totaled R$ 159 million, up 74.5% over 2Q11, reflecting the operational improvements in GPA Food. The net margin increased 50 basis points in 2Q12 to 1.3%.

GPA Consolidated 1H12 x 1H11

In the first half, net income, including Malls & Properties operations, totaled R$ 421 million, up 88.5% over the same period last year.

Cash Flow

	GPA Food						GPA Consolidated
(R$ million)	2Q12	2Q11	Δ	1H12	1H11	Δ	2Q12	2Q11	Δ	1H12	1H11	Δ

Cash Balance at beginning of period	2,831	2,441	391	3,544	2,468	1,076	3,746	3,588	158	4,970	3,818	1,152
Cash Flow from operating activities	655	635	20	327	390	(63)	623	536	87	61	(310)	371
EBITDA	574	419	155	1,067	841	226	787	641	146	1,545	1,224	321
Cost of Discount of Receivables	(43)	(41)	(2)	(72)	(88)	16	(153)	(194)	41	(304)	(360)	56
Working Capital	123	257	(133)	(668)	(363)	(305)	(11)	89	(100)	(1,181)	(1,174)	(6)
Cash Flow from Investment Activities	(276)	(214)	(63)	(451)	(436)	(15)	(345)	(320)	(25)	(547)	(584)	37
Net CAPEX	(245)	(94)	(151)	(455)	(436)	(19)	(314)	(238)	(76)	(550)	(584)	34
Aquisition and Others	(31)	(120)	89	3		3	(31)	(82)	51	3		3
Cash Flow from Financing Activities	1,011	(285)	1,297	801	154	647	1,450	159	1,291	990	1,040	(50)
Dividends Payments and Others	(131)	(137)	6	(131)	(137)	6	(131)	(137)	6	(131)	(137)	6
Net Proceeds	1,142	(149)	1,291	932	291	641	1,580	296	1,285	1,120	1,176	(56)

Variation of Net Cash Generated	1,390	136	1,254	677	108	569	1,728	375	1,352	503	145	358

Cash Balance at end of period	4,221	2,576	1,645	4,221	2,576	1,645	5,473	3,963	1,510	5,473	3,963	1,510

GPA Food 2Q12 x 2Q11 (excludes real estate projects)

At the end of 2Q12, GPA Food´s cash flow was positive by R$ 4.221 billion, up R$ 1.645 billion over 2Q11, mostly due to the net proceeds and operating cash generation in the period. In May, the Company concluded its 11st debentures issue in the amount of R$ 1.200 billion.

GPA Consolidated 2Q12 x 2Q11

Cash flow in 2Q12 stood at R$ 5.473 billion, a R$ 1.510 billion change in the period.

CAPEX

	GPA Food						GPA Consolidated
(R$ million)	2Q12	2Q11	Δ	1H12	1H11	Δ	2Q12	2Q11	Δ	1H12	1H11	Δ
New stores and land acquisition	119	23	412.1%	182	85	114.5%	155	34	359.6%	232	111	108.7%
Store renovations and conversions	98	97	0.8%	181	222	18.3%	107	115	6.8%	198	242	18.3%
Infrastructure and Others	102	85	19.0%	145	148	2.4%	129	141	8.2%	204	220	7.2%
Total	318	206	54.7%	508	455	11.7%	392	290	35.1%	633	573	10.5%

GPA Food 2Q12 x 2Q11 (excludes real estate projects)

In 2Q12, GPA Food invested R$ 318 million, allocated as follows:

▪  R$ 119 million to store renovations and conversions. In 2Q12, the Company opened one Pão de Açúcar store, one Extra Hiper, one Minimercado Extra, and five drugstores.

▪  R$ 98 million to store openings, construction and land acquisitions. In 2Q12, the conversion process of Extra Fácil to Minimercado Extra stores was concluded;

▪  R$ 102 million to infrastructure (technology and logistics) and others;

GPA Food 1H12 x 1H11

In the first half, GPA Food invested R$ 508 million, most of which, 72.0%, were aimed to land acquisitions and store openings  and to renovations and conversions. GPA Food’s sales area, which totaled 1,887 thousand square meters mil at the end of the period, should increase between 6.0% and 6.7% in 2012, as per the guidance released by the Company on 05/08/12.

GPA Consolidated 2Q12 x 2Q11

Investments totaled R$ 391 million, representing 62% of total invested in the first half of the year, which include R$ 73 million invested in Viavarejo and R$ 318 million from GPA Food, as detailed above.

In addition to the GPA Food stores mentioned above, another three Ponto Frio and three Casas Bahia stores were opened in the period. Another 14 GPA Food stores and 18 Viavarejo are currently being built.

Investments in the period are in line with the Company’s annual business plan. The Company reaffirm the guidance of approximately R$ 1.8 billion in investments for this year, of which R$ 1.4 billion to GPA Food and R$ 400 million to GPA Non Food.

Dividends

GPA Consolidated

	GPA Consolidated
(R$ million)	2Q12	2Q11	Δ	1H12	1H11	Δ
Dividends	27,9	22,6	23,5%	55,7	45,1	23,5%

GPA Consolidated

On 07/23/2012, the Board of Directors approved the prepayment of interim dividends totaling R$0.11 per preferred share and R$0.10 per common share. Dividends to be paid in 2Q12 will total R$27.9 million, complying with Company’s Dividend Payment Policy, approved by the Board of Directors’ Meeting of 08/03/2009.

The interim payment referring to 2Q12 will be made on 08/13/2012. Shareholders registered as such on 07/31/2012 will be entitled to receive the payment. Shares will be traded ex-dividends as of 08/01/2012, until the payment date.

BALANCE SHEET

ASSETS
	GPA Food			GPA Consolidated
(R$ million)	06.30.2012	03.31.2012	06.30.2011	06.30.2012	03.31.2012	06.30.2011
Current Assets	9,019	8,167	7,158	16,694	15,466	15,295
Cash and Marketable Securities	4,221	2,831	2,576	5,473	3,746	3,963
Accounts Receivable	260	309	183	2,253	2,284	1,985
Credit Cards	181	215	112	389	381	202
Payment book	-	-	-	1,961	1,988	1,835
Sales Vouchers and Others	76	90	67	105	106	131
Post Dated Checks	4	4	5	4	4	5
Allowance for Doubtful Accounts	(1)	(0)	(2)	(205)	(195)	(189)
Resulting from Commercial Agreements	389	392	279	389	392	279
Receivables Fund (FIDC)	1,056	1,086	1,090	2,381	2,364	2,341
Inventories	2,603	2,832	2,323	4,939	5,178	4,816
Recoverable Taxes	270	445	440	826	1,032	1,347
Expenses in Advance and Other Accounts Receivables	219	272	268	432	470	564

Noncurrent Assets	14,278	13,799	12,934	17,261	16,564	15,128
Long Term Assets	2,564	2,243	1,916	4,405	3,893	3,061
Marketable Securities	-	-	-	-	-	-
Accounts Receivables	462	448	519	556	543	612
Paes Mendonça	462	448	434	462	448	434
Payment Book	-	-	-	102	101	98
Others	-	-	89	-	-	89
Allowance for Doubtful Accounts	-	-	(4)	(7)	(6)	(9)
Recoverable Taxes	212	33	13	1,030	721	84
Fair Value Bartira	355	304	416	355	304	416
Deferred Income Tax and Social Contribution	426	442	415	1,185	1,211	1,180
Amounts Receivable from Related Parties	178	248	66	146	152	141
Judicial Deposits	730	652	471	899	809	594
Expenses in Advance and Others	92	116	16	123	153	34
Investments	176	161	144	269	258	232
Property and Equipment	6,617	6,523	6,169	7,554	7,436	6,981
Intangible Assets	4,920	4,873	4,706	5,032	4,977	4,855
TOTAL ASSETS	23,297	21,966	20,092	33,955	32,030	30,423

LIABILITIES
	GPA Food			GPA Consolidated
	06.30.2012	03.31.2012	06.30.2011	06.30.2012	03.31.2012	06.30.2011
Current Liabilities	6,149	6,636	4,279	11,297	11,445	9,962
Suppliers	2,533	2,744	2,225	4,570	4,716	4,475
Loans and Financing	1,406	1,859	488	1,581	1,915	1,261
Payment Book (CDCI)		-	-	2,227	2,211	1,948
Debentures	679	523	278	792	527	278
Payroll and Related Charges	372	321	319	837	712	645
Taxes and Social Contribution Payable	81	82	61	180	199	300
Dividends Proposed	1	103	2	1	103	2
Financing for Purchase of Fixed Assets	14	14	14	14	14	14
Rents	44	42	44	44	42	44
Acquisition of Companies	58	56	68	58	56	68
Debt with Related Parties	522	513	499	52	88	13
Advertisement	40	38	34	85	88	34
Provision for Restructuring	9	12	6	9	12	6
Tax Payments	166	91	41	169	94	45
Advanced Revenue	8	13	-	77	79	85
Others	217	223	200	601	587	743

Long Term Liabilities	9,338	7,755	8,577	12,151	10,320	10,685
Loans and Financing	1,754	1,302	2,512	1,844	1,529	2,666
Payment Book (CDCI)	-	-	-	116	112	114
Receivables Fund (FIDC)	1,194	1,167	1,163	2,437	2,383	2,417
Debentures	3,012	1,896	1,488	3,814	2,298	1,488
Acquisition of Companies	199	194	227	199	194	227
Deferred Income Tax and Social Contribution	1,104	1,107	1,102	1,104	1,107	1,102
Tax Installments	1,201	1,260	1,443	1,244	1,302	1,488
Provision for Contingencies	552	537	414	721	701	515
Advanced Revenue	23	-	-	375	368	407
Others	298	291	228	298	326	261

Shareholders' Equity	7,810	7,575	7,236	10,507	10,265	9,776
Capital	5,278	4,708	4,778	6,702	6,130	6,118
Capital Reserves	202	392	370	202	392	370
Profit Reserves	1,147	1,279	839	1,147	1,279	839
Minority Interest	1,183	1,196	1,249	2,456	2,465	2,449
TOTAL LIABILITIES	23,297	21,966	20,092	33,955	32,030	30,423

	INCOME STATEMENT (ex real estate projects)												INCOME STATEMENT
	GPA Food			GPA Food						GPA Consolidated			GPA Food IFRS			GPA Consolidated IFRS
				Retail			Cash and Carry
R$ Million	2Q12	2Q11	Δ	2Q12	2Q11	Δ	2Q12	2Q11	Δ	2Q12	2Q11	Δ	2Q12	2Q11	Δ	2Q12	2Q11	Δ
Gross Sales Revenue	7,339	6,928	5.9%	6,196	5,900	5.0%	1,142	1,028	11.1%	13,414	12,605	6.4%	7,437	6,928	7.3%	13,512	12,605	7.2%
Net Sales Revenue	6,621	6,229	6.3%	5,579	5,296	5.3%	1,043	933	11.7%	11,939	11,270	5.9%	6,720	6,229	7.9%	12,037	11,270	6.8%
Cost of Goods Sold	(4,918)	(4,660)	5.6%	(4,028)	(3,842)	4.9%	(890)	(818)	8.8%	(8,797)	(8,282)	6.2%	(4,918)	(4,660)	5.6%	(8,797)	(8,282)	6.2%
Gross Profit	1,703	1,569	8.5%	1,550	1,454	6.6%	153	115	32.5%	3,142	2,987	5.2%	1,801	1,569	14.8%	3,241	2,987	8.5%
Selling Expenses	(1,049)	(988)	6.2%	(947)	(892)	6.1%	(102)	(96)	6.6%	(2,039)	(1,922)	6.1%	(1,047)	(988)	5.9%	(2,037)	(1,922)	6.0%
General and Administrative Expenses	(175)	(162)	8.2%	(165)	(156)	5.4%	(10)	(5)	88.5%	(411)	(424)	3.0%	(180)	(162)	11.4%	(416)	(424)	1.8%
Total Operating Expenses	(1,224)	(1,150)	6.5%	(1,112)	(1,048)	6.0%	(113)	(102)	11.0%	(2,450)	(2,346)	4.4%	(1,227)	(1,150)	6.7%	(2,453)	(2,346)	4.6%
Earnings before Interest, Taxes, Depreciation, Amortization EBITDA	479	419	14.2%	439	406	8.2%	40	14	192.3%	692	641	7.9%	574	419	37.0%	787	641	22.8%
Depreciation and Amortization	(156)	(116)	34.0%	(145)	(109)	32.7%	(11)	(7)	54.8%	(189)	(150)	25.7%	(156)	(116)	34.0%	(189)	(150)	25.7%
Earnings before interest and Taxes EBIT	323	303	6.6%	294	296	0.8%	29	7	336.5%	503	491	2.5%	418	303	38.1%	599	491	21.9%
Financial Revenue	123	102	19.9%	119	101	18.1%	3	1	154.9%	151	139	8.5%	123	102	20.2%	151	139	8.8%
Financial Expenses	(244)	(269)	9.3%	(229)	(251)	9.0%	(15)	(17)	12.7%	(436)	(475)	8.2%	(244)	(269)	9.3%	(436)	(475)	8.2%
Net Financial Revenue (Expenses)	(121)	(166)	27.2%	(109)	(150)	27.3%	(12)	(16)	26.5%	(285)	(336)	15.2%	(121)	(166)	27.4%	(285)	(336)	15.3%
Equity Income	(2)	(1)	111.9%	(2)	(1)	111.9%			0.0%	(3)	3	0.0%	(2)	(1)	111.9%	(3)	3	199.4%
Result from Permanent Assets	(14)	1		(15)	(1)	-	1	2	59.4%	(10)	1	0.0%	(14)	1	(19.70)	(10)	1	(13.77)
Nonrecurring Result	-	(49)	-	-	(49)	-	-	-	-	-	(49)	-	-	(49)	-	-	(49)	-
Other Operating Revenue (Expenses)	23	6	294.2%	23	6	294.2%	-	-	-	16	(15)	-	23	6	294.2%	16	(15)	212.6%
Income Before Income Tax	208	93	124.8%	190	100	90.3%	18	(7)	0.0%	222	95	134.6%	304	93	228.2%	318	95	235.7%
Income Tax	(64)	(1)	6273.3%	(65)	(3)	1992.4%	1	2	65.6%	(73)	(9)	746.8%	(64)	(1)	0.0%	(73)	(9)	746.8%
Minority Interest Noncontrolling	13	2	709.6%	13	2	709.6%	-	-	0.0%	9	5	90.6%	13	2	709.6%	9	5	90.6%
Net Income Controlling Shareholders (1)	157	93	68.6%	138	98	40.6%	19	(5)	0.0%	159	91	74.5%	253	93	171.3%	255	91	179.7%
Net Income per Share										0.60	0.35					0.97	0.35
Nº of shares (million) ex treasury shares										263	257					263	257

	GPA Food			GPA Food						GPA Consolidated			GPA Food IFRS			GPA Consolidated IFRS
% Net Sales Revenue				Reatil			Cash and Carry
	2Q12	2Q11		2Q12	2Q11		2Q12	2Q11		2Q12	2Q11		2Q12	2Q11		2Q12	2Q11
Gross Profit	25.7%	25.2%		27.8%	27.5%		14.6%	12.3%		26.3%	26.5%		26.8%	25.2%		26.9%	26.5%
Selling Expenses	15.8%	15.9%		17.0%	16.8%		9.8%	10.3%		17.1%	17.1%		15.6%	15.9%		16.9%	17.1%
General and Administrative Expenses	2.6%	2.6%		3.0%	3.0%		1.0%	0.6%		3.4%	3.8%		2.7%	2.6%		3.5%	3.8%
Total Operating Expenses	18.5%	18.5%		19.9%	19.8%		10.8%	10.9%		20.5%	20.8%		18.3%	18.5%		20.4%	20.8%
EBITDA	7.2%	6.7%		7.9%	7.7%		3.8%	1.5%		5.8%	5.7%		8.5%	6.7%		6.5%	5.7%
Depreciation and Amortization	2.4%	1.9%		2.6%	2.1%		1.0%	0.7%		1.6%	1.3%		2.3%	1.9%		1.6%	1.3%
EBIT	4.9%	4.9%		5.3%	5.6%		2.8%	0.7%		4.2%	4.4%		6.2%	4.9%		5.0%	4.4%
Net Financial Revenue (Expenses)	1.8%	2.7%		2.0%	2.8%		1.1%	1.7%		2.4%	3.0%		1.8%	2.7%		2.4%	3.0%
Result from Permanent Assets and Others	0.1%	0.7%		0.1%	0.8%		0.1%	0.2%		0.1%	0.6%		0.1%	0.7%		0.1%	0.6%
Income Before Income Tax	3.1%	1.5%		3.4%	1.9%		1.7%	0.8%		1.9%	0.8%		4.5%	1.5%		2.6%	0.8%
Income Tax	1.0%	0.0%		1.2%	0.1%		0.1%	0.2%		0.6%	0.1%		1.0%	0.0%		0.6%	0.1%
Minority Interest noncontrolling	0.2%	0.0%		0.2%	0.0%		0.0%	0.0%		0.1%	0.0%		0.2%	0.0%		0.1%	0.0%
Net Income Controlling Shareholders (1)	2.4%	1.5%		2.5%	1.9%		1.8%	0.6%		1.3%	0.8%		3.8%	1.5%		2.1%	0.8%

(1) Net Income after noncontrolling shareholders

	INCOME STATEMENT (ex real estate projects)									INCOME STATEMENT
	GPA Food			GPA Consolidated						GPA Food IFRS			GPA Consolidated IFRS
R$Million	1H12	1H11	Δ%	2Q12	2Q11	Δ%	1H12	1H11	Δ%	1H12	1H11	Δ	1H12	1H11	Δ
Gross Sales Revenue	14,709	13,569	8.4%	13,414	12,605	6.4%	27,073	24,978	8.4%	14,808	13,569	9.1%	27,172	24,978	8.8%
Net Sales Revenue	13,278	12,213	8.7%	11,939	11,270	5.9%	24,087	22,139	8.8%	13,376	12,213	9.5%	24,185	22,139	9.2%
Cost of Goods Sold	(9,849)	(9,107)	8.1%	(8,797)	(8,282)	6.2%	(17,688)	(16,303)	8.5%	(9,849)	(9,107)	8.1%	(17,688)	(16,303)	8.5%
Gross Profit	3,429	3,106	10.4%	3,142	2,987	5.2%	6,398	5,836	9.6%	3,527	3,106	13.6%	6,497	5,836	11.3%
Selling Expenses	(2,086)	(1,926)	8.3%	(2,039)	(1,922)	6.1%	(4,098)	(3,803)	7.8%	(2,086)	(1,926)	8.3%	(4,098)	(3,803)	7.8%
General and Administrative Expenses	(365)	(339)	7.7%	(411)	(424)	3.0%	(845)	(809)	4.4%	(374)	(339)	10.4%	(854)	(809)	5.5%
Total Operating Expenses	(2,451)	(2,265)	8.2%	(2,450)	(2,346)	4.4%	(4,942)	(4,612)	7.2%	(2,460)	(2,265)	8.6%	(4,951)	(4,612)	7.4%
Earnings before Interest, Taxes, Depreciation, AmortizationEBITDA	978	841	16.2%	692	641	7.9%	1,456	1,224	19.0%	1,067	841	26.9%	1,545	1,224	26.3%
Depreciation and Amortization	(303)	(241)	25.6%	(189)	(150)	25.7%	(375)	(308)	21.7%	(303)	(241)	25.6%	(375)	(308)	21.7%
Earnings before interest and TaxesEBIT	675	600	12.5%	503	491	2.5%	1,081	916	18.0%	764	600	27.4%	1,170	916	27.8%
Financial Revenue	228	195	17.4%	151	139	8.5%	296	272	8.8%	229	195	17.6%	297	272	9.0%
Financial Expenses	(492)	(523)	5.8%	(436)	(475)	8.2%	(917)	(934)	1.8%	(492)	(523)	5.8%	(917)	(934)	1.8%
Net Financial Revenue (Expenses)	(264)	(328)	19.6%	(285)	(336)	15.2%	(621)	(662)	6.2%	(263)	(328)	19.7%	(620)	(662)	6.2%
Equity Income	2	6	(0.68)	(3)	3	-	2	13	(0.83)	2	6	(0.68)	2	13	83.5%
Result from Permanent Assets	(24)	1	-	(10)	1	-	(3)	1	-	(24)	1	-	(3)	1	347.2%
Nonrecurring Result	-	(49)	-	-	(49)	-	-	(49)	-	-	(49)	-	-	(49)	-
Other Operating Revenue (Expenses)	23	0	-	16	(15)	-	15	(27)	-	23	0	-	15	(27)	154.2%
Income Before Income Tax	412	231	78.7%	222	95	134.6%	474	192	146.7%	502	231	117.7%	564	192	193.4%
Income Tax	(115)	(3)	0.0%	(73)	(9)	746.8%	(156)	5	-	(115)	(3)	-	(156)	5	-
Minority InterestNoncontrolling	27	12	134.9%	9	5	90.6%	14	26	47.9%	27	12	134.9%	14	26	47.9%
Net IncomeControlling Shareholders (1)	325	239	35.9%	159	91	74.5%	331	223	48.3%	414	239	73.5%	421	223	88.5%
Net Income per Share	-	-	-	0.60	0.35	70.7%	1.26	0.87	0.0%	-	-	-	1.60	0.87	84.4%
Nº of shares (million) ex treasury shares				263	257		263	257					263	257

% Net Sales Revenue	GPA Food			GPA Consolidated						GPA Food IFRS			GPA Consolidated IFRS
	1H12	1H11		2Q12	2Q11		1H12	1H11		1H12	1H11		1H12	1H11
Gross Profit	25.8%	25.4%		26.3%	26.5%		26.6%	26.4%		26.4%	25.4%		26.9%	26.4%
Selling Expenses	15.7%	15.8%		17.1%	17.1%		17.0%	17.2%		15.6%	15.8%		16.9%	17.2%
General and Administrative Expenses	2.7%	2.8%		3.4%	3.8%		3.5%	3.7%		2.8%	2.8%		3.5%	3.7%
Total Operating Expenses	18.5%	18.5%		20.5%	20.8%		20.5%	20.8%		18.4%	18.5%		20.5%	20.8%
EBITDA	7.4%	6.9%		5.8%	5.7%		6.0%	5.5%		8.0%	6.9%		6.4%	5.5%
Depreciation and Amortization	2.3%	2.0%		1.6%	1.3%		1.6%	1.4%		2.3%	2.0%		1.6%	1.4%
EBIT	5.1%	4.9%		4.2%	4.4%		4.5%	4.1%		5.7%	4.9%		4.8%	4.1%
Net Financial Revenue (Expenses)	2.0%	2.7%		2.4%	3.0%		2.6%	3.0%		2.0%	2.7%		2.6%	3.0%
Result from Permanent Assets and Others	0.0%	0.4%		0.1%	0.6%		0.0%	0.3%		0.0%	0.4%		0.0%	0.3%
Income Before Income Tax	3.1%	1.9%		1.9%	0.8%		2.0%	0.9%		3.8%	1.9%		2.3%	0.9%
Income Tax	0.9%	0.0%		0.6%	0.1%		0.6%	0.0%		0.9%	0.0%		0.6%	0.0%
Minority Interestnoncontrolling	0.2%	0.1%		0.1%	0.0%		0.1%	0.1%		0.2%	0.1%		0.1%	0.1%
Net IncomeControlling Shareholders (1)	2.4%	2.0%		1.3%	0.8%		1.4%	1.0%		3.1%	2.0%		1.7%	1.0%

(1) Net Income after noncontrolling shareholders

Statement of Cash Flow
(R$ million)	GPA Consolidated
	06.30.2012	06.30.2011

Net Income for the period	407	197
Adjustment for Reconciliation of Net Income
Deferred Income Tax	53	(41)
Income of Permanent Assets Written Off	3	(29)
Depreciation and Amortization	392	308
Interests and Exchange Variation	563	250
Net profit/loss on shareholder interest	(24)
Adjustment to Present Value	(1)	(12)
Equity Income	(2)	(13)
Provision for Contingencies	67	62
Provision for low and losses of fixed assets	(0)	36
Share Based Compensation	19	13
Allowance for Doubtful Accounts	195	91
Swap revenue	(97)
	1,575	863
Asset (Increase) Decreases
Accounts Receivable	299	(863)
Inventories	545	(2)
Taxes recoverable	(215)	(444)
Financial Instrument Rede Duque	(51)
Other Assets	(82)	293
Marketable Securities		659
Related Parties	(59)	(203)
Judicial Deposits	(96)	(87)
	340	(648)
Liability (Increase) Decrease
Suppliers	(1,653)	(831)
Payroll and Charges	78	56
Taxes and contributions	(200)	382
Other Accounts Payable	(79)	(132)
	(1,854)	(526)
Net Cash Generated from (Used in) Operating Activities	61	(310)

Cash Flow from Investment and Financing Activities

	GPA Consolidated
(R$ million)	06.30.2012	06.30.2011

Net cash from acquisitions	0
Acquisition of Companies	3
Capital Increase in Subsidiaries	0
Acquisition of Property and Equipment	(557)	(532)
Increase of Intangible Asset	(30)	(82)
Sale of Property and Equipment	37	29
Net Cash Generated from (used in) Investment Activities	(547)	(584)

Cash Flow from Financing Activities
Increase (Decrease) of Capital	13	12
Increase in Minority Interest
Financiamentos
Funding and Refinancing	4,570	4,010
Payments	(3,326)	(2,394)
Interest Paid	(136)	(451)
Dividend Payments	(131)	(137)
Net Cash Generated from (used in) Financing Activities	990	1,040
Cash and Cash Equivalents at the Beginning of the Year	4,970	3,818
Cash and Cash Equivalents at the End of the Year	5,473	3,963
Change in Cash and Cash Equivalent	503	145

	Breakdown of Gross Sales by Format (ex real estate projects)
(R$ million)	2Q12%		2Q11%		Δ	1H12%		1H11%		Δ

Pão de Açúcar	1,374	10.2%	1,286	10.2%	6.8%	2,722	10.1%	2,498	10.0%	9.0%
Extra Hiper (1)	3,368	25.1%	3,068	24.3%	9.8%	6,779	25.0%	6,026	24.1%	12.5%
Extra Supermercado	1,084	8.1%	1,177	9.3%	7.9%	2,228	8.2%	2,409	9.6%	7.5%
Assaí	1,142	8.5%	1,028	8.2%	11.1%	2,273	8.4%	1,939	7.8%	17.3%
Others Business (2)	371	2.8%	369	2.9%	0.5%	708	2.6%	697	2.8%	1.6%
GPA Food	7,339	54.7%	6,928	55.0%	5.9%	14,709	54.3%	13,569	54.3%	8.4%
Viavarejo (3)	6,075	45.3%	5,676	45.0%	7.0%	12,364	45.7%	11,409	45.7%	8.4%
GPA Consolidated	13,414	100.0%	12,605	100.0%	6.4%	27,074	100.0%	24,978	100.0%	8.4%

	Breakdown of Net Sales by Format (ex real estate projects)
(R$ million)	2Q12%		2Q11%		Δ	1H12%		1H11%		Δ

Pão de Açúcar	1,232	10.3%	1,152	10.2%	6.9%	2,445	10.2%	2,243	10.1%	9.0%
Extra Hiper (1)	2,992	25.1%	2,716	24.1%	10.2%	6,023	25.0%	5,339	24.1%	12.8%
Extra Supermercado	988	8.3%	1,064	9.4%	7.2%	2,031	8.4%	2,183	9.9%	7.0%
Assaí	1,043	8.7%	933	8.3%	11.7%	2,078	8.6%	1,760	7.9%	18.1%
Others Business (2)	366	3.1%	363	3.2%	0.9%	701	2.9%	688	3.1%	2.0%
GPA Food	6,621	55.5%	6,229	55.3%	6.3%	13,278	55.1%	12,213	55.2%	8.7%
Viavarejo (3)	5,318	44.5%	5,041	44.7%	5.5%	10,809	44.9%	9,925	44.8%	8.9%
GPA Consolidated	11,938	100.0%	11,270	100.0%	5.9%	24,087	100.0%	22,138	100.0%	8.8%
(1) Includes M inimercado Extra sales.
(2) Includes Gas Station and Drugstores sales.
(3) Includes Ponto Frio, Nova Casas Bahia and Nova Pontocom sales.

Sales Breakdown (% of Net Sales ex real estate projects)
	GPA Food				GPA Consolidated
	2Q12	2Q11	1H12	1H11	2Q12	2Q11	1H12	1H11
Cash	52.8%	51.9%	53.0%	52.6%	40.0%	40.3%	37.7%	41.1%
Credit Card	39.8%	40.4%	39.5%	39.7%	49.2%	48.3%	45.9%	47.6%
Food Voucher	7.3%	7.4%	7.3%	7.5%	4.0%	4.1%	3.7%	4.5%
Credit	0.1%	0.2%	0.1%	0.2%	6.9%	7.3%	6.4%	6.8%
Post Dated Checks	0.1%	0.2%	0.1%	0.2%	0.1%	0.1%	0.1%	0.1%
Payment Book	0.0%	0.0%	0.0%	0.0%	6.8%	7.1%	6.3%	6.7%

	Stores Openings/Closings per Format
	03/31/2012	Opened	Closed	06/30/2012

Pão de Açúcar	158	1		159
Extra Hiper	133	1		134
Extra Supermercado	204			204
Minimercado Extra	71	1	3	69
Assaí	60		1	59
Ponto Frio	400	3		403
Casas Bahia	544	3		547
Other Business	232	5	1	236
Gas Satation	78			78
Drugstores	154	5	1	158
GPA Consolidated	1,802	14	5	1,811
Sale Area ('000 m2 )	2,830			2,837
# of employees ('000)	149			149

2Q12 Results Conference Call and Webcast

Tuesday, July 24, 2012

11:00 a.m. (Brasília time) | 10:00 a.m. (New York) | 3:00 p.m. (London)

Portuguese Conference Call (original language)

+55 (11) 3127-4971

English Conference Call (simultaneous interpreting)

+1 (516) 300-1066

Webcast: http://www.gpari.com.br

Replay

+55 (11) 3127-4999

Code for audio in Portuguese: 80024592

Code for audio in English: 29581300

http://www.gpari.com.br

CONTACTS

Investor Relations - GPA and Viavarejo Phone: (11) 3886-0421 Fax: (11) 3884-2677 gpa.ri@grupopaodeacucar.com.br Website: www.gpari.com.br www.globex.com.br/ri

Media Relations - GPA

Phone: (11) 3886-3666

imprensa@grupopaodeacucar.com.br

Media Relations - Viavarejo

Phone: (11) 4225-9228

imprensa@viavarejo.com.br

Social Media News Room

http://imprensa.grupopaodeacucar.com.br/category/gpa/

Twitter – Media

@imprensagpa

Casa do Cliente – Customer Service Pão de Açúcar: 0800-7732732 / Extra: 0800-115060 Ponto Frio: (11) 4002-3388/Casas Bahia:(11) 3003-8889

"The financial information contained in the financial statements are presented in accordance with accounting practices adopted in Brazil and refer to the second quarter of 2012 (2Q12), except where otherwise noted, with comparisons made over the same period last year."

"Any and all information derived from non-accounting or not accounting numbers has not been reviewed by independent auditors."

"For the calculation of " EBITDA" Earnings Before Interest, Taxes, Depreciation and Amortization, According to the table on page 6.

The basis for calculating same-store sales is defined by the sales registered in stores open for at least 12 consecutive months and were not closed for 7 consecutive days or more in this period. Acquisitions are not included in the same-store calculation base in the first 12 months of operation.

Grupo Pão de Açúcar adopts the IPCA consumer price index as its benchmark inflation index, which is also used by the Brazilian Supermarkets Association (ABRAS), since it more accurately reflects the mix of products and brands sold by the Company. The IPCA in the 12 months ended June 2012 was 4.92%

About Grupo Pão de Açúcar and Viavarejo: Grupo Pão de Açúcar is Brazil’s largest retailer, with a distribution network comprising approximately 1,810 points of sale and electronic channels. The Group’s multiformat structure consists of GPA Food and Viavarejo.GPA Food’s operations comprise supermarkets (Pão de Açúcar and Extra Supermercado), hypermarkets (Extra), neighborhood stores (Minimercado Extra), cash-and-carry stores (Assaí), gas stations and drugstores.GPA Food’s business is classified as Food and Non-Food (electronics/home appliances, clothing, general merchandise, drugstore and gas stations).Viavarejo’s operations consist of bricks-and-mortar stores selling electronics/home appliances and furniture (Ponto Frio and Casas Bahia) and online stores (Nova Pontocom: Extra.com.br, PontoFrio.com.br, Casasbahia.com.br).Founded in 1948 in São Paulo, the Group is present in 20 of the 27 Brazilian states, which jointly account for 94.1% of the country’s GDP.

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, the growth potential of the Company and the market and macroeconomic estimates are mere forecasts and were based on the expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and are therefore subject to change.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

1.    Corporate information

Companhia Brasileira de Distribuição ("Company" or “GPA”), directly or through its subsidiaries (“Group”) operates in the food retailer, clothing, home appliances and other products segment through its chain of hypermarkets, supermarkets, specialized and department stores principally under the trade names "Pão de Açúcar, "Extra Hiper", "Extra Super", “Mini-mercado Extra”, “Assai”, “Ponto Frio” and “Casas Bahia", apart from e-commerce platforms “Casas Bahia.com,” “Extra.com” and “Ponto Frio.Com”. The registered office is located at São Paulo, SP, Brazil.

Founded in 1948, the Company has 149 thousand employees, 1,810 stores in 20 Brazilian states and in the Federal District and a logistics infrastructure comprised of 52 warehouses located in 14 states at June 30, 2012.The Company’s shares are traded on the Level 1 Corporate Governance segment of the São Paulo Stock Exchange and its shares are listed at the São Paulo (“BM&FBovespa”) and New York Stock Exchanges (ADR level III).

The Company is controlled by Wilkes Participações S.A. ("Wilkes").

Casino Arbitration

On May 30, 2011, and July 1, 2011 Casino filed two arbitration requests in accordance with the rules set forth by the International Arbitration Court of the International Chamber of Commerce against Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Adriana Falleiros dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz and Península Participações S.A . (“Península”)

On October 5, 2011, Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Adriana Falleiros dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz and Península presented their responses to both arbitration requests and filed counterclaims.

The arbitrations were unified into one single proceeding and an arbitration court composed of three members, was established to settle the dispute. This first hearing of the aforementioned arbitration proceeding, was held in São Paulo on May 9, 2012. The arbitration process is subject to a confidentiality clause and aims to ensure  the observation of the Wilkes shareholders´ agreement and the law. On June 21, 2012 the Company raised an objection claiming that the Company should not be part in this arbitration, as it is not a part of Wilkes’s Shareholders’ Agreement.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

1.  Corporate information -- Continued

Corporate events Wilkes

At Extraordinary General Meeting held on June 22, 2012, the following members appointed and approved by shareholders: Mr. Eleazar de Carvalho Filho, Mr. Luiz Augusto de Castro Neves and Mr. Roberto Oliveira de Lima, remaining Mr. Abilio dos Santos Diniz as the Company´s chairman of the Board of Directors. Following the changes approved in this  meeting, the new composition of the Company's Board of Directors will be as follows: Abilio dos Santos Diniz (chairman), Antoine Marie Remi Lazars Giscard D’Estaing, Arnaud Strasser, Candido Botelho Bracher, Eleazar de Carvalho Filho, Fábio Schvartsman, Geyze Marchesi Diniz, Guilherme Affonso Ferreira, Jean Louis Bourgier, Jean‐Charles Henri Naouri, Luiz Augusto de Castro Neves, Pedro Henrique Chermont de Miranda, Pedro Paulo Falleiros dos Santos Diniz, Roberto Oliveira de Lima and Ulisses Kameyama. Mrs. Ana Maria Falleiros dos Santos Diniz D’Avila and Mr. João Paulo Falleiros dos Santos Diniz will no longer be members of the Company’s Board of Directors.

On the same date, was also held the Extraordinary General Meeting’ for Wilkes, which resolved on replacing the chairman of Wilkes’s Board of Directors. Mr. Jean‐Charles Henri Naouri, Casino’s CEO, was appointed as Chairman of the aforementioned Board, a position previously occupied by Mr. Abilio dos Santos Diniz.

On July 02, 2012, was held another Extraordinary General Meeting’ for Wilkes, which informed the composition of the Company's Board of Directors that will be as, follows: Jean‐Charles Henri Naouri (chairman), Abilio dos Santos Diniz, Marcelo Fernandez Trindade and Arnaud Strasser. After these events Casino become the sole controlling shareholder of the Company.

Arbitration request by Morzan

Pursuant to the Material Fact released on June 15, 2012, the Company hereby announces that it has received a letter from the International Chamber of Commerce ("ICC") notifying about the request for the filing of an arbitration proceedings (“Proceedings”) submitted by Morzan Empreendimentos e Participações Ltda. (“Morzan”), former controlling shareholders of Globex Utilidades S.A. (Ponto Frio network).

The Proceedings are associated with issues originating from the Share Purchase Agreement executed between the subsidiary Mandala Empreendimentos e Participações S.A. on June 8, 2009 (the “Agreement”) for acquisition of 86,962,965 registered common shares with no par value, which then represented 70.2421% of the total and voting capital of Globex Utilidades S.A., previous corporate name of Via Varejo S.A. (“Via Varejo”), subject matter of the Material Fact disclosed by the Company on June 8, 2009. The arbitration terms are subject to confidentiality requirements.

On July 11, 2012, the Company exercised its right to appoint an arbitrator to compose the arbitration court responsible for conducting the Proceedings.

The Company understands that the request is unfounded, given that the Agreement was fully complied with, as it will be demonstrated during the Proceedings.

The Company will maintain its shareholders and the market informed of any material developments regarding the Proceedings.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

1.  Corporate information -- Continued

Restructuring of Via Varejo

On December 14, 2011 the Board of Directors of the Company approved a formal plan for the closure of 88 Ponto Frio stores. Such closings were approved by the Anti-Trust Agency (“CADE”) as required by Preserve Reversibility of Operation Agreement (“APRO”). On December 31, 2011, the Company communicated parties involved (employees, store owners, trade accounts payables and others) and recorded a provision for the closing the stores in the amount of R$34,700, and R$20,700 related to the net value of fixed assets and R$14,000 to other expenses related to the closure.

As of June 30, 2012, 58 out of the 88 stores planned were closed and the Company decided to maintain 8 stores open. On June 30, 2012 the Company had a provision for the closure of R$12,296, related to 22 stores scheduled to be closed, besides expenses that may be incurred from the shops already closed.

2.  Basis of preparation

The Parent Company and Consolidated quarterly financial information were prepared and presented according to the technical pronouncement CPC 21 - Interim Financial Reporting, issued by the Brazilian Accounting Pronouncements Committee (CPC) and IAS 34 - Interim Financial Reporting issued by the International Accounting Standard Board - IASB, respectively, applicable to the preparation of quarterly financial information and presented in a manner consistent with the standards issued by the Brazilian Securities and Exchange Commission (“CVM”).

The quarterly financial information for the six-month period ended June 30, 2012 was approved by the Board of Directors at July 23, 2012.

For a better presentation and comparability, certain balances of December 31, 2011 were reclassified.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

3. Basis for consolidation

a)     Interest in subsidiaries, associates and joint ventures:

Investment interest - %
	06.30.2012		12.31.2011
Entities	Company	Indirect	Company	Indirect
Subsidiaries:
Novasoc Comercial Ltda. (“Novasoc”)	10.00	-	10.00	-
Sé Supermercado Ltda. (“Sé”)	93.10	0.69	93.10	0.69
Sendas Distribuidora S.A. (“Sendas”)	18.33	76.04	18.33	76.04
Pão de Açúcar Fundo de Investimentos em Direitos Creditórios (“PAFIDC”)	9.64	1.13	9.04	1.06
PA Publicidade Ltda. (“PA Publicidade”)	100.00	-	100.00	-
Barcelona Comércio Varejista e Atacadista S.A. (“Barcelona”)	-	93.79	-	93.79
CBD Holland B.V.	100.00	-	100.00	-
CBD Panamá Trading Corp.	-	100.00	-	100.00
Xantocarpa Participações Ltda. (“Xantocarpa”)	-	94.36	-	94.36
Vedra Empreend. e Participações S.A.	99.99	0.01	99.99	0.01
Bellamar Empreend. e Participações Ltda.	-	93.10	-	93.10
Vancouver Empreend. e Participações Ltda.	100.00	-	100.00	-
Bruxellas Empreend. e Participações S.A.	99.99	0.01	99.99	0.01
Monte Tardeli Empreendimentos e Participações S.A.	99.00	1.00	99.00	1.00
GPA Malls & Properties Gestão de Ativos e Serviços. Imobiliários Ltda. (“GPA M&P”)	89.42	9.85	89.42	9.85
GPA 2 Empreed. e Participações Ltda.	99.90	0.10	99.90	0.10
GPA 4 Empreend. e Participações S.A.	99.00	1.00	99.00	1.00
GPA 5 Empreend. e Participações S.A.	99.00	1.00	99.00	1.00
GPA 6 Empreend. e Participações Ltda.	99.90	0.10	99.90	0.10
ECQD Participações Ltda.	100.00	-	100.00	-
API SPE Planej. e Desenv. de Empreed. Imobiliários Ltda.	100.00	-	100.00	-
Posto Ciara Ltda.	-	100.00	-	-
Auto Posto Império Ltda.	-	100.00	-	-
Auto Posto Duque Salim Maluf Ltda.	-	100.00	-	-
Auto Posto Duque Santo André	-	100.00	-	-
Auto Posto Duque Lapa Ltda.	-	100.00	-	-
Duque Conveniências Ltda.	-	100.00	-	-
Lake Niassa Empreend. e Participações Ltda.	-	52.41	-	52.41
Via Varejo	52.41	-	52.41	-
Globex Administração e Serviços Ltda. (“GAS”)	-	52.41	-	52.41
Nova Casa Bahia S.A. (“NCB”)	-	52.41	-	52.41
Ponto Frio Adm e Importação de Bens Ltda.	-	52.40	-	52.40
Rio Expresso Com. Atacad. de Eletrodoméstico Ltda.	-	52.41	-	52.41
Globex Adm. Consórcio Ltda.	-	52.41	-	52.41
PontoCred Negócio de Varejo Ltda.	-	52.41	-	52.15
Nova Extra Eletro Comercial Ltda.	0.10	52.36	0.10	52.36
Nova Pontocom Comércio Eletrônico S.A. (“Nova Pontocom”)	39.05	31.11	39.05	31.11
E-HubConsult. Particip. e Com. S.A. (“E-Hub”)	-	70.16	-	70.16
Nova Experiência Pontocom S.A.	-	70.16	-	70.16
Saper Participações Ltda.	-	-	24.21	-
Sabara S.A	-	52.41	-	52.41
Casa Bahia Contact Center Ltda.	-	52.41	-	52.41
Globex - Fundo de Investimentos em Direitos Creditórios (“Globex FIDC”)	-	7.80	-	7.86
Associates and Joint Ventures:
Ponto Frio Leasing S.A.	-	26.21	-	26.21
Financeira Itaú CBD – FIC	-	40.76	-	40.76
Indústria de Móveis Bartira Ltda. (“Bartira”)	-	13.10	-	13.10
Dunnhumby Brasil Cons. Ltda.	2.00	-	2.00	-
Banco Investcred Unibanco S.A	-	26.21	-	26.21
FIC Promotora de Vendas Ltda.	-	40.76	-	40.76

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

3. Basis for consolidation -- Continued

a)     Interest in subsidiaries, associates and joint ventures: -- Continued

All interest were calculated considering the percentage held by the GPA or its subsidiaries. The consolidation not necessarily reflect these percentages, as some companies have shareholders’ agreement that the Company has control and, therefore allows the full consolidation.

b)    Subsidiaries

The consolidated quarterly financial information includes the financial information of all subsidiaries over which the Parent Company exercises control directly or indirectly.

Subsidiaries are all entities (including special purpose entities) over which the Company has the power to govern the financial and operating policies and generally holds shares of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control and they are excluded from consolidated, where applicable, considering the date that control ceases.

The quarterly financial information of the subsidiaries are prepared on the same closing date as those of the Company, using consistent accounting policies. All intragroup balances, including income and expenses, unrealized gains and losses and dividends resulting from intragroup transactions are eliminated in full.

Gains or losses resulting from changes in equity interest in subsidiaries, not resulting in loss of control are directly recorded in shareholders’ equity.

Losses are attributed to the non-controlling interest, even if it results in a deficit balance.

The main direct or indirect subsidiaries, included in the consolidation and the percentage of the Company’s interest comprise:

 i.    Novasoc

Although the Company’s interest in Novasoc represents 10% of its shares, Novasoc is included in the consolidated quarterly financial information, as the Company controls 99.98% of the Novasoc’s voting rights, pursuant to the shareholders’ agreement. Moreover, under the Novasoc shareholders’ agreement, the appropriation of its net income does not require to be proportional to the shares of interest held in the entity.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

  Basis for consolidation – Continued

b)   Subsidiaries -- Continued

ii.    PAFIDC and Globex FIDC

The Company consolidates the quarterly financial information of PAFIDC and Globex FIDC that represent investments funds established for the purpose of conducting the securitization of receivables of the Company and its subsidiaries. The consolidation is justified by the fact that the default risks, custody and administration expenses related to the fund are linked to subordinated shares owned by the Company and its subsidiaries.

iii.   Via Varejo

The Company holds 52.41% of Via Varejo’s capital, giving it control of this subsidiary by consolidating their full financial information. The Via Varejo concentrates activities of trade electronic products, operating under the brands “Ponto Frio” and “Casas Bahia”. The Company also operates through its controlled entity Nova Pontocom, in e-commerce of any product for the consumer by the websites: www.extra.com.br, www.pontofrio.com.br  and www.casabahia.com.br.

iv.  Sendas

The Company directly or indirectly holds 94.37% of Sendas’ capital, which operates in retail trade segment, mainly in the State of Rio de Janeiro. For further information on the acquisition of non-controlling interest, see note 14 (a ii).

 v.  GPA M&P

In 2011, the Company began organizing the GPA M&P, a subsidiary in order to develop its real estate assets.

Revenues are recognized: (i) at the time of barter of land owned by GPA M&P at the fair value of consideration received in barter date, (ii) at the delivery of the units sold by GPA M&P. The cost of units sold includes the cost of the barter initially performed.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

3. Basis for consolidation – Continued

c) Associates – Ponto Frio Leasing S.A.

At an Extraordinary General Meeting BINV held on December 30, 2011, approved the merger of the Company based on the balance sheet of November 30, 2011. On April 13, 2012 the Central Bank of Brazil approved such merger. At present, the corporate actions are under registration in the Commercial Registry of the State of São Paulo.

d) BINV and FIC

The Company’s investments in its associates Financeira Itaú CBD S.A. – Crédito, Financiamento e Investimento (“FIC”) and Banco Investcred Unibanco S.A. (“BINV”), both entities that finance sales directly to GPA customers are result of an association between Banco Itaú Unibanco S.A. (“Itaú Unibanco”) with GPA and Via Varejo. Such investments are accounted for using the equity method. An associate is an entity in which the Company has significant influence, but not the control.

Prevailing decisions related to the operational and financial management of BINV and FIC belongs to Itaú-Unibanco.

The income statement for the period reflects the share of the results of operations of the associate. Where there has been a change recognized directly in the shareholders’ equity of the associate, the Company recognizes its share of any changes and discloses this, when applicable, in the statement of changes in shareholders’ equity. Unrealized gains and losses resulting from transactions between the Company and the associate are eliminated to the extent of the interest in the associate.

The profit sharing of associates is shown on the income statement for the period as equity method results, corresponding to the income attributable to equity holders of the associate and, therefore, to the income after tax and non-controlling interests in the subsidiaries of the associates. The quarterly financial information of the associates are prepared for the same closing date as the Parent Company. Where necessary, adjustments are made to bring the accounting policies in line with those of the Company.

After application of the equity method, the Company determines whether it is necessary to recognize an additional loss due to non-recoverability on the Company’s investment in its associates. The Company determines at each balance date whether there is any evidence that the investment in the associate will not be recoverable. If applicable, the Company calculates the impairment amount as the difference between the investment recoverable value of the associate and its carrying amount and recognizes the loss in the income statement for the period.

Upon loss of significant influence over the associate, the Company measures and recognizes any remaining investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the remaining investment and proceeds from write-off are recognized in the income statement for the period.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

3. Basis for consolidation – Continued

e)  Interest in joint venture – Bartira

The Company maintains an indirect interest joint venture named Bartira, in which GPA holds through its subsidiary NCB 25% and Klein Family through Casa Bahia Comercial Ltda. (“Casa Bahia”), holds  75% which entered into a partnership agreement setting forth the joint control over the entity’s operational activities.

The partnership agreement requires the unanimous resolution of participants in the financial and operational decision-making process. The Company recognizes its interest in the joint venture using the proportional consolidation method. In addition, it combines the proportional amount of each asset, liabilities, income and expenses of joint venture with similar items line by line in its consolidated quarterly financial information. The joint venture quarterly financial information are prepared for the same period and under the same accounting criteria adopted by the Company.

Below the main lines of condensed quarterly financial information of the Bartira:

	06.30.2012	12.31.2011

Current assets	122,282	130,564
Noncurrent assets	61,494	60,258
Total assets	183,776	190,822

Current liabilities	71,692	87,216
Noncurrent liabilities	830	1,177
Shareholders’ equity	111,254	102,429
Total liabilities and shareholders’ equity	183,776	190,822

	06.30.2012	06.30.2011
Income:
Net revenue from sales and/or services	230,390	232,224
Net before income tax	11,466	5,494
Net income for the period	8,825	3,481

4.    Significant accounting policies

a)  Financial instruments

Financial instruments are recognized on trade date and recorded at their fair value plus the transaction costs that are directly attributable to their acquisition or issue. Their subsequent measurement occurs every balance sheet date according to the rules established for each category of financial asset and liability.

Note 19 contains an analysis of the fair value of financial instruments and additional details about how it is measured

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting policies -- Continued

a)   Financial instruments – Continued

 (i) Financial assets

Initial recognition and measurement

Financial assets held by the Company and its subsidiaries within the scope of CPC 38 (IAS 39), are classified as financial assets measured at their fair value through income statement, loans and receivables, derivatives financial instruments designated as hedge instruments and investments held to maturity. The Company and its subsidiaries determine the classification of its financial assets at initial recognition.

Financial assets are initially recognized and measured at fair value through income and transaction costs, expensed in the period. Loans and receivables are carried at amortized cost.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market (negotiations under regular conditions) are recognized on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

The financial assets of the Company and its subsidiaries include cash and cash equivalents, trade accounts receivables, related party receivables, restricted deposits from legal proceedings and derivative financial instruments.

Subsequent measurement

•           Financial assets at fair value through income: are measured at their fair value at each balance sheet date. Interest rates, monetary restatement, exchange variation and variations deriving from the valuation at fair value are recognized in the income statement for the period as financial revenue or expenses when incurred. Financial assets are classified as held for trade if acquired for the purpose of selling or repurchasing in the near term.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

4.         Significant accounting policies -- Continued

a)  Financial instruments -- Continued

(i)  Financial assets -- Continued

Subsequent measurement -- Continued

•            Loans and receivables:  are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After the initial recognition, these are measured using amortized cost through the effective interest rate method. Interest income, monetary restatement and exchange variation, less impairment losses, where applicable, are recognized in the income statement as financial revenue or expenses when incurred.

•            Assets and liabilities held to maturity: are financial assets and liabilities which cannot be classified as loans and receivables, for being marketable in the active market. In this case, are acquired with the intention and financial capacity to their maintenance in the Company portfolio until maturity. They are measured at acquisition cost, plus monetary restatement through income, using the effective interest rate.

Derecognition of financial assets

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized when:

•       The rights to receive cash flows from the asset have expired; and

•       The Company and its subsidiaries has transferred its rights to receive cash flows from an asset or assume an obligation to pay the received cash flows in full to a third party under a “pass-through” arrangement; and either (a) the Company has transferred nor retained all the risks and benefits related to the asset; or (b) the Company has neither transferred nor retained substantially all the risks and benefits related to the asset, but has transferred its control.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement and has neither transferred nor retained substantially all the risks and benefits related to the asset nor transferred control of the asset, the asset is held and recognized a correspondent liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations retained by the Company and its subsidiaries.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting policies -- Continued

a)  Financial instruments -- Continued

(i)   Financial assets -- Continued

Impairment of financial assets

On the balance sheets dates, the Company and its subsidiaries assesses if there is any objective evidence of impairment of a financial asset or a group of financial assets. A impairment of a financial asset or group of financial assets is deemed to be impaired, if and only if, there is objective evidence resulting from one or more events occurred after the asset initial recognition (“loss event”), and in case the event has an impact in  estimated future cash flows of financial asset or group of financial assets, which can be reliably estimated. The evidence of impairment may include signs that debtors (or group of debtors) are going through relevant financial constraints, delinquency or default in the amortization of interest or principal, probability of filing for bankruptcy or another type of financial reorganization and when these data indicate a measurable decrease in estimated future cash flows, such as, default interest variations or economic conditions related to defaults.

The loss amount is measured as the difference between the carrying amount of asset and the present value of the estimated future cash flows (excluding future credit losses not incurred) discounted by the original effective interest rate of the financial asset. The asset’s carrying amount decreases when provision is used and the loss is recognized in the income statement for the period. Interest income is recorded in the quarterly financial information as part of the financial revenue.

If, in subsequent period, the impairment decreases and this reduction can be objectively associated with an event occurred after the recognition of the provision (such as an improved debtor’s credit rating), the reversal of impairment previously recognized is recorded in the consolidated income statement for the period. If the write-off is later recovered, this recovery is also recorded in the income statement for the period.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting policies -- Continued

a)  Financial instruments -- Continued

(i)     Financial assets -- Continued

Held-to-maturity financial assets

Referring to the held-to-maturity financial assets, the Company and its subsidiaries firstly verify if there are objective evidence of impairment individually for the significant financial assets or group of assets, which, are not significant individually. If the Company and its subsidiaries determine the nonexistence of objective evidence of impairment of a financial asset evaluated on an individual basis, whether or not this loss is material, the Company classifies it into a group of financial assets with similar credit risk characteristics, which are evaluated collectively. The assets evaluated on an individual basis as to impairment or to which the impairment is (or still is) recognized are not included in the overall losses evaluation.

In the event of objective evidence of impairment, the corresponding loss amount is calculated as the difference between the carrying amount of assets and the present value of estimated cash flows (excluding estimated credit losses and not incurred yet). The present value of estimated cash flows is discounted at the financial assets original interest rate. If a financial asset bears variable interest rates, the discount to measure eventual impairment will be the interest rate effective at the present date.

The asset’s carrying amount is reduced through an allowance account and the amount of the loss is recognized in the income statement for the period. The financial income is still accumulated over the carrying amount less the interest rate used to discount the future cash flows in order to measure the impairment. In addition, the interest income is recorded as part of the financial revenue (expense) in the income statement for the period. Loans and receivables, together with respective allowance, are written off when there is no real prospect of future recovery and all guarantees have been realized or transferred to the Company. If in the subsequent year, the amount of estimated loss of recoverable value suffers any variation due to an event occurred after its recognition, an adjustment is made in the allowance account. If a write-off is later recovered, it is recorded a credit to financial expenses in the income statement for the period.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting policies -- Continued

a)     Financial instruments -- Continued

(i)      Financial assets -- Continued

Trade accounts receivable

Trade accounts receivable are non-derivative financial assets with fixed payments or that may be calculated, observation on the active market. After initial measurement, these financial assets are subsequently measured at the amortized cost according to the effective interest rate method, less impairment. The amortized cost is calculated taking into account eventual discounts or premiums over the acquisition and costs composing the interest rate method. The interest rate method amortization is included in the net financial revenue (expense) under the income statement for the period. Impairment expenses are recognized in the income statement for the period.

Accounts receivable from vendors  are related to bonus and discount granted fromvendors, contractually established and calculated over purchase volumes, marketing actions and freight cost reimbursements, among other types.

(ii)    Financial liabilities

The financial liabilities within the scope of CPC 38 (IAS 39) are classified as loans,  financings or derivatives financial instruments designated as hedge instruments in an effective hedge structure, where applicable. The entity defines the classification of the financial assets and liabilities in the initial recognition.

All financial liabilities are recognized initially at fair value, and in the case of loans and financings, plus transaction costs.

The Company’s financial liabilities include loans and financings, debentures and derivative financial instruments.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting policies -- Continued

a)  Financial instruments -- Continued

(ii)    Financial liabilities -- Continued

Subsequent measurement

After initial recognition, interest bearing loans and financings are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement for the period when the liabilities are derecognized as well as through the effective interest rate method amortization process.

Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is paid, cancelled or expired.

When an existing financial liability is replaced by another from the same creditor on substantially different terms, or if the terms of an existing liability are substantially modified, such exchange, or modification, is treated as a derecognition of the original liability and a recognition of a new liability, and the difference in the respective carrying amounts is recognized in the income statement for the period.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and presented net in the quarterly financial information only if recognized amounts can be offset and if there is an intention of settling them on a net basis, or realize the assets and settle the liabilities simultaneously.

b) Hedge accounting

The Company uses derivative financial instruments such as, interest rate swaps and exchange variation. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently measured at fair value in each balance sheet date. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. Any gains or losses arising from changes in fair value on derivatives are taken directly to income statement for the period.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting policies -- Continued

b) Hedge accounting -- Continued

At the inception of a hedge relationship, the Company formally designates and documents the hedge structure to which the Company wishes to apply hedge accounting, as well as the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value, in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine if they actually have been highly effective throughout the periods of the financial reports for which they were designated.

For the purposes of hedge accounting, hedges are classified as fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability.

Hedges which meet the criteria for hedge accounting are accounted as as fair value hedges, adopting the following procedures:

•      The change in the fair value of a derivative financial instrument classified as interest rate hedge is recognized as financial revenue (expense). The change in the fair value of the hedged item is recorded as a part of the carrying amount of the hedged item and is recognized in the income statement for the period.

•       For fair value hedges relating to items carried at amortized cost, the adjustment to carrying amount is amortized in the income statement over the remaining term to maturity. Effective interest rate amortization may begin as soon as an adjustment exists, and shall begin no later than when the hedged item no longer adjusted for the changes in its fair value, attributable to the hedged risk.

•       If the hedge item is derecognized, the unamortized fair value is recognized immediately in the income statement for the period.

•       In calculating fair value, debts and swaps are measured using rates available in the financial market and projected to the date of maturity. The discount rate used to calculate the interpolation method of foreign currency loans, is developed through curves DDI, Clean Coupon and DI x Yen, indexes disclosed by BM&F Bovespa and loans in national currency, the curve is used DI index, published by CETIP and calculated by the method of exponential interpolation.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting policies -- Continued

c)  Cash and cash equivalents

In accordance with CPC 03 (IAS 7), cash and cash equivalents consist of cash, investments that are short term, highly liquid, readily convertible to known amounts of cash and subject to an insignificant risk of changes in value with intention and possibility of rescued in short term. Bank overdrafts are included in current liabilities in the quarterly financial information.

d) Trade accounts receivables

 Are recorded and kept in the balance sheet by the nominal values of sales, less the allowance for doubtful accounts, which is established based on risk analysis of the whole portfolio of clients and  probability of receiving.

e) Inventories

Inventories are carried at the lower of cost or market. The cost of inventories purchased is recorded at average cost, including warehouse and handling costs, to the extent these costs are necessary to bring inventories available for sale in the stores, net of considerations received from vendors.

Market is the estimated selling price in the ordinary course of business, less estimated costs necessary to make the sale.

Inventories are reduced by a provision for losses and breakage, which are periodically reviewed and evaluated as to its adequacy.

f) Bonus

Considerations received from vendors are measured and recognized based on contracts and agreements signed with vendors and encompasses agreements by purchase volume, provision of logistics services and one-off negotiations for margin recovery or marketing agreements.

g)  Present value adjustment of assets and liabilities

Current monetary assets and liabilities, when relevant, and noncurrent assets and liabilities, are adjusted to their present value. The present value adjustment is calculated considering contractual cash flows and the respective explicit or implied interest rates.

Embedded interest rates on revenues, expenses and costs associated referred to assets and liabilities are adjusted to the appropriate recognition in accordance with the accrual basis of accounting. The present value adjustment is recorded in those items, subject to the application of rule and has a counterpart in the line “financial revenue (expense)”.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting policies -- Continued

h)  Impairment of non-financial assets

The impairment test intends to provide the actual net realizable value of an asset. This recovery test can be done directly or indirectly, respectively, by sale or by the cash generation through the asset’s use in the activities of the Company and its subsidiaries.

Annually, the Company and its subsidiaries, assesses the impairment test in their tangible or intangible assets, or when there is any internal or external evidence that the asset may have a loss of recoverable amount.

An asset’s recoverable amount is the highest between the asset’s fair value or the value in use of its cash-generating units (CGU), unless the asset does not generate cash inflows that are largely independent from cash inflows of other assets or groups of assets.

If the carrying amount of an asset, or CGU, exceeds its recoverable amount, the asset is considered non-recoverable and is written down to its recoverable amount. In assessing the recoverable amount, the estimated future cash flows are discounted to their present value, using a pre-tax discount rate, which represents the Company’s cost of capital (“WACC”), before taxes, that reflects current market assessments of the time value of the money and the risks related to the asset.

Impairment losses are recognized in the income statement for the year in those expense categories consistent with the function of the impaired asset. A previously recognized impairment loss is reversed, if has been a change in the assumptions used to determine the asset’s recoverable amount, except to the goodwill that cannot be reverted in future periods.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting policies -- Continued

i) Property and equipment

Property and equipment is stated at cost, net of accumulated depreciation and/or impairment losses, if any. Such cost includes the amount of acquisition of the equipment and borrowing costs for long-term construction projects if the recognition criteria are met. When significant components of property and equipment are replaced, such components are recognized as individual assets with specific useful lives and depreciation. Likewise, when a major replacement is performed, its cost is recognized in the carrying amount of the equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in the income statement as incurred.

Assets category	Annual average depreciation rate %

Buildings	2.50%
Improvements	4.20%
Data processing equipment	10.00 to 50.00%
Facilities	4.20 to 10.00%
Furniture and fixtures	8.30 to 33.30%
Vehicles	20.00%
Machinery and equipment	2.80 to 50.00%
Decoration	20.00%

Items of property and equipment and any significant parts are derecognized when no future economic benefits are expected from its use or sale.  Any gain or loss arising on derecognition of the assets is included in the income statement for the period.

j)   Borrowing costs

In accordance with “CPC20 (R1) - Borrowing Costs”, borrowing costs directly attributable to the acquisition, construction or production of an asset that takes a substantial period of time to get ready for its intended use or sale (qualifying asset) are capitalized as part of the cost of the respective assets. All other borrowing costs are expensed in the year that they occur. Borrowing costs consist of interest and other costs that the Company and its subsidiaries incur in connection with the funding.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

4. Significant accounting policies -- Continued

k)  Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. Following initial recognition, intangible assets are carried at cost less accumulated amortization and any accumulated impairment losses. Intangible assets internally generated, excluding capitalized software development costs, are not capitalized and the expenditure is reflected in the income statement for the period when incurred.

Intangible assets consist mainly of purchased software acquired from third parties, software developed for internal use and commercial rights (stores’ right to use), list of customers, in case of business combination, advantageous lease agreements, advantageous supply agreements of furniture and tradenames.

Intangible assets with definite useful lives are amortized by the straight-line method. Intangible assets with definite useful lives represented by advantageous lease agreement and advantageous supply agreement of furniture, are amortized according to the economic benefits included in the agreements and tested for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and method are reviewed, at least, at the end of each year. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing in the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expenses on intangible assets with definite useful lives are recognized in the income statement for the period in the corresponding category consistent with the function of the intangible asset.

Software development costs recognized as assets are amortized over their estimated useful lives, which is 10 (ten) years.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment at each year-end or whenever there is an indication that their carrying amount cannot be recovered, either individually or at the cash generating unit level. The assessment is reviewed annually to determine whether the indefinite useful life continues to be valid. If not, the change in useful life from the indefinite to definite is made on a prospective basis.

Gains or losses when applicable, arising from derecognition of an intangible asset are measured as the difference between the net sales proceeds and the carrying amount of the asset, being recognized in the income statement for the period when the assets are disposed.

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting policies -- Continued

l)   Classification of assets and liabilities as current and non-current

Assets (excluding deferred income and social contribution tax) that are expected to be realized, or are intended for sale or consumption, within 12 (twelve) months after the balance sheet date, are classified as current assets. Liabilities (excluding deferred income and social contribution tax) that are expected to be settled within 12 (twelve) months as of the balance sheet date are classified as current.

The deferred tax assets and liabilities are classified as noncurrent, net by consolidated entity.

m) Leasing

The determination of whether an arrangement, or containing leasing, is based on the substance of the arrangement at inception date, i.e., whether fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset.

Company as a lessee

Financial lease agreements, which transfer to the Company substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are allocated between finance charges and reduction of leasing liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in the income statement for the period.

Leased assets are depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is depreciated over the shortest of the estimated useful life of the asset and the lease term.

Lease agreements are classified as operating leasing when there is no transfer of risk and benefits incidental to ownership of the leased item.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting policies -- Continued

m) Leasing – Continued

Company as a lessee - Continued

The installment payments of leasing (excluding costs of services, such as insurance and maintenance) classified as operating lease agreements are recognized as expenses, according to their accrual basis, during the lease term.

Contingent rents are recognized as expenses in the periods that they are earned.

Company as a lessor

Lease agreements where the Company does not transfer substantially all the risks and benefits of ownership of the asset are classified as operating lease. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the agreement term on the same bases as rental income.

Contingent rents are recognized as revenue in the period in which they are earned.

n)  Provisions

Provisions are recognized when the Company and its subsidiaries have a present obligation (legal or not formalized) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company and its subsidiaries expect some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement, net of any reimbursement.

o) Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability at the end of the year, based on the minimum mandatory dividends established by the bylaws. Any amount above of that amount is only recorded at the date on which such incremental dividends are approved by the Company’s shareholders.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting policies -- Continued

p) Deferred revenue

The deferred revenue are recognized by the Company and its subsidiaries through the advance of amounts received from business partners for exclusivity intermediation service of additional or extended guarantees and recognized in income by the evidence service in the sale of these guarantees with the business partners.

q) Shareholders’ equity

Common and preferred shares are classified as shareholders’ equity.

When any related party purchases the Company’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs is deducted from shareholders’ equity until the shares are cancelled or reissued. When such shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs, is included in shareholders’ equity. No gain or loss is recognized on the purchase, sale, issuance or cancellation of the Company’s own equity instruments. Any difference between the carrying amount and the consideration is recognized in other capital reserves.

r) Share-based payment

Employees (including senior executives of the Company and its subsidiaries) receive remuneration in the form of share-based payment, whereby employees render services as consideration for equity instruments (“equity-settled transactions”).

Equity-settled transactions

The cost of equity-settled transactions is recognized as expense in the period, together with a corresponding increase in shareholders’ equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognized for equity instruments at each reporting date until the vesting date, reflects the extent to which the vesting period has expired and the  best estimate of the Company and its subsidiaries of the number of equity instruments to be acquired.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting policies -- Continued

r) Share-based payment -- Continued

Equity-settled transactions -- Continued

The expense or income for each period represents the change in cumulative expense recognized at the beginning and end of period. No expense is recognized for services that will not complete its acquisition period, except for equity-settled transactions where vesting is conditional upon a market or non-vesting condition, which are treated as vesting irrespective of whether or not the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

Where an equity instrument is modified, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee as measured at the date of modification.

In case of cancellation of an equity instrument, it is treated as if it totally vested on the date of cancellation, and any expense not yet recognized for the award, recognized immediately in the income statement. This includes any award where non-vesting conditions within the control of either the Company or the employee are not met. However, if the cancelled plan is replaced by another plan and designated as a replacement grants on the date that it is granted, the cancelled grant and new plan are treated as if they were a modification of the original grant, as described in the previous paragraph. All cancellations of equity-settled transaction are treated equally.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share (see note 25).

s) Earnings per share

Basic earnings per share are calculated based on the weighted average number of shares of each category outstanding during the period, excluding shares issued in payment of dividends and treasury shares.

Diluted earnings per share are calculated as follows:

•       numerator:  earnings for the period; and

•       denominator:  the number of shares of each category is adjusted to include potential shares corresponding to dilutive instruments (stock options), less the number of shares that could be bought back at market, if applicable.

Equity instruments that will or may be settled in Company’s shares are included in the calculation only when their settlement would have a dilutive impact on earnings per share.

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting policies -- Continued

t)   Determination of net income

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and its subsidiaries and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates, and sales taxes or duty. The Company assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. The Company has concluded that it is acting as a principal in all of its revenue arrangements, except for those referring to extended warranty and insurance policy brokerage.  Specifically in this case, the Company operates as an agent, and revenue is recognized on a net basis, which reflects the commission received from insurance companies. The following specific recognition criteria must also be met before revenue is recognized:

(i)  Revenue

a)  Sales of goods

Revenues from the sale of products are recognized by the fair value and when all risks and benefits inherent to the product are transferred to the buyer, the Company and its subsidiaries no longer has the control or responsibility over the goods sold and the economic benefits generated to the Company and its subsidiaries are probable. Revenues are not recognized if their realization is uncertain.

b)  Interest income

For all financial instruments measured at amortized cost, interest income or expense is recorded using the effective interest rate, which is the rate that discounts the estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. Interest income is included in the financial income (loss) under the income statement for the period.

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting policies -- Continued

t)   Determination of net income -- Continued

(ii)    Cost of goods sold

The cost of goods sold comprises the cost of purchases net of discounts and bonuses received from trade accounts payables, changes in inventory and logistics costs.

Bonus received from trade accounts payables is measured based on contracts and agreements signed with trade accounts payables.

The cost of sales includes the cost of logistics operations managed or outsourced by the Company, comprising warehousing, handling and freight costs incurred until the availability of goods for sale. The transport costs are included in the acquisition costs.

(iii)   Selling expenses

The selling expenses consist of all store expenses, such as salaries, marketing, occupancy, maintenance, etc.

(iv)   General and administrative expenses

The general and administrative expenses correspond to overheads and the cost of corporate units, including the purchasing and procurement, IT and finance functions.

(v)    Other operating expenses, net

The other operating income and expense correspond to the effects of major events occurring during the period that do not meet the Company’s definition for the other income statement line items.

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Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting policies -- Continued

t)   Determination of net income -- Continued

(vi)   Financial Expenses

Finance expenses include, substantially, all expenses generated by net debt and the receivables securitization during the period offset by capitalized interest, losses related to the measurement of derivatives at fair value, losses on disposals of financial assets, finance charges on lawsuits and taxes interest charges on financial lease, as well as discounting adjustments.

Finance income includes income generated by cash and cash equivalents and escrow deposits, gains related to the measurement of derivatives at fair value, purchase discounts obtained from trade accounts payables, and  others  discounts obtained.

u)  Taxation

Current income and social contribution taxes

Current income and social contribution tax assets and liabilities, for the current and prior periods, are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the tax are those that are enacted or substantially enacted, at the balance sheet dates.

The taxation on income comprises the Corporate Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”), being calculated based on taxable income (adjusted income), at rates applicable in the prevailing laws – 15% over taxable income and 10% surcharge over the amount exceeding R$ 240 in taxable income yearly for IRPJ and 9% for CSLL.

Deferred income and social contribution taxes

Deferred income and social contribution taxes are generated by temporary differences at the balance sheet date, between the tax basis of assets and liabilities and their carrying amounts.

Deferred income and social contribution tax assets are recognized for all deductible temporary differences, and tax losses carry forward, to the extent that it is probable that taxable profit will be available against which to deduct the temporary differences and unused tax credits and losses except where the deferred income and social contribution tax assets relating to the deductible temporary difference arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor tax profit or loss.

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Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting policies – Continued

u)  Taxation  - Continued

Deferred income and social contribution taxes - Continued

Deferred income and social contribution taxes liabilities referring to all temporary taxable differences, except when the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in an operation, rather than a business combination and, at the time of the operation, affects neither the accounting net profit nor taxable loss.

With respect to deductible temporary differences associated with investments in subsidiaries and associates, deferred income and social contribution taxes are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income and social contribution tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income and social contribution taxes to be utilized. Unrecognized deferred income and social contribution tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profits will allow these assets to be recovered.

Deferred income and social contribution tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet dates.

Deferred taxes related to items directly recognized in shareholders’ equity are also recognized in shareholders’ equity and not in the income statement.

Deferred income and social contribution tax assets and liabilities are offset if there is a legal or contractual right to offset the tax assets against the income tax liabilities and deferred taxes refer to the same taxpayer entity and to the same tax authority.

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting policies – Continued

u)  Taxation  - Continued

Other taxes

Revenues from sales and services are subject to taxation by State Value-Added Tax (“ICMS”), Services Tax (“ISS”), calculated on the basis rates prevailing in each region, and Social Contribution Tax on Gross Revenue for the Social Integration Program (“PIS”) and Social Contribution Tax on Gross Revenue for Social Security Financing (“COFINS”) and are presented net of sales revenue,

Sales taxes

Revenues and expenses are recognized net of the amount of tax, except:

•       Where the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in this case, the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

•       Receivables and payables that are stated with the amount of sales tax included. The net amount of sales tax recoverable from, or payable to, the tax authority is included as part of receivables or payables in the balance sheets.

•       Recoverable taxes or taxes paid in advance are recorded as current and noncurrent, according to the expected time of realization.

v)  Business combinations and goodwill

Business combinations are recorded using the acquisition method. The cost of an acquisition is measured as the sum between the consideration transferred, measured at fair value on the acquisition date and the remaining amount of noncontrolling interest in the acquired company. For each business combination, the acquirer measures the non-controlling interest in the acquired company at fair value or through the proportional interest in acquired company’s identifiable net assets. The acquisition costs incurred are treated as expense and included in the administrative expenses.

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting policies – Continued

v)  Business combinations and goodwill - Continued

When the Company acquires a business, it assesses financial assets and liabilities to the appropriate classification and designation according to contractual terms, economic circumstances and relevant conditions on the acquisition date. This includes the separation of derivatives embedded in agreements by the acquired company.

If the business combination occur in phases, the fair value on the acquisition date of interest previously held by acquirer in acquired company is adjusted to fair value on the acquisition date through income statement.

Any contingent payment to be transferred by acquirer will be recognized at fair value on the acquisition date. Subsequent changes in fair value of contingent payment considered as an asset or liability will be recognized under CPC 38 (IAS 39) through income statement or as change in other comprehensive income. If the contingent payment is classified as equity, it will not be adjusted until it is finally settled under shareholders’ equity.

Goodwill is initially measured at cost and the excess between the consideration transferred and the amount recognized for non-controlling interest over assets acquired and liabilities assumed. If this payment is lower than the fair value of net assets of acquired subsidiary, the difference is recognized in the income statement as gain due to bargain gain.

After initial recognition, the goodwill is measured at cost, less eventual impairment losses. For the purposes of impairment test, the goodwill acquired in a business combination is, as of the acquisition date, allocated to each one of the Company's cash generating units which shall benefit from the business combination, regardless if other assets or liabilities of the acquired company will be assigned to these units.

In cases the goodwill composes a cash generating unit and part of the operation at this unit is disposed, the goodwill related to the disposed operation is included in the carrying amount of the operation when gain or loss or disposal of the operation is calculated. This goodwill is then measured based on the disposed operation-related amounts and the portion of the cash generating unit retained.

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting policies – Continued

w) Pension plan

The pension plan is funded through payments to insurance companies, which are classified as defined contribution plan according to CPC 33 (IAS 19). A defined contribution plan is a pension plan through which the Company pays fixed contributions to a separate legal entity. The Company has no legal or constructive obligation to pay additional contributions related with the balance of plan assets.

x) Customer loyalty programs

These are used by the Company to provide incentives to its customers in the sale of products or services. If customer buys products or services, the Company grants them credits. Customer may redeem the credits free of charge as a discount in the amount of products or services.

The Company estimates the fair value of scores granted according to the customer loyalty program, applying statistical techniques, considering the maturity of the plan defined in therules of the programs.

y) Statement of value added

This statement aims to highlight the value added created by the Company and its distribution during specific period and it is presented as required by Brazilian corporate law, as part of the individual and consolidated quarterly financial information, as it is not a mandatory statement according to IFRS.

This statement was prepared based on information obtained from accounting records, that are the basis of preparation of financial statements, and in accordance with the provisions of technical pronouncement CPC 09 - Statement of Value Added. The first part introduces the wealth created by the Company, represented by the proceeds (gross proceeds of sales, including taxes, other revenues and the effects of allowance for doubtful accounts), by the merchandise purchased from third parties (cost of sales and purchases of materials, energy and services from third parties, including the taxes included in the time of acquisition, the effects of loss and recovery of assets and depreciation and amortization) and the added value received from third parties (pick up, financial revenue and other revenue). The second part of the statement shows the distribution of value added between personnel, taxes and contributions, return on third-party capital and equity.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

5. Standards issued but not yet effective

There are no CPCs issued which are not effective yet, but there are IFRS issued to which there is no change in CPCs in force, but it is expected that the Brazilian standards will be in conformity with the international standards until the start date thereof. Below a summary of the IFRS  issued but not effective yet:

IFRS 9 – Financial Instruments - Classification and Measurement - IFRS 9 concludes the first part of the replacement project of “IAS 39 Financial Instruments: Recognition and Measurement”. IFRS 9 uses a simple approach to determine if a financial asset is measured at the amortized cost or fair value, based on the way how an entity administers its financial instruments (its business model) and the contractual cash flow, which is a characteristic of the financial assets. The standard also requires the adoption of only one method to determinate asset impairment.  The standard will be effective for annual periods beginning on January 1, 2015.

IFRS 10 - Consolidate Financial Statements - IFRS 10 replaces of SIC 12 and IAS 27 and applies to consolidated financial statements when an entity controls one or more other entities. The standard include a new definition of control that represents three elements: a) power over the investee; b) exposure, or rights, to variable returns from its involvement with the investee; and c) the ability to use its power over the investee to affect the amount of the investor's returns. The standard is effective for annual periods beginning on or after January 1º, 2013.

IFRS 11 - Joint Arrangements - IFRS 11 replaces of SIC 13 and IAS 31 and applies to joint-controlled entities. In accordance with the standard, the participation agreements are classified as joint operations or joint ventures, as the rights and obligations of these agreements. Joint ventures should be accounted by the equity method, while the joint-controlled entities may be accounted by the equity method or by the proportionate accounting method. The standard is effective for annual periods beginning on or after January 1º, 2013.

IFRS 12 - Disclosure of Interests in Other Entities - IFRS 12 applies to Disclosure of interests in other entities, which is intended to enable users to know the risks, the nature, and the effects in the financial statements of the interest in other entities. The standard is effective for annual periods beginning on or after January 1º, 2013.

IFRS 13 - Fair Value Measurements - IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements). The standard is effective for annual periods beginning on or after January 1º, 2013.

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Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

5.    Standards issued but not yet effective - Continued

IASB issued clarifications on the IFRS rules and amendments. Below, the main amendments:

•         IAS 1 – Presentation of Financial Statement: Presentation of items under Other Comprehensive Income, whose change is effective for annual periods beginning on or after July 1, 2012;

•         IAS 19 – Employee Benefits: It includes from substantial amendments, such as the removal of corridor mechanism and the concept of expected return on plan assets until simple clarifications on valuations, devaluations and reformulation, whose change is effective for annual periods beginning on or after July 1, 2013;

•         IAS 27 – Consolidated and Separate Financial Statement: As a result of future application of IFRS 10 and 12, what remains in this standard is restricted to the accounting for subsidiaries, jointly-controlled entities and associates in separate financial statements, whose change is effective for annual periods beginning on or after January 1, 2013; and

•         IAS 28 – Investments in Associates: As a result of future application of IFRS 11 and 12, current standard now is IAS 28 – Investment in associates and Joint Ventures and describes the application of equity method for investments in joint ventures, in addition to investments in associates, whose change is effective for annual periods beginning on or after January 1, 2013.

The Company will deepen its studies on the adoption of these pronouncements and interpretations in its individual and consolidated quarterly financial information.

There are no other rules or interpretations issued that have not been adopted yet that according to the Management’s opinion, may adversely affect the Company’s income (loss) or shareholders’ equity.

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

6.    Significant accounting judgments, estimates and assumptions

Judgments, estimates and assumptions

The preparation of the Company’s individual and consolidated quarterly financial information requires Management to make judgments, estimates and assumptions that impact the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability impacted in future periods. In the process of applying the Company’s accounting policies, Management has made the following judgments, which have the most significant impact in the amounts recognized in the individual and consolidated quarterly financial information:

a)   Financial  lease commitments – Company as lessee

The Company has entered into commercial property leasing agreements in its leased property portfolio and, based on an evaluation of the terms and conditions of the arrangements, that it retains all the significant risks and rewards of ownership of these properties and recorded the agreements as financial lease.

b)  Impairment

According to the policies disclosed in note 4 (h) the Company assessed if there was an objective evidence of assets impairment and in the year ended December 31, 2011, no signs or facts were identified that would require a new assessment.

c)  Income taxes

Given the nature and complexity of Company’s business, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could result in future adjustments to income tax and expense already recorded. The Company and its subsidiaries establish provisions, based on reasonable estimates, for eventual consequences of audits by the tax authorities for respective countries in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and different interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective entity's domicile.

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Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

6.    Significant accounting judgments, estimates and assumptions -- Continued

Judgments, estimates and assumptions -- Continued

c) Income taxes -- Continued

Deferred income and social contribution tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant Management judgment is required to determine the amount of deferred income and social contribution tax assets that can be recognized, based upon the profit estimates and the level of future taxable profits, based on the business plan approved by the Board of Directors.

The Company and its subsidiaries have tax losses amounting to a tax benefit of R$869,684 at June 30, 2012 (R$764,524 in December 31, 2011). These losses do not have limitation periods and relate to the Company and its subsidiaries that have tax planning opportunities available to support these balances.

Further details on taxes are disclosed in the Note 21.

d) Fair value of derivatives and other financial instruments

Where the fair value of financial assets and financial liabilities recorded in the quarterly financial information cannot be derived from active markets, it is determined  according to the hierarchy set by CPC 38 (IAS39), to which certain valuation techniques are determined, including the discounted cash flow model. The inputs to these models are taken, where possible, from observable markets or information about comparable operations and transactions on the market. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

The fair value of financial instruments that are actively traded on organized markets is determined based on the market quotes, on the balance sheet dates, without any deduction for transaction costs. For financial instruments that are not actively traded, the fair value is based on valuation techniques defined by the Company and compatible with usual practices on the market.  These techniques include the use of recent market arm’s length transactions, notional to the fair value of similar financial instruments, analysis of discounted cash flows or other valuation models.

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Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

6.    Significant accounting judgments, estimates and assumptions -- Continued

Judgments, estimates and assumptions -- Continued

d) Fair value of derivatives and other financial instruments -- Continued

When the fair value of financial assets and liabilities recorded in the balance sheet cannot be observed in active markets, it is determined by valuation techniques, including the discounted cash flow method. These methods inputs are collected from the market, where applicable. When these observations are not possible, judgment is required to determine the fair value. This judgment includes considerations of inputs, such as: liquidity risk, credit risk and volatility. Changes in these factors assumptions may affect the fair value of the financial instruments.

e)  Share-based payments

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in the Note 25.

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Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

7.    Cash and cash equivalents

		Parent Company		Consolidated
	Rate (a)	06.30.2012	12.31.2011	06.30.2012	12.31.2011

Cash on hand and in bank accounts		88,533	144,507	346,981	522,293

Financial investments:
Itaú BBA	97.4% do CDI e Selic (b)	357,166	549,678	921,373	879,271
Itaú – Delta Fund	101.2%	776,450	1,069,170	1,722,313	1,738,612
Banco do Brasil	101.6%	908,164	400,167	1,492,081	631,620
Bradesco	101.7%	405,243	118,051	623,585	852,181
Santander	102.5%	59,520	3,080	60,534	110,996
CEF	98.7%	2,940	2,812	3,961	2,812
Votorantim	100.8%	2,154	2,640	5,949	7,433
Safra	101.3%	82,122	1,826	271,071	156,305
Outros	(c)	6,134	36,852	25,535	68,432
		2,688,426	2,328,783	5,473,383	4,969,955

(a) Financial investments at June 30, 2012 were paid primarily by the rate of Interbank Deposit Certificate (CDI).

(b) The Selic rate is established by the Monetary Policy Committee (“COPOM”).

(c) Refer to automatic investments at the end of each period.

8. Trade accounts receivable, net

	Parent Company		Consolidated
	06.30.2012	12.31.2011	06.30.2012	12.31.2011

Credit card companies (a)	101,294	144,227	342,952	429,697
Debit card companies (b)	-	-	25,088	29,314
Sales vouchers and others	62,969	92,810	93,985	136,454
Consumer finance (c)	-	-	1,960,980	1,959,768
Consumer finance - Bradesco	-	-	784	25,606
Credit sales with post-dated checks	789	984	3,533	4,010
Accounts receivable from wholesale customers	-	-	23,627	49,106
Accounts receivable – FIDCs (d)	-	-	2,380,895	2,558,726
Adjustment to present value (e)	-	-	(6,843)	(10,823)
Private label credit card – interest-free installment payment	20,688	19,214	20,693	19,214
Allowance for doubtful accounts (f)	(136)	-	(204,905)	(210,970)
Accounts receivable from suppliers(h)	290,105	336,545	382,222	447,398
Accounts receivable from related parties	141,875	197,758	-	-
Current	617,584	791,538	5,023,011	5,437,500

Accounts receivable – Paes Mendonça (g)	-	-	461,590	445,056
Consumer financing	-	-	101,557	117,783
Allowance for doubtful accounts (f)	-	-	(7,085)	(6,998)
Noncurrent	-	-	556,062	555,841
	-
	617,584	791,538	5,579,073	5,993,341

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

8. Trade accounts receivable, net -- Continued

a)  Credit card companies

Credit card sales are receivable from the credit card companies. In the subsidiaries Via Varejo, NCB and Nova Pontocom, credit card receivables, related to the sale of home appliances, are receivable in installments not exceeding 24 months, and such credit card receivables are sold to banks or credit card  companies, in order to obtain working capital.

b)  Debit card companies

Debit card receivable are related tosale of home appliances and furniture in stores of Via Varejo and its subsidiary NCB, debit card companies pay these receivables on the day after (D+1) the completion of the sale.

c) Consumer credit

Refer to consumer direct credit through dealer (CDCI) which can be paid in 24 installments, mainly in subsidiary NCB.

The Company maintains agreements with financial institutions where it is referred to as intervening party of these operations. (see note 18).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

8. Trade accounts receivable, net -- Continued

d)  Accounts receivable - FIDCs

The Company and Subsidiaries carry out securitization operations of their receivables, mainly represented by credit card company receivables and food voucher, with the PAFIDC and Globex FIDC. The volume of operations was R$5,017,267 as of June 30, 2012 (R$4,744,820 as of June 30, 2011) for PAFIDC, R$1,175,148 as of June 30, 2012 (R$1,715,242 as of June 30, 2011) for Globex FIDC, in which the responsibilities for services rendered and subordinated interests were retained. The consolidated securitization costs of such receivables amounted to R$45,752 in June 30, 2012 (R$69,346 as of June 30, 2011) for PAFIDC and R$59,339 (R$64,431 as of June 30, 2011) for Globex FIDC, recognized as financial expenses in the statement of income for the period.

Services rendered, which are not remunerated, include credit analysis and the assistance by the collection department to the fund’s manager.

The outstanding balances of these receivables in PAFIDC and Globex FIDC as of June 30, 2012 were R$2,380,895 (R$2,558,726 as of December 31, 2011), net of allowance.

e)  Adjustment to present value

The discount rate used by subsidiary NCB considers current market valuations as to the cash value over time and asset's specific risks. Credit sales with the same cash value were carried to their present value on the date of the operation, in view of their terms, adopting the monthly average rate of receivables anticipation with credit card companies. In the six-month ended June 30, 2012 these rates were in average 0.81% (0.97% as of December 31, 2011).

f)   Allowance for doubtful accounts

The allowance for doubtful accounts is based on average historical losses complemented by Company's estimates of probable future losses:

	Parent Company		Consolidated
	06.30.2012	12.31.2011	06.30.2012	12.31.2011

At the beginning of the period	-	-	(217,968)	(180,964)
Allowance for doubtful accounts	(136)	-	(144,125)	(268,902)
Recoveries and provision writte-off	-	-	150,103	231,898
At the end of the period	(136)	-	(211,990)	(217,968)

Current	(136)	-	(204,905)	(210,970)
Noncurrent	-	-	(7,085)	(6,998)

		Falling due	Bonds due
	Total		<30 days	30-60 days	61-90 days	>90 days
06.30.2012	5,579,073	5,408,886	85,119	30,492	20,944	33,632
12.31.2011	5,993,341	5,818,401	109,509	31,935	20,776	12,720

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

8. Trade accounts receivable, net -- Continued

g)  Accounts receivable – Paes Mendonça

The accounts receivable from Paes Mendonça relate to amounts deriving from the payment of third party liabilities by the subsidiaries Novasoc and Sendas. Pursuant to contractual provisions, these accounts receivable are monetarily restated (IGPM) and guaranteed by commercial leasing rights of certain stores currently operated by the Company, Novasoc and Sendas. Maturity of accounts receivable is linked to the lease agreements, which mature in 2014.

h)  Accounts receivable from vendors

Accounts receivable from vendors includes rebates and discounts obtained from suppliers. These amounts are established contractually and include amounts for volume purchase discounts, joint marketing programs, freight reimbursements, and other similar programs.

9. Other accounts receivable

	Parent Company		Consolidated
	06.30.2012	12.31.2011	06.30.2012	12.31.2011
Accounts receivable related to sale from property and equipment	-	-	59,535	50,423
Cooperative advertising with vendors	-	-	21,324	50,617
Advances to suppliers	6,030	6,613	8,903	13,718
Amounts to be reimbursed	5,040	5,035	40,346	35,725
Claims to receive	1,414	248	43,219	49,927
Trade accounts receivable from services	-	3,491	-	4,430
Rental receivable	8,608	10,432	12,438	14,896
Other accounts receivable – PAFIDC	-	-	31,920	47,288
Loans to employees	-	-	29,465	8,208
Boa Esperança Supermarket	-	8,393	-	8,393
Sendas S,A,	24,977	19,144	24,977	19,144
Accounts receivable on sale of property	8,522	8,391	8,522	8,262
Others	15,750	2,598	45,911	25,017
	70,341	64,345	326,560	336,048

Current	22,951	33,545	246,312	270,622
Noncurrent	47,390	30,800	80,248	65,426

10.   Receivables securitization fund

a)  Receivables Securitization Fund - Pão de Açúcar

PAFIDC is a receivables securitization fund created for the purpose of acquiring the Company and its subsidiaries’ trade accounts receivables, arising from sales of products and services to their customers, except for receivables from installment sales and post-dated checks. The fund has a defined term untilJanuary 29, 2016.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

10.   Receivables Securitization Fund --Continued

a)  Receivables Securitization Fund - Pão de Açúcar --Continued

The capital structure of the fund, at June 30, 2012, is composed by 10,295 senior shares held by third parties in the amount of R$1,193,791 (R$1,235,901 as of December 31, 2011), which represent 89.33% of the fund’s equity (89.90% as of December 31, 2011) and 2,864 subordinated quotas (the same as of December 31, 2011), held by the Company and subsidiaries in the amount of R$142,587, which represent 10.67% of the fund’s equity (10.10% as of December 31, 2011).

The subordinated shares belong to the Company and are recorded as noncurrent assets, as interest in the  fund, with a balance of R$127,651 as of June 30, 2012 (R$124,276 in December 31, 2011). The interest held in subordinated shares represents the maximum exposure to the securitization operations.

The interest rates of senior shares are shown below:

		06.30.2012		12.31.2011
Shareholders	Amount	CDI Rate	Balance	CDI Rate	Balance
			redeemable		redeemable

Senior A	5,826	108.0%	692,794	108.0%	758,660
Senior B	4,300	108.0%	217,949	108.0%	207,614
Senior C	169	108.0%	283,048	108.0%	269,627
			1,193,791		1,235,901

Subordinated shares are registered and non-transferable, and were issued in a single series. The Company will redeem the subordinated quotas only after the redemption of senior quotas or at the end of the fund’s term. Once the senior quotas have been remunerated, the subordinated quotas will receive the balance of the fund’s net assets after absorbing any losses on receivables transferred and any losses attributed to the fund. Their redemption value is subject to credit, prepayment, and interest rate risks on the transferred financial assets.

The holders of senior shares have no recourse against the other assets of the Company in the event customers’ delinquency. As contractually agreement between the Company and PAFIDC, the transfer of receivables is irrevocable, irreversible and definitive.

b)  Receivables Securitization Fund – Globex FIDC

Globex FIDC is a receivables securitization fund created to acquire the trade accounts receivable of Via Varejo and its subsidiaries, NCB and Nova Pontocom (mainly credit card), originated from the sale of products and services to its customers. This fund was created at November 11, 2010 with determinate, ending on November 11, 2013.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

10. Receivables Securitization Fund -- Continued

b)  Globex Receivables Securitization Fund – Globex FIDC -- Continued

The capital structure of the fund, at June 30, 2012 is composed by 11,666 senior shares held by third parties, amounting to R$1,243,346 (R$1,184,522 as of December 31, 2011), representing 85.11% of the fund’s equity (85.00% as of December 31, 2011) and 1,910 subordinated quotas (the same as of December 31, 2011), held by the Company and its subsidiaries, amounting to R$217,520 (R$209,068 as of December 31, 2011), representing for 14.89% of the fund’s equity (15% as of December 31, 2011).

Subordinated shares belong to Via Varejo and are recorded as noncurrent assets, as participation in the fund, with balance of R$217,520 as of June 30, 2012 (R$209,068 as of December 31, 2011). The interest held in subordinated quotas represents the maximum exposure to the securitization operations.

The interest rates of senior quotas are shown below:

		06.30.2012		12.31.2011
Shareholder	Amount	CDI rate	Balance redeemable	CDI rate	Balance redeemable

Senior - 1st Series	11,666	107.75%	1,243,346	107.75%	1,184,522

Subordinated shares are registered and non-transferable and were issued in a single series. The subsidiary Via Varejo will redeem the subordinated quotas only after the redemption of senior quotas or at the end of the fund’s term. Once the senior quotas have been remunerated, the subordinated quotas will receive the fund’s net assets after absorbing any losses on receivables transferred and any losses attributed to the fund. Their redemption value is subject to credit, prepayment and interest rate risks on the transferred financial assets.

The holders of senior shares have no recourse against the other assets of the subsidiary Via Varejo in the event of customers’ delinquency. As contractually agreed upon between the subsidiary Via Varejo and Globex FIDC, the transfer of receivable is irrevocable, irreversible and definite.

11.   Inventories

	Parent Company		Consolidated
	06.30.2012	12.31.2011	06.30.2012	12.31.2011

Stores	1,032,317	1,172,026	3,035,964	3,489,429
Warehouses	782,335	796,600	2,067,137	2,292,939
Inventories in construction (d)	-	-	110,810	14,000
Bonus in inventories (a)	(42,188)	(46,908)	(102,752)	(130,303)
Provision for obsolescence/breakage (b)	(4,045)	(6,780)	(48,894)	(75,757)
Present value adjustment (c)	-	-	(12,206)	(23,539)
	1,768,419	1,914,938	5,050,059	5,566,769

Current	1,768,419	1,914,938	4,939,249	5,552,769
Noncurrent	-	-	110,810	14,000

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

11.   Inventories – Continued

a)     Bonus in inventories

The Company records in the income statement of the period the bonus received from suppliers at the same time the inventories is realized.

b)    Provision for obsolescence/breakage

	Parent Company		Consolidated
	06.30.2012	12.31.2011	06.30.2012	12.31.2011

At beginning of period	(6,780)	(8,921)	(75,757)	(95,846)
Additions	(546)	(3,878)	(7,538)	(57,816)
Write-offs	3,281	6,019	34,401	77,905
At end of period	(4,045)	(6,780)	(48,894)	(75,757)

c)     Present value adjustment

The adjustment to present value of inventories refers to the corresponding entry of adjustment to present value of the subsidiary NCB’s trade accounts payable. For the Company and other subsidiary, the Management did not record the present value adjustment, since the operations are short term and considers irrelevant any eventual effect of such adjustments when compared to the quarterly financial information taken as a whole.

d)    Inventories in construction

The amount of inventories in construction, refers to the cost of apartments units exchanged for  land  (note 26).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

12.   Recoverable taxes

	Parent Company		Consolidated
	06.30.2012	12.31.2011	06.30.2012	12.31.2011

Taxes on sales	35,687	176,986	498,394	434,530
ICMS recoverable (a)	14,363	169,829	419,017	262,242
PIS/COFINS recoverable	21,324	7,157	79,377	172,288

Income tax	19,977	110,532	98,439	250,690
Financial investments	11,771	63,479	52,595	96,210
Other	8,206	47,053	45,844	154,480

Other	149,527	126,203	293,047	222,482
ICMS recoverable from property and equipment	8,143	10,594	37,053	52,733
ICMS tax replacement (a)	93,218	93,741	93,622	94,291
INSS	-	-	81,248	43,497
Other	48,574	22,469	81,937	33,201
Adjustment present value	(408)	(601)	(813)	(1,240)
Current	205,191	413,721	889,880	907,702

Taxes on sales	181,523	-	912,215	687,925
ICMS recoverable (a)	181,523	-	800,553	677,095
PIS/COFINS recoverable	-	-	111,662	10,830

Other	19,073	24,526	53,735	42,073
ICMS recoverable from property and equipment	24,430	31,781	62,320	55,306
Adjustment present value	(5,357)	(7,255)	(8,584)	(13,233)
Noncurrent	200,596	24,526	965,950	729,998

	405,787	438,247	1,855,830	1,637,700

(a) The full ICMS realization of this value over the next five years will occur as follows:

06.30.2012	Parent Company	Consolidated
Up to one year	107,581	512,639
2013	127,023	415,708
2014	37,400	229,265
2015	17,100	115,083
2016	-	40,497
	289,104	1,313,192

Company’s Management prepared a technical feasibility study on the future realization of the ICMS, considering the expected future compensation of debts from operations and in the context of the main variables of its businesses. This study was prepared based on information extracted from the strategic planning report approved by the Board of Directors of the Company.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

13.   Related Parties

a)     Sales, purchases of goods,services and other operations:

	Parent Company		Consolidated
	06.30.2012	12.31.2011	06.30.2012	12.31.2011
Customers
Novasoc Comercial	29,093	42,232	-	-
Sé Supermercados	73,695	91,146	-	-
Sendas Distribuidora	33,957	57,312	-	-
Barcelona	2,592	5,137	-	-
Xantocarpa	-	1	-	-
Via Varejo	1,777	1,176	-	-
Nova PontoCom (xiii)	761	754	-	-
	141,875	197,758	-	-
Suppliers
Novasoc Comercial	7,457	8,482	-	-
Sé Supermercados	3,199	4,662	-	-
Sendas Distribuidora	10,736	17,984	-	-
Barcelona	1,585	1,923	-	-
Xantocarpa	387	1,530	-	-
FIC	6,980	8,574	8,883	10,679
Via Varejo	726	1,721	-	-
Bartira	-	-	36,031	58,158
Nova PontoCom (xiii)	871	1,148	-	-
Globalbev Bebidas e Alimentos	1,316	2,586	1,563	3,012
Bravo Café	183	231	183	231
Fazenda da Toca Ltda	295	222	357	254
Restaurante FNH Ltda	-	4	-	4
Sykué Consultoria Energia	70	-	175	-
Sykué Geração Energia	76	-	120	-
Axialent	-	307	-	310
	33,881	49,374	47,312	72,648

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

13.   Related Parties -- Continued

a)     Sales, purchases of goods,services and other operations: -- Continued

	Parent Company		Consolidated
	06.30.2012	06.30.2011	06.30.2012	06.30.2011
Sales
Novasoc Comercial	169,094	159,214	-	-
Sé Supermercados	400,764	375,917	-	-
Sendas Distribuidora	171,195	137,608	-	-
Barcelona	616	2,358	-	-
Via Varejo S.A.	-	4	-	-
Nova PontoCom (xiii)	-	10,648	-	-
Nova Casa Bahia	9	702	-	-
	741,678	686,451	-	-
Purchases
Novasoc Comercial	4,694	1,879	-	-
Sé Supermercados	5,185	7,489	-	-
Sendas Distribuidora	21,320	13,421	-	-
Nova PontoCom (xiii)	19	-	-	-
Bartira	-		171,635	248,230
Globalbev Bebidas e Alimentos	5,298	6,302	6,653	7,877
Bravo Café	797	892	800	896
Sykué Geração de Energia (vii)	2,763	15,088	7,162	15,209
Fazenda da Toca Ltda	2,529	1,265	2,865	1,265
E-HUB Cons. Part. e Com. S.A.	229	247	229	247
	42,834	46,583	189,344	273,724

Related party transactions, intra-group as disclosed above, are carried out at cost and are eliminated from the consolidated quarterly financial information.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

13.   Related Parties – Continued

a)     Sales, purchases of goods,services and other operations: -- Continued

	Parent Company		Consolidated
	06.30.2012	12.31.2011	06.30.2012	12.31.2011

Assets
Novasoc Comercial (x)	47,634	18,994	-	-
Sé Supermercados (x)	95,317	40,313	-	-
Casino (i)	1,349	7,898	1,349	7,898
FIC (iv)	-	-	3,769	3,634
Sendas Distribuidora (x)	1,071,382	889,455	-	-
Xantocarpa	20,636	18,698	-	-
Barcelona (x)	120,219	88,030	-	-
Vedra	20	20	-	-
Casa Bahia Comercial Ltda. (v)	-	-	75,512	55,243
Bartira	-	-	83	168
Nova PontoCom (xiii)	111,088	15,059	-	-
GPA MP	4,984	-	-	-
Vancouver	81,183	3,183	-	-
Management of Nova Pontocom (vi)	35,780	34,209	35,780	34,209
Nova Casa Bahia	519	5	-	-
Audax SP (xi)	18,560	20,746	18,560	20,728
Audax Rio (xi)	-	-	9,088	9,378
Other (ix)	2,210	3,077	2,210	2,326
	1,610,881	1,139,687	146,351	133,584
Liabilities
Fundo Península (ii)	11,952	15,256	11,952	15,772
Via Varejo (xii)	153,563	153,212	-	-
FIC (iv)	4,162	7,900	4,162	11,765
P.A. Publicidade	11,313	7,601	-	-
Nova Pontocom (xiii)	-	959	-	-
Casa Bahia Comercial Ltda. (v)	-	-	-	342
Bartira	-	-	36,031	58,157
	180,990	184,928	52,145	86,036

	06.30.2012	06.30.2011	06.30.2012	06.30.2011
Income statement
Novasoc Comercial (x)	4,256	4,345	-	-
Sé Supermercados (x)	10,782	11,178	-	-
Sendas Distribuidora (x)	15,386	26,181	-	-
Casino (i)	(2,802)	(2,417)	(2,802)	(2,417)
Fundo Península (ii)	(71,982)	(69,715)	(76,014)	(72,862)
Diniz Group (iii)	(9,190)	(8,293)	(9,190)	(8,895)
Sykué Consultoria em Energia Ltda. (viii)	(318)	(377)	(737)	(441)
Casa Bahia Comercial Ltda. (v)	-	-	72,417	58,833
Bartira (xiv)	-	-	139	-
FIC (iv)	(399)	-	(2,204)	(1,397)
Axialent	(569)	-	(569)	-
Other (ix)	(4,200)	(4,200)	(4,199)	(4,200)
	(59,036)	(43,298)	(23,159)	(31,379)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

13. Related Parties – Continued

a)     Sales, purchases of goods,services and other operations: -- Continued

              i.          Casino: Technical Assistance Agreement, signed between the Company and Casino on July 21, 2005, whereby, through the annual payment of US$2,727 thousand, it provides for the transfer of know-how in the administrative and financial area. This agreement is effective for 7 years, with automatic renewal for an indeterminate term. After the 7th year, the annual payment amount will be US$1,818 million. This agreement was approved at the Special Shareholders’ Meeting held at August 16, 2005.

              ii.          Fundo Península: 59 real estate lease agreements with the Company, 1 property with Novasoc, 1 property with Sé and 1 property with Barcelona.

             iii.         Diniz Group: Leasing of 15 properties for the Company and 2 properties for Sendas Distribuidora.

             iv.          FIC: (i) refund of expenses related to the infrastructure agreement, such as: expenses related to cashiers payroll, and commissions on the sale of financial products (ii) financial expenses related to the sale of receivables (named “financial discount”) and (iii) revenues from property rental; e (iv) agreement for cost sharing.

              v.          Casa Bahia Comercial Ltda.: Via Varejo has an accounts receivable related to the “First Amendment to Association Agreement” among Via Varejo, GPA and Casa Bahia Comercial, that guarantees the right compensation, by Casa Bahia Comercial, certain contingencies recognized that may be due for Via Varejo starting on June 30, 2010 (see xii).

Additionally, Via Varejo and its subsidiary NCB have lease contracts of distribution centers, commercial and administrative buildings under specific conditions with the Management of Casa Bahia Comercial.

             vi.       Management of Nova Pontocom : On November 2010, in the context of the restructuring of GPA e-commerce business, the Company granted to certain Nova Pontocomdirectors, a loan amounting to R$10,000 as well as celebrated a barter contract,   collateralized by Nova Pontocom shares  in the amount of R$20,000, both maturing on January 8, 2018, duly restated.

            vii.        Sykué Geração de Energia: Purchase of electric energy on the Free Market to supply several consumer units of the Company.

           viii.                  Sykué Consultoria: energy supply planning services, including projection of energy consumption for each consumer unit, during 102 months (economic feasibility study related to energy on captive market or on the free market) and regulatory advisory with electrical government agencies.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

13. Related Parties – Continued

b)    Sales, purchases of goods,services and other operations: -- Continued

             ix.  Other: Expenses paid by the Company to its subsidiaries and other associated companies. Other related parties not described in this note did not have balances or transactions in the periods presented.

              x.  Novasoc Comercial, Sé Supermercados, Sendas Distribuidora e Barcelona: include values arising from the use of shared central services such as treasury, accounting, legal and others, and commercial operation contracts, commission merchant and intercompany loans.

             xi.  Audax:  Balances with football club Audax SP and Audax RJ, which invests in training of professional athletes and loan contract signed with CBD.

            xii.  Via Varejo: The entity has an trade accounts payable related to the "First Amendment to Association Agreement" between Via Varejo and Casa Bahia, which guarantees the right to compensation of certain contingencies recognized that may be due by Via Varejo starting June 30, 2010 (see v), and commission merchant contract.

           xiii.  Nova Pontocom: Values arising from the use of shared central services such as treasury, accounting, legal and other mutual and paid at 105% of CDI.

           xiv.  Bartira: Amounts due to expenditure on infrastructure and the purchase and sale of goods.

            xv.  Dunnhunby: Contract for the Provision of Management Information Services.

           xvi.  Fazenda da Toca Ltda.:Contract for supply of organic eggs, orange conventional and organic juices, etc.

          xvii.  Duque Comércio e Participações Ltda. e Postos de Serviços 35 Ltda: Option Agreement for Purchase and Sale of Shares (Posto Vereda Tropical, Rebouças e Barueri).

         xviii.  Flylight: Assignment Contract Temporary Aircraft.

           xix.  Pão de Açúcar S/A Indústria e Comércio: Temporary Assignment Agreement.

c)     Management remuneration and Fiscal Council

The expenses related to the compensation of Management’s key personnel (officers appointed pursuant to Bylaws and the Board of Directors), which were recorded in the statement of income for the six-month period ended June 30, 2012, were as follows:

In relation to the total remuneration
	Remuneration	Variable remuneration	Stock Option Plan	Total
Board of Directors (*)	4,115	-	-	4,115
Directors	12,080	17,018	8,488	37,586
Fiscal council	408	-	-	408
	16,603	17,018	8,488	42,109

  (*) Remuneration according to the number of participations in the meeting.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

14.   Investments

a)   Breakdown of investments

	Parent Company
	Sé	Sendas	Novasoc	Via Varejo (*)	Nova Pontocom	NCB (*)	GPA Malls	API SPE	Other	Total
Balances at 12.31.2011	1,880,279	34,737	55,177	1,381,880	30,436	856,504	13,334	15,488	33,302	4,301,137
Exchange variation	-	-	-	-	-	-	-	-	695	695
Write off	-	-	-	-	-	-	-	-	(8)	(8)
Equity pick-up	126,838	12,465	23,980	16,158	(8,293)	(29,978)	80,347	(17)	2,498	223,998
Gain in equity interest	-	-	-	323	483	-	-	-	-	806
Balances at 06.30.2012	2,007,117	47,202	79,157	1,398,361	22,626	826,526	93,681	15,471	36,487	4,526,628

(*) In the case of NCB, the investment amount refers to the effects of fair value adjustments recorded in connection with the business combination. Via Varejo, such effects of fair value were considered together with the investments held in this subsidiary.

	Consolidated
	FIC	Binv	Other	Total
Balances at 12.31.2011	233,068	19,722	460	253,250

Equity pick-up	1,837	402	(54)	2,185
Dividends receivables	(8,890)	(1,551)	-	(10,441)
Other	-	-	(54)	(54)
Gain in equity interest	24,510	-	-	24,510
Balances at 06.30.2012	250,525	18,573	352	269,450

(i)   FIC

The summarized financial information of FIC is as follows:

	Consolidated
	06.30.2012	12.31.2011

Current assets	3,383,981	3,485,365
Noncurrent assets	28,411	201,785
Total assets	3,412,392	3,687,150

Current liabilities	2,793,323	3,008,357
Noncurrent liabilities	334	52,446
Shareholders’ equity	618,735	626,347
Total liabilities and shareholders’ equity	3,412,392	3,687,150

	06.30.2012	06.30.2011
Operating results:
Revenues	466,342	417,256
Operating income	18,738	(16,229)
Net income	10,168	21,273

For purposes of calculating the investment the shareholders’ equity of investee should be deducted the special goodwill reserve, whose reserve is the exclusive right of Itaú.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

14.   Investments -- Continued

(ii) Sendas

Acquisition of non-controlling interest in Sendas Distribuidora

Sendas S.A. and Barcelona entered into a Purchase and Sale of Shares Agreement and Other Covenants, whereby Sendas´s shares held by Sendas S.A. were transferred to Barcelona. The acquisition of this  non-controlling interest was approved by the Board of Directors at February 23, 2011 and by Company´s General Meeting at March 14, 2011. Sendas S.A. transferred to Barcelona the totality of this interest in Sendas, corresponding to 42.57% of the capital for R$377,000 to be paid as follows: R$59,000 upon the transfer of shares and the remaining amount of R$318,000 in 6 (six) annual and consecutive installments of R$53,000, the first installment maturing in July 2011, restated by IPCA (Consumer Price Index) as of the fourth installment, being July 2010 the reference basis. This present value of obligation assumed at June 30, 2012 is R$251,807 (R$238,863 at December 31, 2011).

Payables for acquisition of non-controlling shareholders

	Consolidated
	06.30.2012	12.31.2011

Interest acquisition in Assai (i)	4,773	4,568
Interest acquisition in Sendas (ii)	251,807	238,863
	256,580	243,431

Current liabilities	57,758	54,829
Noncurrent liabilities	198,822	188,602

                         i.      Accounts payable due to the acquisition of non-controlling interest in Assai, subsidiary that operates in the “cash and carry” segment for the Group.

                        ii.      Accounts payable due to the acquisition of non-controlling interest in Sendas, which will be settled in 5 (five) annual installments, and the last amortization will take place in December 2017.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

15.       Business combinations and acquisition of non-controlling interest

a)     Association with Nova Casa Bahia

Context of the partnership

On December 4, 2009, Casa Bahia and GPA entered into a Partnership Agreement (“Partnership Agreement”) aiming at merging their retail trade of durable goods and electronic commerce of durable goods businesses.

On February 3, 2010 the parties signed a Provisional Agreement for the Maintenance of Operation Reversibility (“APRO”) with the Administrative Council for Economic Defense (“CADE”), which determined that the following actions to be taken: (i) maintenance of “Casa Bahia” and “Ponto Frio” brands, as well as separate advertising campaigns, ensuring investments in propaganda and marketing at levels compatible with previous fiscal years, except for the assumptions resulting from the economic scenario; (ii) the maintenance of stores existing in 146 cities where both “Casa Bahia” and “Ponto Frio” are located; (iii) maintenance of respective warehouses and the Bartira’s furniture plant; (iv) maintenance of respective loan policies; and (v) maintenance of separate procurement structures and their commercial contractual instruments, even though they may jointly operate in this segment. Except for these specific conditions, both Via Varejo and NCB may adopt the measures necessary to merge their activities and capture the synergies resulting from this operation. This present operation is pending approval from CADE.

On July 1, 2010, the parties entered into an addendum to the Partnership Agreement, in which the parties reviewed certain conditions of the partnership, as well as defined the actions required for their implementation.

As a preliminary phase of this businesses merger, at October 1, 2010, the operating assets of Casa Bahia were transferred to NCB through a partial spin-off. This transfer included an equity interest of 25% in Bartira (remainder 75% still owned by CB).

Thus, as of October 1, 2010, NCB  operates under "Casas Bahia” brand, which was present at that time in 11 Brazilian states and in the Federal District, represented by 526 stores and 8 warehouses, selling a wide range of electronic products, home appliances and devices, such as furniture, electronic toys, office supplies, mobile phones, computers and accessories.

On November 9, 2010, as a preparatory phase of the process to merge NCB shares into Via Varejo, CDB centralized the retail trade and the electronic commerce of durable goods in Via Varejo. Thus, the Company injected capital into its subsidiary Via Varejo, used in this specific transaction as intervening party and of the consideration transferred to the acquisition, in the following amount: (i) net assets from the Company’s electronic products operations, established by the “Extra-Eletro” brand, in the amount of R$89,826; (ii) financial investments of R$290,143; and (iii) receivables between the Company’s subsidiaries, in the amount of R$375,550. On the same date, Via Varejo shareholders’ approved the NCB’s shares incorporation. Via Varejo started to operate with “Ponto Frio” and “Casas Bahia” brands.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

15.       Business combinations and acquisition of non-controlling interest

a)               Association with Nova Casa Bahia

Determination of the consideration transferred due to the acquisition of NCB

GPA transferred approximately 47.08% of its entire investment in Via Varejo to partners of CB, which is determined as total consideration transferred for the takeover of NCB (“total consideration transferred”).

Since Via Varejo is a publicly held company, with its shares listed on stock exchanges, carried out by independent purchasers and sellers, for accounting purposes, the fair value of the consideration transferred was determined by the final price of Via Varejo’s common share traded on Bovespa at November 9, 2010, as follows:

12.31.2010

Number of common shares held by CBD, corresponding to the 98.77% interest	168,927,975
Via Varejo common share quote at November 9, 2010 - R$	15.00

Market value (Bovespa) of investment in Via Varejo– 98.77%	2,533,920

47.08% of market value of investment in Via Varejo assigned to CB’s shareholders	1,193,082

Fixed mandatory dividends to Bartira’s shareholders (i)	6,069

Assets received from CB considered as consideration transferred:

Additional payment (ii)	95,084
Call option for controlling interest in Bartira, net of income and social contribution taxes(iii)	(200,864)
Noncontrolling interest over assets received	95,523

Value of total consideration transferred	1,188,894

(i)  According to the Partnership Agreement, Bartira will disproportionally distribute mandatory dividends to its shareholders, in order to ensure that CB receives a total of R$12 million as dividends in the next three years. This mandatory minimum dividend that Bartira shall pay as a disproportional sharing was considered according to CPC 15 and IFRS 3R, as part of the total consideration transferred for the acquisition of control of NCB;

(ii) Additional payment pursuant to indemnization clause 6.3 of the shareholder’s agreement between GPA and CB.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

15.       Business combinations and acquisition of non-controlling interest

a)     Association with Nova Casa Bahia

Determination of the consideration transferred due to the takeover of NCB -- Continued

(iii) Fair value of Bartira’s call option: the parties granted through the Partnership Agreement, call and put options for the interests held by NCB and CB in Bartira. The conditions are defined as follows:

•    During the lock-up period defined in the Partnership Agreement as 36 months, NCB is eligible to sell is 25% interest in Bartira’s capital stock for one real (R$1.00);

•    During the period from the end of the lock-up period and the end of the 6th year of the agreement, NCB may acquire the remaining 75% interest in the capital stock of Bartira, currently held by CB, for a total of R$175,000, adjusted by IPCA (Extended Consumer Index Price); and

•    Should NCB do not exercise the aforementioned call option at the end of the 6th year, CB shall have to acquire the 25% interest from NCB for a total of R$58,500, adjusted by IPCA.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

15.   Business combinations and acquisition of non-controlling interest -- Continued

a)     Association with Nova Casa Bahia -- Continued

Fair values of acquired identifiable assets and liabilities

The fair values of identifiable assets and liabilities acquired from NCB, on the date of business combination were as follows:

	Opening balance	(iv) Fair value of investment held in Bartira	(v) “Casa Bahia” brand	(vi) Commercial rights	(vii) Fair value of property and equipment	(viii) Supply agreement under favorable conditions	(ix) Lease agreement under favorable conditions	Balance after provisional allocation of purchase price
Assets
Cash and cash equivalents	64,957	-	-	-	-	-	-	64,957
Marketable securities	586,536	-	-	-	-	-	-	586,536
Trade accounts receivable	2,434,960	-	-	-	-	-	-	2,434,960
Inventories	1,360,420	-	-	-	-	-	-	1,360,420
Recoverable taxes	240,091	-	-	-	-	-	-	240,091
Deferred income tax	152,291	(29,434)	(549,242)	(136,344)	(31,376)	(75,213)	(87,075)	(756,393)
Prepaid expenses	58,498	-	-	-	-	-	-	58,498
Other	268,059	-	-	-	-	-	-	268,059
Investments in associated companies	-	86,572	-	-	-	-	-	86,572
Property and equipment	570,889	-	-	-	92,281	-	-	663,170
Intangible assets	57,217	-	1,615,417	401,011	-	221,214	256,103	2,550,962
	5,793,918	57,138	1,066,175	264,667	60,905	146,001	169,028	7,557,832
Liabilities
Trade accounts payable	(1,063,178)	-	-	-	-	-	-	(1,063,178)
Loans and financings	(1,438,859)	-	-	-	-	-	-	(1,438,859)
Taxes payable	(448,565)	-	-	-	-	-	-	(448,565)
Deferred revenues	(230,637)	-	-	-	-	-	-	(230,637)
Provision for contingencies	(33,796)	-	-	-	-	-	-	(33,796)
Other	(1,405,165)	-	-	-	-	-	-	(1,405,165)
	(4,620,200)	-	-	-	-	-	-	(4,620,200)
Net assets	1,173,718	57,138	1,066,175	264,667	60,905	146,001	169,028	2,937,632

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

15.   Business combinations and acquisition of non-controlling interest -- Continued

b)    Association with Nova Casa Bahia -- Continued

Fair values of acquired identifiable assets and liabilities -- Continued

(iv)   Fair value of investment held in Bartira (25%): it refers to the measurement of fair value of the investment currently held by NCB of 25% of Bartira’s capital stock. It was measured by  the “Income Approach” method, considering the present value of future benefits generated directly or indirectly measured, through discounted cash flow;

(v)    “Casas Bahia” tradename: it is a traditional and well recognized brand in the Brazilian retail trade and is considered one of the most valuable brands, according to specialized brand valuation companies. Considering the strength and recognition of this brand, a market participant should not discontinue it.  Its measurement was based on the royalties relief methodology, which represents the remuneration practiced by the market for using the brand, if it were not acquired;

(vi)   Commercial rights “Fundo de Comércio”: points-of-sale, many of them are located in very busy and large shopping centers.  Usually, shopping centers and street stores charge fees related to the assignment for the right to use the point-of-sale when this asset is transferred. These are measured according to information on comparable transactions in the market by the “Market Approach” method;

(vii) Fair value of property and equipment: calculated using the “Market Approach” method to determine the value of an asset through an analysis of transaction involving comparable assets, with a discount of 10%;

(viii) Advantageous supply agreement with Bartira: NCB has an exclusive supply agreement with Bartira. This agreement holds profitable conditions to NCB in the acquisition of furniture compared to the margins established in the sector. The amount was defined using information on comparable transactions in the market, based on “Income Approach” method; and

(ix) Advantageous stores lease agreement signed with CB: this refers to CBs properties, which include stores, warehouses and buildings which are purposes of operating lease by NCB. This was measured according to information on comparable transactions in the market, based on “Income Approach” method;

No contingent liabilities or assets were identified and recognized on the acquisition date, and even if there were, this would be indemnifiable by CB or GPA, where applicable.

The fair value of the non-controlling interest was measured by applying their interest, through the fair value of identifiable net assets of NCB on the business combination date, as follows:

12.31.2010
Fair value of acquired net assets	2,937,632
Non-controlling interest	47.56%
Non-controlling interest – measured by the proportional amount method at fair value of acquired net assets	1,397,020

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

15.   Business combinations and acquisition of non-controlling interest – Continued

a)  Association with Nova Casa Bahia - Continued

Gain from a bargain  purchase

As a result of: (i) measurement of the total consideration transferred due to takeover of NCB; (ii) measurement of non-controlling interest; and (iii) measurement of identifiable assets and liabilities at their fair value, the Company verified on an accounting basis a gain due to bargain price acquisition, in the amount of R$351,718, recognized in the statement of income for the fiscal year ended December 31, 2010, under Other operating expenses as follows:

12.31.2010

Total consideration transferred due to takeover of NCB	(1,188,894)

Non-controlling interest – measured by the proportional amount method at fair value of acquired net assets	(1,397,020)

Fair value of acquired net assets	2,937,632

Bargain purchase resulting from takeover of NCB	351,718

Subsequent measurement –allocation of purchase price

The NCB takeover was accounted for according to the method of acquisition, pursuant to IFRS 3R and CPC 15.

The provisional location of the purchase price was R$ 453,569 as of December 31, 2010 which was reduced to R$ 351,718 because of the review intangibles Bartira methodology, surplus of trucks, and other contingent consideration. The measurement period ended on November 08, 2011.

Final allocation of the purchase price has generated the following difference related with allocation provisional released in December 31, 2010.

Gain from a bargain purchase provisional in December 31,2010		453,569

Final valorization of the consideration paid:		(133,851)
Option to purchase - Bartira (ii)	(111,665)
Additional payment for indemnification (iv)	(95,084)
Income and social contribution on the variations in the consideration paid	37,849
Effect of non-controlling interest on the variations in the consideration paid	35,048

Final identification of intangible assets:		32,000
Supply contract Bartira (ii)	80,121
Capital gain investment Bartira (ii)	(50,688)
Capital gain trucks NCB (iii)	92,281
Other (i)	(29,263)
Income and social contribution on the variations of intangible assets identified	(31,433)
Effect of non-controlling interest on the variance of intangible assets identified	(29,018)

Gain from a final bargain purchase in December 31,2010		351,718

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

15.   Business combinations and acquisition of non-controlling interest – Continued

a)     Association with Nova Casa Bahia - Continued

Subsequent measurement –allocation of purchase price - Continued

(i)             Adjustments in assets not recoverable from NCB;

(ii)            Value of intangible assets related to Bartira supply agreement, purchase call option and investment of NCB in Bartira, using discounted cash flow;

(iii)           Fair Value of NCB truck fleet;

(iv)          Expenses incurred at Via Varejo related to periods before the business combination, which must be reimbursed to Klein family in proportion to their losses.

That gain is justified mainly due to the extremely positive future developments arising from this partnership. This partnership will allow to NCB better access to financing and synergies in all areas such as trade, logistics, administrative and financial, among others.

Additionally, the partnership with Casa Bahia will put Via Varejo a new level of business, allowing greater national coverage, economies of scale and other benefits to be converted for the benefit of customers and employees that will result in a potentially better profitability, with the consequent valuation of the shares belonging to Casa Bahia. With participation of 47% on Via Varejo, Casa Bahia will continue to actively participate in the operation, either directly or through the Board of Directors.

The costs of the transactions, totaling R$100,100 were treated as expense and included in other operating expenses in the statement of income for the year ended December 31, 2010.

b)    eHUB Business Combination

On November 8, 2010, Via Varejo and the subsidiary Nova Pontocom entered into an agreement for the acquisition of the remaining interest of 55% in E-Hub (an e-commerce service provider). E-Hub was a joint venture booked under investments in affiliated companies. E-Hub’s former owners gave 55% of their interest in this company, in addition to R$20,000 payable on January 8, 2013, in exchange for 6% of the subsidiary Nova Pontocom.

The parties have entered into a shareholders’ agreement, with a 7-year duration and mutual guarantee of preemptive rights in any offering related to this interest, always at market values.

The assets received refer to E-Hub’s net assets of liabilities at book value, totaling R$2,200, in addition the return of R$20,000, while the consideration paid was equivalent to 5.56% of Nova Pontocom, estimated at the fair value of R$31,530, including the book value. The transaction generated goodwill of R$9,230.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

15.   Business combinations and acquisition of non-controlling interest – Continued

c)  Acquisition of Rede Duque

     Context of the operation

In 2009, the Company signed an Agreement for Management Outsourcing (“Management Agreement”) with Rede Duque for a 20-year term, whereby Company conducted the operational and financial management of 39 of the Rede Duque's gas stations through its subsidiary Vancouver Empreendimentos e Participações Ltda. (“Vancouver”) in exchange for a remuneration based on these gas stations’ profitability.

On May 28, 2012, Management Agreement was terminated. As part of the termination agreement, and pursuant to the Agreement for Share Purchase and Other Covenants, Vancouver acquired all the shares of five gas stations (“Acquired Gas Stations”) and established a partnership with Rede Duque in three other gas stations, through the acquisition of shares representing 95% of its capital stock (“Partnership’s Gas Stations”), with the subsequent call option to be exercised by Rede Duque (“Call and Put Option Agreement").

i)      Acquisition of five gas stations

Through the Share Purchase Agreement, Company acquired all the shares of six companies that were part of Rede Duque,operating five gas stations (one of the companies operates the convenience store in one of the acquired gas stations), with average, monthly sales of R$3.000.

Determination of the compensation transferred for the acquisition of five of gas stations

Under the Management Agreement, the Company and Vancouver had advanced in 2009 R$30,000 due to the use of GPA tradename in the gas station and exclusive management. The amount of R$30,000 was conditional on certain events. This amount now reverts to the acquisition of the Acquired Gas Stations, plus an additional payment of R$10,000, for a total purchase price of R$40,000.

Provisional identification of fair values of identifiable acquired assets and liabilities

The Company provisionally identified the fair values of identifiable assets and liabilities acquired from Rede Duque, on the business combination date, the net assets of the acquired entities totals R$3,129.

Goodwill resulting from the acquisition

As a result of: (i) measuring the total compensation transferred due to the acquisition of control of the Acquired Gas Stations, and (ii) provisional measurement the identifiable assets and liabilities at fair value, the Company obtained goodwill in the amount of R$37,270. The Company will complete the allocation of the purchase price by identifying the intangible assets acquired by December 31, 2012.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

15.   Business combinations and acquisition of non-controlling interest – Continued

ii)      Partnership related to three gas stations

Through the Debt Assumption Agreement, executed on the same date between Company, Vancouver and Rede Duque, Vancouver assumed Rede Duque’s financing debts in the amount of R$50,000. On the same date, the parties entered into a Purchase and Sale of Shares and Other Covenants, by which Vancouver acquired approximately 95% of the shares of the Gas Stations, which operated three gas stations with net revenues of approximately R$3,500. The management of the partnership gas station will remain with Rede Duke, and the Company will have protective vetoes.

Also through the agreement, a Call Option Agreement was executed whereby Vancouver granted Rede Duque an option to purchase its shares representing the capital of the Partnership’s Gas Stations, vesting in one year, for R$50,000, monetarily restated, by 110% of the CDI Interbank Rate, and to be paid in 240 monthly installments. The Company also has a put option that may demand that Rede Duque purchase its shares under the same terms above, in case the call option is not exercised.

Should the call and put options expire unexercised, Vancouver may acquire the shares representing the interest in the Partnership’s Gas Stations owned by Rede Duque for one Real (R$1) plus dividends, related to the one-year partnership period.

The amount of R$50,000 is recorded as a financial instrument for its exit amount, which is the fair value of the partnership’s gas station.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

16. Property and equipment, net -- Continued

a)     Parent Company:

	Balance as of:					Balance as of:
	12.31.2011	Additions	Depreciation	Disposals	Transfers	06.30.2012

Land	806,089	-	-	-	87,231	893,320
Buildings	1,960,871	6,718	(29,574)	(4,871)	14,321	1,947,465
Leasehold improvements	1,096,368	62,736	(37,354)	(11,263)	80,112	1,190,599
Equipments	513,805	93,190	(46,336)	169	(7,659)	553,169
Installations	110,421	7,212	(5,191)	(174)	2,212	114,480
Furniture and fixtures	208,921	21,597	(13,139)	(644)	(8,046)	208,689
Vehicles	18,700	9,125	(2,331)	(2,483)	161	23,172
Construction in progress	259,165	164,025	-	-	(194,915)	228,275
Other	36,196	20,400	(4,327)	(47)	(16,036)	36,186
	5,010,536	385,003	(138,252)	(19,313)	(42,619)	5,195,355

Financial leasing
Hardware	42,472	-	(6,130)	-	-	36,342
Buildings	21,605	-	(683)	-	-	20,922
	64,077	-	(6,813)	-	-	57,264
Total	5,074,613	385,003	(145,065)	(19,313)	(42,619)	5,252,619

	Balances as of 06.30.2012			Balances as of 12.31.2011
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Land	893,320	-	893,320	806,089	-	806,089
Buildings	2,665,547	(718,082)	1,947,465	2,649,382	(688,511)	1,960,871
Leasehold improvements	2,061,358	(870,759)	1,190,599	1,937,875	(841,507)	1,096,368
Equipments	1,298,579	(745,410)	553,169	1,223,421	(709,616)	513,805
Installations	293,877	(179,397)	114,480	285,015	(174,594)	110,421
Furniture and fixtures	517,009	(308,320)	208,689	507,854	(298,933)	208,921
Vehicles	32,363	(9,191)	23,172	29,318	(10,618)	18,700
Construction in progress	228,275	-	228,275	259,165	-	259,165
Other	70,958	(34,772)	36,186	66,647	(30,451)	36,196
	8,061,286	(2,865,931)	5,195,355	7,764,766	(2,754,230)	5,010,536

Financial leasing
Hardware	58,703	(22,361)	36,342	58,703	(16,231)	42,472
Buildings	34,449	(13,527)	20,922	34,448	(12,843)	21,605
	93,152	(35,888)	57,264	93,151	(29,074)	64,077
Total	8,154,438	(2,901,819)	5,252,619	7,857,917	(2,783,304)	5,074,613

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

16. Property and equipment, net -- Continued

b)    Consolidated:  -- Continued

	Balance as of:						Balance as of:
	12.31.2011	Additions	Depreciation	Acquisition of Subsidiary	Disposals	Transfers	06.30.2012
				-
Land	948,170	-	-	-	-	86,876	1,035,046
Buildings	2,115,548	6,840	(32,283)	-	(7,198)	10,335	2,093,242
Leasehold improvements	1,797,492	130,233	(69,392)	5	(1,671)	114,758	1,971,425
Equipments	919,182	138,751	(87,289)	531	(5,131)	5,585	971,629
Installations	265,700	16,681	(16,461)	320	(2,419)	5,034	268,855
Furniture and fixtures	437,406	37,681	(29,838)	34	(7,039)	(2,177)	436,067
Vehicles	266,871	10,151	(13,609)	30	(14,718)	472	249,197
Constructionin progress	341,547	200,039	-	82	-	(261,593)	280,075
Other	81,309	22,484	(8,976)	-	(195)	(14,242)	80,380
	7,173,225	562,860	(257,848)	1,002	(38,371)	(54,952)	7,385,916

Financial leasing
IT equipment	27,941	-	(2,192)	-	(167)	(52)	25,530
Hardware	105,085	2,656	(15,180)	-	983	1	93,545
Installations	861	-	(51)	-	(2)	-	808
Furniture and fixtures	10,147	-	(750)	-	(197)	(11)	9,189
Vehicles	14,064	-	(71)	-	(1,019)	(1)	12,973
Buildings	26,927	-	(877)	-	-	-	26,050
	185,025	2,656	(19,121)	-	(402)	(63)	168,095
Total property and equipment	7,358,250	565,516	(276,969)	1,002	(38,773)	(55,015)	7,554,011

	Balances as of 06.30.2012			Balances as of 12.31.2011
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Land	1,035,046	-	1,035,046	948,170	-	948,170
Buildings	2,912,511	(819,269)	2,093,242	2,907,817	(792,269)	2,115,548
Leasehold improvements	3,360,124	(1,388,699)	1,971,425	3,116,923	(1,319,431)	1,797,492
Equipments	2,011,359	(1,039,730)	971,629	1,892,180	(972,998)	919,182
Installations	530,773	(261,918)	268,855	512,834	(247,134)	265,700
Furniture and fixtures	894,009	(457,942)	436,067	870,285	(432,879)	437,406
Vehicles	306,537	(57,340)	249,197	319,889	(53,018)	266,871
Construction in progress	280,075	-	280,075	341,547	-	341,547
Other	143,959	(63,579)	80,380	136,885	(55,576)	81,309
	11,474,393	(4,088,477)	7,385,916	11,046,530	(3,873,305)	7,173,225

Financial leasing
IT equipment	38,328	(12,798)	25,530	39,374	(11,433)	27,941
Hardware	152,129	(58,584)	93,545	149,476	(44,391)	105,085
Installations	1,217	(409)	808	1,220	(359)	861
Furniture and fixtures	15,057	(5,868)	9,189	15,373	(5,226)	10,147
Vehicles	17,185	(4,212)	12,973	20,293	(6,229)	14,064
Buildings	43,402	(17,352)	26,050	43,402	(16,475)	26,927
	267,318	(99,223)	168,095	269,138	(84,113)	185,025
Total property and equipment	11,741,711	(4,187,700)	7,554,011	11,315,668	(3,957,418)	7,358,250

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

16. Property and equipment, net -- Continued

c)     Guarantees

As of June 30, 2012 and December 31, 2011, the Company and its subsidiaries had collateralized some fixed assets items for some legal claims, as disclosed in the note 22 (h).

d) Capitalized borrowing costs

The amount of the borrowing costs capitalized consolidated for the six–month period ended June 30, 2012 was R$8,186 (R$27,076 in December 31, 2011). The rate used to determine the amount of borrowing costs eligible for capitalization was approximately 105,8% of CDI, corresponding to the effective interest rate of the Company’s borrowings.

e) Additions to property and equipment

	Parent Company		Consolidated
	06.30.2012	12.31.2011	06.30.2012	12.31.2011

Additions (i)	377,485	726,557	554,674	1,262,640
Financial Lease (ii)	-	50,239	2,656	101,318
Capitalized Interest	7,518	21,461	8,186	27,076

Total	385,003	798,257	565,516	1,391,034

(i) The additions made by the Company relate to the purchase of operating assets, acquisition of land and buildings for expansion of activities, building works for new stores and upgrading of existing distribution centers, stores reforms and investments in equipment and information technology; and

(ii) In the statements of cash flows were subtracted from asset additions made during the six-month ended June 30, 2012 totaling R$2,656  (R$101,318 in December 31, 2011), Parent Company and Consolidated, respectively, relating to acquisitions assets held through finance leases.

       f) Other information

As of June 30, 2012 the subsidiaries Via Varejo e NCB recorded in cost of goods sold and services provided the consolidated value of R$17,148 (R$13,561 as of June 30, 2011) referring to the depreciation of its fleet of trucks, machinery and buildings and installations in the distribution centers.

The Company has not identified items of its property and equipment that require a provision for impairment as of June 30, 2012.

The net transfer refers to software items that were write-off from property and equipment in progress to addition in intangible group.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

17.   Intangible assets

a)     Parent company:

	Balance as of:					Balance as of:
	12.31.2011	Additions	Amortization	Disposals	Transfers	06.30.2012

Goodwill - home appliance	183,781	-	-	-	-	183,781
Goodwill – retail	191,160	-	-	(300)	(8,580)	182,280
Commercial rights - retail	17,600	-	-	-	-	17,600
Software and implantation	447,895	3,473	(30,941)	-	53,810	474,237
	840,436	3,473	(30,941)	(300)	45,230	857,898

	Balances as of 06.30.2012			Balances as of 12.31.2011
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net

Goodwill - home appliance	183,781	-	183,781	183,781	-	183,781
Goodwill – retail	883,154	(700,874)	182,280	899,659	(708,499)	191,160
Commercial rights - retail	17,600	-	17,600	17,600	-	17,600
Software and implantation	747,446	(273,209)	474,237	690,180	(242,285)	447,895
	1,831,981	(974,083)	857,898	1,791,220	(950,784)	840,436

b)    Consolidated:

	Balance as of:						Balance as of:
	12.31.2011	Additions	Amortization	Acquisition of Subsidiary	Disposals	Transfers	06.30.2012

Goodwill – cash and carry	361,567	-	-	-	-	-	361,567
Goodwill – home appliance	296,664	-	-	-	-	(57)	296,607
Goodwill – retail	717,070	37,270	-	-	(300)	(8,582)	745,458
Brand– cash and carry	38,639	-	-	-	-	-	38,639
Brand – home appliance	2,015,218	41	-	-	-	-	2,015,259
Commercial rights – home appliance	613,484	-	(4,029)	-	(580)	-	608,875
Commercial rights - retail	17,600	-	-	-	-	-	17,600
Commercial rights - cash and carry	-	-	-	-	-	10,000	10,000
Customer relationship – home appliance	18,562	-	(3,141)	-	-	-	15,421
Advantageous furniture supply agreement – Bartira	134,932	-	(36,869)	-	-	-	98,063
Lease agreement –stores under advantageous condition – Nova casa Bahia	201,002	-	(25,932)	-	-	-	175,070
Fair Value of investment in Bartira	86,872	-	-	-	-	-	86,872
Software	524,623	30,300	(45,230)	1	(790)	53,962	562,866
Total Intangible	5,026,233	67,611	(115,201)	1	(1,670)	55,323	5,032,297

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

17.   Intangible assets -- Continued

b) Consolidated: -- Continued

	Balances as of 06.30.2012			Balances as of 12.31.2011
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net

Goodwill – cash and carry	371,008	(9,441)	361,567	371,008	(9,441)	361,567
Goodwill – home appliance	296,607	-	296,607	296,664	-	296,664
Goodwill – retail	1,846,897	(1,101,439)	745,458	1,826,132	(1,109,062)	717,070
Brand– cash and carry	38,639	-	38,639	38,639	-	38,639
Brand – home appliance	2,015,259	-	2,015,259	2,015,219	(1)	2,015,218
Commercial rights – home appliance	660,115	(51,240)	608,875	661,823	(48,339)	613,484
Commercial rights - retail	17,600	-	17,600	17,600	-	17,600
Commercial rights - cash and carry	10,000	-	10,000	-	-	-
Customer relationship – home appliance	34,268	(18,847)	15,421	34,268	(15,706)	18,562
Advantageous furniture supply agreement – Bartira	221,214	(123,151)	98,063	221,214	(86,282)	134,932
Lease agreement –stores under advantageous condition – Nova casa Bahia	256,103	(81,033)	175,070	256,103	(55,101)	201,002
Fair Value of investment in Bartira	86,872	-	86,872	86,872	-	86,872
Software	897,003	(334,137)	562,866	816,536	(291,913)	524,623
Total Intangible	6,751,585	(1,719,288)	5,032,297	6,642,078	(1,615,845)	5,026,233

b)    Impairment testing of goodwill and intangible assets --  Continued

The goodwill and intangible assets are annually tested for impairment as of December 31, 2011 and 2010 according to the method described in note 4 - Significant accounting policies.

As a result of the impairment tests conducted in 2011, and because no evidence of non-recovery in June 30, 2012, the Company does not recognize losses for impairment.

For the year ending December 31, 2012, Company’s Management will perform impairment tests for all goodwill and intangible assets recognized until this date.

d) Tradename

The value was subject to impairment tests through the income approach methodology - Relief Royalty, which consists in determining the value of an asset by measuring the present value of future benefits. Given the indefinite life of the tradename, it was considered to prepare the discounted cash flow the perpetual growth of 2.5%. The royalty rate used was 0.9%

      e) Right of use “Fundo de Comércio”

The funds were allocated to the CGU. The CGUs were tested with assets recoverability through the discounted cash flow as of December 31, 2011 and adjustments have not been indentified.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

17. Intangible assets -- Continued

f)   Other intangible assets

Software was tested for impairment observing the same criteria set for property and equipment.

Other intangible assets, whose useful life is indefinite, were submitted to impairment test according to the same calculation criteria used in goodwill, it is not necessary a provision for impairment.

         g) Useful life

The store lease agreements under advantageous conditions (10 years), furniture supply agreement under condition (3 years) and customer relationship (5 to 7 years).

18.   Loans and financings

a)     Breakdown of debt

	Parent Company		Consolidated
	06.30.2012	12.31.2011	06.30.2012	12.31.2011
Debentures (i)
Debentures	683,729	506,122	798,019	506,122
Swap contracts (c), (g)	(300)	68	(300)	68
Funding cost	(4,870)	(4,346)	(5,468)	(4,346)
	678,559	501,844	792,251	501,844
Local currency
BNDES (e)	106,825	109,224	132,191	152,629
IBM	-	-	6,801	6,815
Working capital (c)	383,496	38,065	712,136	126,892
Consume finance – CDCI (c) (d)	-	-	2,227,305	2,263,122
PAFIDC (note 10)	-	-	-	1,235,901
Financial leasing (note 23)	54,182	55,800	73,807	81,643
Swap contracts (c), (g)	(15,690)	(882)	(31,400)	(882)
Funding cost	(7,279)	(6,424)	(8,837)	(8,670)
Other	-	-	-	2,379
	521,534	195,783	3,112,003	3,859,829
Foreign currency
Working capital (c)	572,131	15,546	695,299	537,023
Swap contracts (c), (g)	(3,895)	(197)	893	19,163
Funding cost	(278)	(298)	(278)	(361)
	567,958	15,051	695,914	555,825
Total current	1,768,051	712,678	4,600,168	4,917,498

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

18.   Loans and financings—Continued

a)     Breakdown of debt—Continued

	Parent Company		Consolidated
	06.30.2012	12.31.2011	06.30.2012	12.31.2011
Debentures (i)
Debentures	3,020,591	2,145,886	3,822,997	2,145,886
Funding cost	(8,248)	(8,368)	(9,305)	(8,368)
	3,012,343	2,137,518	3,813,692	2,137,518
Local currency
BNDES (e)	313,939	375,560	338,337	405,515
IBM	-	-	1,700	5,112
Working capital (c)	1,184,544	1,098,730	1,184,544	1,406,575
Consume finance – CDCI (c) (d)	-	-	115,853	129,300
PAFIDC and Globex FIDCs	-	-	2,437,137	1,184,522
Financial leasing (note 23)	129,583	152,344	162,464	194,788
Swap contracts (c), (g)	(35,046)	(17,129)	(35,046)	(25,779)
Funding cost	(9,006)	(7,244)	(9,033)	(7,780)
	1,584,014	1,602,261	4,195,956	3,292,253

Foreign currency
Working capital (c)	199,443	716,621	244,199	832,657
Swap contracts (c), (g)	(38,151)	(26,729)	(42,995)	(21,399)
Funding cost	-	(129)	-	(129)
	161,292	689,763	201,204	811,129

Total noncurrent	4,757,649	4,429,542	8,210,852	6,240,900

Total	6,525,700	5,142,220	12,811,020	11,158,398

b)    Noncurrent maturity

Year	Parent Company	Consolidated
2013	326,258	1,707,868
2014	1,693,966	1,962,148
2015	2,273,742	2,876,523
2016	109,437	1,303,659
After 2016	371,500	378,992
Subtotal	4,774,903	8,229,190

Funding cost	(17,254)	(18,338)

Total	4,757,649	8,210,852

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

18.   Loans and financings

c)     Financing of working capital, swap and funding for consumer intervention

		Parent Company		Consolidated
Debt	Rate*	06.30.2012	12.31.2011	06.30.2012	12.31.2011
Local currency
Banco do Brasil	11.97% per year	883,278	809,769	1,211,918	1,856,869
Banco do Brasil	106.4% CDI	341,841	327,026	1,277,645	327,026
Bradesco	110.92% CDI	-	-	1,029,368	1,041,287
Santander	105.7% CDI	-	-	-	88,830
Safra	110.8% CDI	342,921	-	720,907	611,877
Safra	-	-	-	-	-
		1,568,040	1,136,795	4,239,838	3,925,889
Current		383,496	38,065	2,939,441	2,390,014
Noncurrent		1,184,544	1,098,730	1,300,397	1,535,875

Foreign currency
Citibank	Libor + 1.45% per year	-	-	45,152	-
Itaú BBA	US$ + 3.19% per year	561,912	536,100	561,913	536,100
Banco do Brasil	3.94% per year e 2.25% per year	-	-	-	317,373
Bradesco	2.68% per year e 3.94% per year	-	-	-	115,017
Santander	US$ + 4.49% per year	2,451	203	125,222	116,239
ABN AMRO	US$ + 4.9% per year	-	-	-	89,087
HSBC	US$ + 2.43% per year	207,211	195,864	207,211	195,864
		771,574	732,167	939,498	1,369,680
Current		572,131	15,546	695,299	537,023
Noncurrent		199,443	716,621	244,199	832,657

Swap contracts
Citibank	105.0% of CDI	-	-	(3,918)	-
Itaú BBA	101.32% of CDI	(12,459)	(901)	(12,459)	(901)
Banco do Brasil	103.13% of CDI	(50,736)	(18,011)	(66,446)	(15,681)
Bradesco	103.9% of CDI	-	-	-	(4,348)
Santander	110.7% of CDI	-	-	3,862	18,058
ABN AMRO	104.96% of CDI	(300)	68	(300)	68
HSBC	99.11% of CDI	(29,587)	(26,025)	(29,587)	(26,025)
		(93,082)	(44,869)	(108,848)	(28,829)
Current		(19,885)	(1,011)	(30,807)	18,349
Noncurrent		(73,197)	(43,858)	(78,041)	(47,178)

		2,246,532	1,824,093	5,070,488	5,266,740

         * Weighted average rate.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

18.   Loans and financings -- Continued

c) Financing of working capital, swap and funding for consumer intervention -- Continued

The funds to finance working capital are raised with local financial institutions, denominated in local or foreign currencies. Main operations classified into this item are working capital financing.

d) Consumer finance - CDCI

The operations of consumer finance correspond to the financing of credit sales to customers of subsidiary NCB, through a financial institution. Sales can be paid in up to 24 months and the average financial costs are charged 110.91% of CDI. For such contracts, NCB retains substantially all the risks and benefits linked to loans financed with financial institutions secured by promissory notes issued by subsidiary and by assignment of receivables

e) BNDES

The line of credit agreements denominated in Brazilian reais, with the Brazilian Development Bank (BNDES), are subject to the indexation based on the TJLP rate (long-term rate), increased rates of pay and cost of funding, to reflect it in the BNDES’ funding portfolio. Financing is paid in monthly installments after a grace period, as mentioned in the table below.

The Company cannot offer any assets as collateral for loans to other parties without the prior authorization of BNDES and it must comply with certain financial ratios, calculated based on the consolidated balance sheet, as follows: (i) maintenance of a capitalization ratio (shareholders' equity/total assets) equal to or in excess of 0.30 and (ii) EBITDA/Net debt equal to or greater than 0.35. The Company controls and monitors these indexes.

As of June 30, 2012, the Company was in compliant with the aforementioned clauses.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

18. Loans and financings- Continued

e)  BNDES -- Continued

			Parent Company		Consolidated
Annual financial charges	Number of monthly installments	Maturity	06.30.2012	12.31.2011	06.30.2012	12.31.2011

TJLP + 3.2%	46	Nov/12	13,763	30,285	13,763	30,285
TJLP + 2.7%	46	Nov/12	1,988	4,375	1,988	4,375
TJLP + 3.6%	60	Dec/16	369,200	410,327	369,200	410,327
4.5% per year	60	Dec/16	35,813	39,797	35,813	39,797
TJLP + 2.3%	48	Jun/13	-	-	2,751	4,127
TJLP + 2.3%	48	May/12	-	-	-	2,112
TJLP + 1.9% per year	30	Jun/14	-	-	22,583	28,234
7% per year	24	Oct/12	-	-	6,674	16,687
TJLP + 3.5% per year + 1% per year	30	Jun/14	-	-	9,682	12,105
TJLP + 1.9% per year + 1% a per year	30	Jun/14	-	-	8,074	10,095
			420,764	484,784	470,528	558,144

Current			106,825	109,224	132,191	152,629
Noncurrent			313,939	375,560	338,337	405,515

f)    Guarantees

The Company signed promissory notes and letters of guarantee in the loans and financings took out with BNDES and IBM.

g)      Swap contracts

The Company uses swap operations to exchange liabilities denominated in U.S. dollars and fixed interest rates with Real pegged to CDI floating interest rates. The Company contracts swap operations with the same counterparty, currency and interest rates. All these transactions are classified as hedge accounting, as disclosed in note 19. The CDI annual benchmark rate at June 30, 2012 was 10.61% (11.60% as of December 31, 2011).

h)      Redeemable PAFIDC and Globex FIDC quotas

As per CPC 38 (IAS 39), the Company records the amounts related to the senior quotas as “Loans and financing”.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

18.   Loans and financings - Continued

i)  Debentures

					Parent Company		Consolidated
	Type	Outstanding debentures	Annual financial charges	Unit price	06.30.2012	12.31.2011	06.30.2012	12.31.2011

Parent Company
6th Issue – 1st Series - GPA	No preference	54,000	CDI + 0.5%	3,360	185,484	373,529	185,484	373,529
6th Issue – 2ndSeries - GPA	No preference	23,965	CDI + 0.5%	3,360	82,317	165,771	82,317	165,771
6th issue – 1st and 2nd Series – GPA	Interest rate swap	-	104.96% CDI	3,360	(300)	68	(300)	68
8th Issue – 1st Series - GPA	No preference	500	109.5% of CDI	1,287,212	658,346	626,706	658,346	626,706
9th Issue – 1st Series – GPA	No preference	610	107.7% CDI	1,153,831	719,696	685,647	719,696	685,647
10th Issue – 1st Series- GPA	No preference	80,000	108.5% CDI	10,272	840,385	800,355	840,385	800,355
11st Issue – 1st Series- GPA	No preference	120,000	CDI + 1%	10	1,218,092	-	1,218,093	-
Subsidiaries
3rd Issue – 1st Series – Via Varejo	No preference	40,000	CDI + 1%	10,177	-	-	416,592	-
1st Issue – 1st Series – Nova Pontocom	No preference	100,000	105.35% CDI	1	-	-	100,104	-
1st Issue – 1st Series – NCB	No preference	20,000	CDI +0.72%	10	-	-	200,000	-
1st Issue – 2nd Series – NCB	No preference	20,000	CDI + 0.72%	10	-	-	200,000	-

Funding fees					(13,118)	(12,714)	(14,774)	(12,714)
					3,690,902	2,639,362	4,605,943	2,639,362
Current					678,559	501,844	792,251	501,844
Noncurrent					3,012,343	2,137,518	3,813,692	2,137,518

(i)     Breakdown of outstanding debentures

	Number of debentures	Amount

At 12.31.2011	159,075	2,639,362

3rd Issue of Debentures	40,000	402,406
11th Issue of Debentures	120,000	1,200,894
1st Issue – 1st Series – Nova Pontocom	100,000	100,104
1st Issue – 1st Series – NCB	20,000	200,000
1st Issue – 2nd Series – NCB	20,000	200,000
Interest accrued and swap	-	152,081
Amortization	-	(288,904)
At 06.30.2012	459,075	4,605,943

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

18.   Loans and financings- Continued

i)   Debentures — Continued

(i)   Additional information – Parent Company

Data
Description	6th issue	8th issue	9th issue	10th issue	11th issue

On March 27, 2007, the Company’s Board of Directors approved the issue of 77,965 debentures, corresponding to the total amount of R$ 779,650. The debentures issued within the scope of the 6th issue have the following characteristics:

On December 4, 2009, the Company’s Board of Directors approved the issue of a restricted offering of 500 non-convertible debentures, in the total amount of R$500,000. The debentures issued within the scope of the 8th issue have the following characteristics:

On December15, 2010, the Company’s Board of Directors approved the issue and the restricted offering of 610 non-convertible debentures, in the total amount of R$610,000. The debentures issued within the scope of the 9th issue have the following characteristics:

On December 14, 2011, the Company’s Board of Directors approved the issue and the restricted offering of 80,000 non-convertible debentures, in the total amount of R$800,000. The debentures issued within the scope of the 10th issue have the following characteristics:

On April 11, 2012, the Company’s Board of Directors approved the issue and the restricted offering of 120,000 non-convertible debentures, in the total amount of R$1,200,000. The debentures issued within the scope of the 11th issue have the following characteristics:

Series:	Two series: 54,000 and 23,965 debentures were issued in the first and second series, respectively.	Single.	Single.	Single.	Single.

Class and Convertibility:	Registered, book-entry, unsecured, not converted into shares issued by the Company.	Registered, book-entry and without issuing share certificates. The debentures are not converted into shares issued by the Company.	Registered, book-entry and without issuing share certificates. The debentures are not converted into shares issued by the Company.	Registered, book-entry and without issuing share certificates. The debentures are not converted into shares issued by the Company.	Registered, book-entry and without issuing share certificates. The debentures are not converted into shares issued by the Company.

Guarantee:	Unsecured	Unsecured	Unsecured	Unsecured	Unsecured

Issue date:	March 1, 2007.	December 15, 2009.	January 5, 2011.	December 29, 2011.	May 02, 2012.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

18.   Loans and financings - Continued

i)   Debentures — Continued

(i)             Additional information- Parent Company— Continued

Data
Description	6th issue	8th issue	9th issue	10th issue	11th issue
Term and maturity:	72 (seventy-two) months from the date of issuance, therefore maturing on March 1, 2013.	60 (sixty) months as of the issue date, thus maturing at December 15, 2014.	36 (thirty six) months as of the issue date, thus maturing on January 5, 2014.	42 (forty two) months as of the issue date, thus maturing on June 29, 2015.	42 (forty two) months as of the issue date, thus maturing on November 02, 2015.

Remuneration:

Daily average rate of one-day Certificates Interbank Deposits (CDI), known as “over extra group,” expressed as annual percentage, based on a year of 252 days, calculated and disclosed by CETIP – Clearing House for the Custody and Financial Settlement of Securities, plus annual spread of 0.5%, of principal, due half-yearly, as of the issue date, always at March and September 1 every year.

109.5% average daily rates of one-day Certificates Interbank Deposits (CDI) , known as “over extra group,” expressed as annual percentage, based on a year of 252 days, calculated and published by CETIP. The Remuneration will be paid as of the thirty-sixth (36th) month after the issue date, on the following dates: (i) December 15, 2012; (ii) June 15, 2013; (iii) December 15, 2013; (iv) June 15, 2014; and (v) on the Maturity Date, December 15, 2014.

107.75% of average daily rates of one-day Certificates Interbank Deposits (CDI), known as “over extra group,” expressed as a percentage per annum, based on a year of 252 days, daily calculated and published by CETIP.

108.5% of average daily rates of one-day Certificates Interbank Deposits (CDI), known as “over extra group,” expressed as a percentage per annum, based on a year of 252 days, daily calculated and published by CETIP.

Daily average rate of one-day Certificates Interbank Deposits (CDI), known as “over extra group,” expressed as annual percentage, based on a year of 252 days, calculated and disclosed by CETIP – Clearing House for the Custody and Financial Settlement of Securities, plus annual spread of 1%, of principal, due half-yearly, as of the issue date, always at May 02 and November 02 every year.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

18.   Loans and financings- Continued

i)   Debentures — Continued

(i)             Additional information- Parent Company— Continued

Data
Description	6th issue	8th issue	9th issue	10th issue	11th issue
Amortization:	To be amortized in three (3) annual installments: March 1, 2011, March 1, 2012, and March 1, 2013. At each amortization payment date, 25,988 debentures will be paid.

The unit face value of the debentures will be amortized on the following dates: (i) December 15, 2012; (ii) June 15, 2013; (iii) December 15, 2013; (iv) June 15, 2014; and (v) on maturity date, December 15, 2014. On each date, one fifth (1/5) of the unit face value of the debentures (R$1,000,000) will be paid.

The unit face value of debentures will not be partially amortized throughout the effectiveness term of contract. The unit face value of each debenture will be fully and exclusively paid on the maturity date.

The unit face value of debentures will be amortized in a lump sum on the maturity date.

The remuneration will be paid annually on the following dates: (i) December 29, 2012; (ii) December 29, 2013; (iii) December 29, 2014; and (iv) June 29, 2015.

Amortization in a lump sum on the maturity date.

The remuneration will be paid annually on the following dates: (i) November 2, 2012; (ii) May 02, 2013; (iii) November 2, 2013; (iv) May 2, 2014; (v) November 2, 2014; (vi) May 02, 2015; and (vii) November 02, 2015.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

18.   Loans and financings- Continued

i)   Debentures — Continued

(i)   Additional information- Parent Company— Continued

Data
Description	6th issue	8th issue	9th issue	10th issue	11th issue
Early redemption

As of the 18th month after the issue date, the Company may fully or partially redeem in advance the debentures by paying (i) the Unit Face Value plus Remuneration, calculated on a “pro rata temporis” basis, as of the issue date or the last date of payment of the Remuneration, where applicable, until the date of its effective payment; or (ii) reimbursement of premium corresponding to, at most, 1.5%, calculated on a “pro rata temporis” basis, decreasing over time. The partial redemption, if applicable, may occur through a draw, pursuant to Paragraph 1 of Article 55 of Law 6,404 of December 15, 1976 (“Brazilian Corporation Law”) and other applicable rules.

		The Company is entitled to early redemption at any time, at its exclusive discretion, pursuant to the conditions established in the deed of issue.	The Company is entitled to early redemption at any time, at its exclusive discretion, pursuant to the conditions established in the deed of issue.	The Company is entitled to early redemption at any time, at its exclusive discretion, pursuant to the conditions established in the deed of issue.	The Company is entitled to early redemption at any time from 24 (twenty-fourth) months from the date of issue, at its discretion pursuant to the conditions established in the deed of issue.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

18.   Loans and financings- Continued

i)   Debentures — Continued

(i)   Additional information- Parent Company— Continued

Data
Description	6th issue	8th issue	9th issue	10th issue	11th issue
Financial ratios:

Calculated based on the Company’s consolidated financial statements in BR GAAP: (i) net debt (debt less cash equivalents and accounts receivable) not exceeding the shareholders’ equity; (ii) consolidated net debt/EBITDA ratio, lower or equal to 3.25. As of June 30, 2012 the Company was in full compliance with all these ratios.

Calculated based on the Company’s consolidated financial statements prepared under BR GAAP: (i) net debt (debt less cash equivalents and accounts receivable) not exceeding the shareholders’ equity; (ii) consolidated net debt/EBITDA ratio, lower or equal to 3.25. As of June 30, 2012, the Company was in full compliance with all these ratios.

Calculated based on the Company’s consolidated financial statements prepared in BR GAAP: (i) net debt (debt less cash equivalents and accounts receivable) not exceeding the shareholders’ equity; (ii) consolidated net debt/EBITDA ratio, lower or equal to 3.25. As of June 30, 2012, the Company was in full compliance with all these ratios.

Calculated based on the Company’s consolidated financial statements prepared in BR GAAP: (i) net debt (debt less cash equivalents and accounts receivable) not exceeding the shareholders’ equity; (ii) consolidated net debt/EBITDA ratio, lower or equal to 3.25. As of June 30, 2012, the Company was in full compliance with all these ratios.

Calculated based on the Company’s consolidated financial statements prepared in BR GAAP: (i) net debt (debt less cash equivalents and accounts receivable) not exceeding the shareholders’ equity; (ii) consolidated net debt/EBITDA ratio, lower or equal to 3.25. As of June 30, 2012, the Company was in full compliance with all these ratios.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

18. Loans and financings- Continued

i)   Debentures — Continued

(ii)  Additional information- Parent Company— Continued

Data
Description	6th issue	8th issue	9th issue	10th issue	11th issue
Utilization of funds:	The funds raised through the series of the 6th issue of debentures will be used by the Company to strengthen working capital and to pay current debt.	The funds raised through the 8th issue of debentures shall be used by the Company to maintain its cash strategy and to strengthen its working capital.	Funds raised by means of the 9thissue shall be used by the Company to maintain its cash strategy and strengthen its working capital.	Funds raised by means of the 10thissue shall be used by the Company to maturity of the debt.	Funds raised by means of the 11thissue shall be used by the Company to maturity of the debt.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

18. Loans and financings- Continued

i)   Debentures — Continued

(ii) Additional information — Subsidiaries

Data
Description	3rd issue - Via Varejo	1st issue – Nova Pontocom	1st issue – Nova Casa Bahia

On January 27, 2012, the Company’s Board of Directors approved the issue of 40,000 debentures, in the total amount of R$402,406. The debentures issued within the scope of the 3th issue have the following characteristics:

On April 12, 2012, at Extraordinary General Meeting of Nova Pontocom approved the issue of 100,000 debentures, in the total amount of R$100,104. The debentures issued within the scope of the 1st issue have the following characteristics:

On June 14, 2012, at Extraordinary General Meeting of Nova Casa Bahia approved the issue of 40,000 debentures, in the total amount of R$400,000. The debentures issued within the scope of the 1st issue have the following characteristics:

Series:	Single.	Single.	1st and 2nd.

Class and convertibility:	Not convertible into shares issued by the Company.	Not convertible into shares issued by the Company, or Nova Pontocom.	Not convertible into shares issued by the Company, or Nova Casa Bahia.

Guarantee :	Guaranteed by Companhia Brasileira de Distribuição	Guaranteed by Companhia Brasileira de Distribuição	Guaranteed by Companhia Brasileira de Distribuição

Issue date:	February 17, 2012.	April 25,2012	June 29, 2012

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

18.   Loans and financings - Continued

i)   Debentures — Continued

(ii)            Additional information— Subsidiaries— Continued

Data
Description	3rd issue - Via Varejo	1st issue – Nova Pontocom	1st issue – Nova Casa Bahia
Term and maturity:	42 (forty two) months, thus maturing on July 30, 2015.	12 (twelve) months, thus maturing on April 25, 2013.	1st issue – 30 (thirty) months, thus maturing on December 29, 2014. 2nd issue – 31 (thirty one) months, thus maturing on January 29, 2015.

Remuneration:

Daily average rate of one-day Certificates Interbank Deposits (DI), known as “over extra group,” expressed as annual percentage, based on a year of 252 days, calculated and disclosed by CETIP – Clearing House for the Custody and Financial Settlement of Securities, plus annual spread of 1.0%, of principal, due half-yearly, as of the issue date, always at January and July 30 every year.

Daily average rate of one-day Certificates Interbank Deposits (DI), known as “over extra group,” expressed as annual percentage, based on a year of 252 days, calculated and disclosed by CETIP – Clearing House for the Custody and Financial Settlement of Securities. The remuneration is 105.35% of CDI.

Daily average rate of one-day Certificates Interbank Deposits (DI), known as “over extra group,” expressed as annual percentage, based on a year of 252 days, calculated and disclosed by CETIP – Clearing House for the Custody and Financial Settlement of Securities, plus annual spread of 0.72%, of principal, due half-yearly, as of the issue date, always at December and June 29 every year, with the exception of the last installment of the 2nd series maturing on January 29,2015.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

18.   Loans and financings- Continued

i)   Debentures — Continued

(ii)            Additional information— Subsidiaries— Continued

Data
Description	3rd issue - Via Varejo	1st issue – Nova Pontocom	1st issue – Nova Casa Bahia
Amortization:	42 (forty two) months, thus maturing on July 30, 2015.	Amortization in a lump sum on the maturity date (April 25, 2013).	1st series - Amortization in a lump sum on the maturity date (December 29, 2014). 2nd series - Amortization in a lump sum on the maturity date (January 29, 2015).
Early redemption

As of the 18th month after the issue date, the Via Varejo may fully redeem in advance the debentures by paying the Unit Face Value, plus: (a) Remuneration, calculated on a “pro rata temporis” basis, since issue date until the date of its effective payment; and (b) premium corresponding to 0.5%, calculated on Unit Face Value plus the Remuneration appropriate based on the remaining term of the Debentures.

		Nova Pontocom may not redeem the debentures in advance.	NCB may not redeem the debentures in advance.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

18.   Loans and financings- Continued

i)   Debentures — Continued

(iii) Additional information— Subsidiaries— Continued

Data
Description	3rd issue - Via Varejo	1st issue – Nova Pontocom	1st issue – Nova Casa Bahia
Financial ratios:	Calculated based on the Company’s consolidated financial statements in BR GAAP: (i) net debt (debt less cash equivalents and accounts receivable) not exceeding the shareholders’ equity; (ii) consolidated net debt/EBITDA ratio, lower or equal to 3.25.	-

Calculated based on the Company’s consolidated financial statements in BR GAAP: (i) net debt (debt less cash equivalents and accounts receivable with discount of 1.5%) not exceeding the shareholders’ equity; (ii) consolidated net debt/EBITDA ratio, lower or equal to 3.25.

Utilization of funds:	The funds raised through the series of the 3rd issue of debentures will be used by the Company to strengthen working capital and lengthening the debt profile.	The funds raised through the series of the 1st issue of debentures will be used by the Company to lengthening the debt profile.	The funds raised through the series of the 1st issue of debentures will be used by the Company to strengthen working capital and lengthening the debt profile.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

19.   Financial instruments

The Company uses financial instruments only for protection limited to 100% of the risk.  The derivative transactions have the exclusively objective of reducing the exposure to the foreign currency fluctuation and interest rate, and to maintain a balanced capital structure.

The main financial instruments and their amounts recorded in the quarterly financial information by category, are as follows:

	Parent Company
	Carrying amount		Fair value
	06.30.2012	12.31.2011	06.30.2012	12.31.2011

Financial assets:
Loans and receivables (including cash)
Cash and cash equivalents	2,688,426	2,328,783	2,688,426	2,328,783
Accounts Receivable	617,584	791,538	617,584	791,538
Securitization fund shares	127,651	124,276	127,651	124,276
Related parties, assets	1,610,881	1,139,687	1,610,881	1,139,687
Financial liabilities:
Amortized cost
Related parties, liabilities	(180,990)	(184,928)	(180,990)	(184,928)
Trade accounts payable	(1,855,912)	(2,526,912)	(1,855,912)	(2,526,912)
Debentures	(3,690,902)	(2,639,362)	(3,687,428)	(2,641,113)
Loans and financing	(1,289,291)	(1,034,769)	(1,423,447)	(1,205,061)
Accounting for hedging – fair value through income
Loans and financing	(1,545,507)	(1,468,089)	(1,545,507)	(1,468,089)
Net exposure	(3,518,060)	(3,469,776)	(3,648,742)	(3,641,819)

	Consolidated
	Carrying amount		Fair value
	06.30.2012	12.31.2011	06.30.2012	12.31.2011

Financial assets:
Loans and receivables (including cash)
Cash and cash equivalents	5,473,383	4,969,955	5,473,383	4,969,955
Accounts Receivable	5,579,073	5,993,341	5,582,665	5,998,354
Related parties, assets	146,351	133,584	146,351	133,584
Financial liabilities:
Amortized cost
Related parties, liabilities	(52,145)	(86,036)	(52,145)	(86,036)
Trade accounts payable	(4,569,706)	(6,220,599)	(4,569,706)	(6,220,599)
Debentures	(4,605,943)	(2,639,362)	(4,661,399)	(2,641,113)
Option to put/call	355,387	304,339	355,387	304,339
Loans and financing	(4,789,126)	(4,903,639)	(4,978,739)	(5,110,360)
Accounting for hedging – fair value through income
Loans and financing	(3,415,951)	(3,615,397)	(3,415,951)	(3,615,397)
Net exposure	(5,878,677)	(6,063,814)	(6,120,154)	(6,267,273)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

19.   Financial instruments – Continued

The fair value of other financial instruments described in Note 19 (b) is a proxy of the book value based on the payments stream agreed. The classification of assets and liabilities at fair value are described in note 19 (c).

a)   Considerations on risk factors that may affect the business of the Company and its subsidiaries

The Company adopts risk control policies and procedures, as outlined below:

(i)  Credit risk

•  Cash and cash equivalents: in order to minimize credit risk of these investments, the Company adopts policies restricting the marketable securities to be allocated in a single financial institutions, also taking into consideration monetary limits and financial institution evaluations, which are continuously updated (See Note 7).

•  Accounts receivable: the Company sells directly to individual customers through post-dated checks, in a very small portion of sales, 0.07% as of June 30, 2012 (0.09% as of December 31, 2011).

•  The Company also has counterparty risk related to the derivative instruments; such risk is mitigated by the Company’s policy of carrying out transactions with major financial institutions.

•  Credit card and/or meal ticket sales are substantially transferred to PAFIDC and Globex FIDC, the risk of which is related and limited to the amount of subordinated quotas held by the Company (See note 10).

(ii) Interest rate risk

The Company and its subsidiaries raise loans and financings with main financial institutions in order to deal with cash needs for investments and growth. As a result, the Company and its subsidiaries are exposed to relevant interest rates fluctuation risk, especially in view of derivatives liabilities (foreign currency exposure hedge) and CDI-pegged debt. The balance of cash and cash equivalents, indexed to CDI, partially offsets this effect.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

19.   Financial instruments – Continued

a)   Considerations on risk factors that may affect the business of the Company and its subsidiaries - Continued

(iii) Exchange rate risk

The Company and its subsidiaries are exposed to exchange rate fluctuations, which may increase outstanding balances of foreign currency-denominated loans. The Company and its subsidiaries use derivatives, such as swaps, to hedge against the exchange variation deriving from foreign currency denominated loans..

(iv) Capital risk management

The main objective of the Company’s capital management is to ensure that the Company sustains its credit rating and a well-defined equity ratio, so that to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments taking into account changes in the economic conditions.

There were no changes as to objectives, policies or processes during the period of six-month ended June 30, 2012.

	Parent Company		Consolidated
	06.30.2012	12.31.2011	06.30.2012	12.31.2011
Loans and financings	6,525,700	5,142,220	12,811,020	11,158,398
(-) Cash and cash equivalents	(2,688,426)	(2,328,783)	(5,473,383)	(4,969,955)
Net debt	3,837,274	2,813,437	7,337,637	6,188,443

Shareholders’ equity	8,051,041	7,625,273	10,506,778	10,094,425

Shareholders’ equity and net debt	11,888,315	10,438,710	17,844,415	16,282,868

(v)    Liquidity management risk

The Company manages liquidity risk through the daily follow-up of cash flows, control of financial assets and liabilities maturities and a close relationship with main financial institutions.

The table below summarizes the maturity profile of financial liabilities of the Company on June 30, 2012 and December 31, 2011:

a) Parent Company:

	Parent Company
	Up to 1 year	1 – 5 years	More than 5 years	Total
Loans and financings	92,100	2,828,530	-	2,920,630
Debentures	582,255	2,770,133	-	3,352,388
Derivatives	355	70,562	-	70,917
Leasing	55,800	118,000	34,100	207,900
At 12.31.2011	730,510	5,787,225	34,100	6,551,835

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

19. Financial instruments – Continued

a)     Considerations on risk factors that may affect the business of the Company and its subsidiaries - Continued

(v)   Liquidity management risk – Continued

a)   Parent Company: -- Continued

	Parent Company
	Up to 1 year	1 – 5 years	More than 5 years	Total
Loans and financings	1,030,787	2,014,807	151,804	3,197,398
Debentures	860,630	3,601,970	-	4,462,600
Derivatives	(20,950)	(79,070)	-	(100,020)
Leasing	42,129	104,864	53,460	200,453
At 06.30.2012	1,912,596	5,642,571	205,264	7,760,431

                   b)    Consolidated:

	Consolidated
	Up to 1 year	1 – 5 years	More than 5 years	Total
Loans and financings	3,248,159	3,478,612	-	6,726,771
Debentures	582,255	2,770,133	-	3,352,388
Derivatives	27,573	66,634	-	94,207
Leasing	88,847	158,140	41,800	288,787
At 12.31.2011	3,946,834	6,473,519	41,800	10,462,153

	Consolidated
	Up to 1 year	1 – 5 years	More than 5 years	Total
Loans and financings	3,749,213	3,561,050	151,804	7,462,067
Debentures	911,845	4,675,894	-	5,587,739
Derivatives	(33,095)	(81,214)	-	(114,309)
Leasing	63,196	135,739	59,109	258,044
At 06.30.2012	4,691,159	8,291,469	210,913	13,193,541

(vi)    Derivative financial instruments

Few swap operations are classified as fair value hedge, whose objective is to hedge against foreign exchange exposure (U.S. dollars) and fixed interest rates, converting the debt into domestic interest rates and currency.

These contracts amount to R$1,716,483 at June 30, 2012 (R$2,057,826 in December 31, 2011). These operations are usually contracted under the same terms of amounts, maturities and fees, and preferably are carried out with the same financial institution, observing the limits set by Management.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

19. Financial instruments – Continued

a) Considerations on risk factors that may affect the business of the Company and its subsidiaries - Continued

(vi)     Derivative financial instruments – Continued

The Company’s derivatives contracted before December 31, 2008, are  measured at fair value through income statement, including: (i) swap agreements of foreign currency debts (U.S. dollars), to convert from fixed interest rates and foreign currencies to Brazilian Reais and domestic variable interest rates (CDI). These agreements amounted to a notional amount of R$259,883 as of June 30, 2012 (R$607,184 as of December 31, 2011) and (ii) The remaining swap agreements are primarily related to debentures and BNDES loans, exchanging variable domestic interest rates plus fixed interest rates with variable interest rates (CDI).

According to the Company’s treasury policies, swap caps, margins, as well as return clauses, double index, flexible options or any other types of transactions different from traditional swap operations to hedge against debts, including for speculative purposes.

The Company’s internal controls were designed so that to ensure that transactions are conducted in compliance with this treasury policy.

The Company calculates the effectiveness of debts designated as hedge accounting on inception date and on continuing basis. Hedges designated transactions contracted in the six- month period ended June 30, 2012 were effective in relation to the covered risk. For derivative transactions qualified as hedge accounting, according to CPC 38(IAS 39), the debt is also adjusted at fair value.

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Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

19.   Financial instruments – continued

a)   Considerations on risk factors that may affect the business of the Company and its subsidiaries - Continued

(vi)    Derivative financial instruments - Continued

		Consolidated
		Notional Value		Fair Value
		06.30.2012	12.31.2011	06.30.2012	12.31.2011
Fair value hedge
Purpose of hedge (debt)		1,716,483	2,057,826	2,151,811	2,398,836

Long position
Pre-fixed rate	11.97% p.a.	935,225	685,000	1,207,583	810,335
USD + Fixed	3.11% p.a.	781,258	1,372,826	953,313	1,604,792
		1,716,483	2,057,826	2,160,896	2,415,127
Short position
	CDI 102.24% p.a.	(1,716,483)	(2,057,826)	(2,052,348)	(2,373,503)
Net position		-	-	108,548	41,624

		Consolidated
		Notional Value		Fair Value
		06.30.2012	12.31.2011	06.30.2012	12.31.2011
Swap agreements measured by fair value through income statement
Long position
USD + Fixed	5.92% p.a.	-	67,884	-	89,474
CDI + Fixed	100% CDI + 0.05% p.a.	259,883	539,300	268,645	540,987
		259,883	607,184	268,645	630,461

Short position	CDI	(259,883)	(607,184)	(268,345)	(643,191)
Swap net position		-	-	300	(12,730)

Total swap net position			-	108,848	28,894

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Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

19.   Financial instruments – Continued

a)   Considerations on risk factors that may affect the business of the Company and its subsidiaries - Continued

(vi)     Derivative financial instruments - Continued

Realized and unrealized gains and losses over these contracts during the period of six-month ended as of June 30, 2012 are recorded in the net financial result and balance payable by fair value is R$108,848 (R$28,894 as of December 31, 2011) and recorded under “Loans and financings”.

Fair value hedge effects in the income for the six-month period ended June 30, 2012 were R$23,161 of loss, (R$66,293 of loss as of June 31, 2011).

(vii)   Fair values of derivative financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

Fair values are calculated by projecting the future cash flows of operations, using the curves of CDI and discounting them to present value, using CDI market rates for swaps both disclosed by BM&F Bovespa.

Fair values of swaps – the exchange of the dollar plus fixed coupon rate for a CDI rate was obtained by  currency coupon curves. In order to calculate the coupon of foreign currency indexed-positions, the straight line convention - 360 consecutive days was adopted and to calculate the coupon of CDI indexed-positions the exponential convention - 252 business days was adopted.

b)  Sensitivity analysis of financial instruments

Listed companies must disclose an illustrative chart of sensitivity analysis, for each type of market risk deemed as relevant by Management, to which the entity is exposed at the closing date of each period.

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Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

19.   Financial instruments – Continued

b)   Sensitivity analysis of financial instruments - Continued

In compliance with the aforementioned paragraph, according to the Management’s assessment the most probable scenario is what the market has been estimating through market curves (currency and interest rates) of BM&FBovespa, on the maturity dates of each operations. Therefore, in the probable  scenario, there is no impact on the fair value of financial instruments already mentioned above. For scenarios II and III, for the sensitivity analysis effect, a deterioration of 25% and 50% was taken into account, respectively, on risk variables, up to the maturity date of financial instruments.

In order to calculate the fair value, debts and swaps are measured through rates disclosed in the financial market and projected up to their maturity date. The discount rate calculated through the interpolation method of foreign currency-denominated loans is developed through DDI curves, Clean Cupom and DI x Yen, indexes disclosed by BM&FBovespa (Securities, Commodities and Futures Exchange), and DI curve is used in domestic currency-denominated loans, an index published by CETIP and calculated through the exponential interpolation method.

In case of derivatives (aiming at hedging the financial debt),changes in scenarios are accompanied by respective hedges, indicating effects are not significant, see item b(ii).

The Company disclosed the net exposure of the derivatives financial instruments, corresponding financial instruments and certain financial instruments in the sensitivity analysis chart below, for each of the scenarios mentioned:

(i)     Fair value hedge (at maturity dates)

		Market projection
Operations	Risk	Scenario I	Scenario II	Scenario III

Debt at pre-fixed rate	Rate increase	(1,339,022)	(1,339,022)	(1,339,022)
Swap (asset position in pre-fixed rate)	Rate increase	1,339,569	1,339,569	1,339,569
	Net effect	547	547	547

Swap (liability position in CDI)	CDI decrease	(1,196,716)	(1,289,579)	(1,321,355)

Total net effect		-	(92,863)	(124,639)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

19.   Financial instruments – Continued

b)  Sensitivity analysis of financial instruments - Continued

(ii) Derivatives accounted for at fair value through income statement

		Market projection
Operations	Risk	Scenario I	Scenario II	Scenario III

Debt USD	USD increase	(1,070,200)	(1,337,750)	(1,605,300)
Swap (asset position in USD)	USD increase	1,089,339	1,362,620	1,635,145
	Net effect	19,139	24,870	29,845

Swap (liability position in CDI)	CDI decrease	(965,349)	(1,027,300)	(1,047,677)

Total net effect		-	(56,220)	(71,622)

Swap (short position in USD)	USD decrease	277,844	281,729	285,734
Swap (long position in CDI)	CDI increase	(273,672)	(276,928)	(280,229)
	Net effect	4,172	4,801	5,505

Net total effect		-	629	1,333

(iii)   Other financial instruments

		Market projection
Transactions	Risk	Scenario I	Scenario II	Scenario III

Debentures	CDI + 0.9%	2,626,700	2,929,254	2,984,803
Debentures	108.6% of CDI	2,609,986	3,130,137	3,189,496
Bank Loan – Via Varejo	100.0% of CDI	2,784,597	3,076,284	3,134,621
Leasing – Via Varejo	100.0% of CDI	42,087	46,496	47,377
PAFIDC (Senior quotas)	108.0% of CDI	3,278,150	3,911,259	3,985,431
Total loans and financings exposure		11,341,520	13,093,430	13,341,728
Cash and cash equivalents (*)	100.3 % of CDI	5,949,849	6,592,815	6,717,838

Total net exposure (and deterioration compared to scenario I)		-	(1,108,944)	(1,232,219)
(*) weighted average

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

19.   Financial instruments – Continued

b)  Sensitivity analysis of financial instruments - Continued

Sensitivity assumptions

The Company’s net exposure corresponds to the CDI-pegged debt and total net effect represents the deterioration of scenarios II and III in relation to scenario I, which is considered the most probable scenario by the Company.

The Company used projected future interest and U.S. dollar rates, obtained with BM&FBovespa on the maturity date of each agreement, considering an increment of 25% in scenario II and an increment of 50% for scenario III.

In order to calculate the net exposure, all derivatives were considered at their fair value on respective maturity dates, as well as their related debts (hedged items) and other Company’s financial instruments.

c)  Fair value measurements

Consolidated assets and liabilities measured at fair value are summarized below:

	06.30.2012	Quoted prices in active markets for identical instruments (level 1)	Significant other observable inputs(Level 2)	Other observable inputs(Level 3)

Cash and cash equivalents	5,473,383	5,473,383	-	-
Cross-currency interest rate swaps	42,103	-	42,103	-
Interest rate swaps	66,745	-	66,745	-
Loans and financings	(3,415,951)	-	(3,415,951)	-
Put/call options	355,387	-	-	335,387
	2,521,667	5,473,383	(3,307,103)	335,387

There were no transfers between the levels of measuring fair value in the six-month period ended June 30, 2012.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

19.   Financial instruments - Continued

d) Consolited position of operations  with derivatives financial instruments.

As of June 30, 2012 and December 31, 2011, below, the consolidated position of derivative financial instruments operations:

Outstanding					Amount payable or receivable		Fair value
Description	Counterparties	Notional Value (in thousands)	Contracting Date	Maturity	06.30.2012	12.31.2011	06.30.2012	12.31.2011

Exchange swaps registered at CETIP (USD x CDI)	Santander	US$ 57,471	04/16/2010	4/10/2013	(290)	(5,680)	(3,862)	(5,330)
	ABN AMRO	US$ 40,000	3/14/2008	3/2/2012	-	(13,094)	-	(12,728)
	Brasil	US$ 84,000	3/31/2010	3/12/2012	-	(16,320)	-	(16,080)
	Brasil	U$ 78,500	2/9/2011	2/3/2012	-	4,964	-	5,099
	Citibank	U$ 40,000	2/13/2012	2/13/2014	5,971	-	3,918	-
	Bradesco	U$ 38,892	1/7/2011	1/4/2012	-	3,423	-	4,348
	Itaú	US$ 175,000	7/1/2010	9/7/2013	(13,901)	(28,938)	(25,691)	(29,306)
		U$ 160,300	5/5/2011	4/16/2014	40,976	25,708	38,151	30,207
	HSBC	U$ 150,000	4/29/2011	4/22/2013	33,960	23,076	29,237	25,827
		U$ 7,586	12/14/2011	12/07/2012	870	212	350	197

Interest rate swap registered at CETIP (Fixed rate x CDI)	Banco do Brasil	R$ 117,000	12/23/2010	12/24/2013	1,665	186	9,521	3,421
	(*)	R$ 33,000	12/23/2010	12/24/2012	655	169	1,444	882
		R$ 160,000	12/23/2010	1/14/2013	3,146	804	7,490	4,408
		R$ 35,000	12/23/2010	2/28/2013	666	162	1,842	1,012
		R$ 80,000	6/28/2010	6/12/2013	1,362	394	4,914	2,091
		R$ 130,000	6/28/2010	6/6/2014	1,834	369	11,818	3,166
		R$ 130,000	6/28/2010	6/2/2015	1,543	161	13,706	3,031
		R$ 200,000	3/31/2010	3/7/2013	2,018	1,274	12,620	7,365
	Unibanco	R$ 779,650	6/25/2007	3/1/2013	63	(2)	300	(2)
	Santander	R$ 50,000	6/28/2010	6/12/2013	149	(35)	3,090	1,286
					80,687	(3,167)	108,848	28,894

(*) Renewal of contracts

e) Call Option Bartira

Applying Black & Scholes methodology using the following assumptions:

• Exercise price: R$200,466 (updated by IPCA up until year date);

• The asset price in cash: R$591,071, equivalent to the valuation of 100% of the company Bartira conditions in which the asset can be delivered if the option is exercised, in other words, without the effects of advantageous supply agreement;

• Volatility: 28% based on companies in the same industry;

• Contract term: 3 years; and

• Risk free rate: 12% per year.

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Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

19.   Financial instruments - Continued

e) Call Option Bartira- Continued

On December 31, 2011 was performed recalculation of the value of the option and no change in value.

f) Call Option Rede Duque

The call option in the amount of R$ 50,000 is restated by 110% of CDI for the six-month ended June 30, 2012 was recognized in financial revenue amount of R$ 1,048, see note 15(c).

20.   Income and social contribution taxes payable and taxes payable by installment

(i) Payable taxes and contributions

	Parent Company		Consolidated
	06.30.2012	12.31.2011	06.30.2012	12.31.2011

PIS and COFINS payable	47,599	51,421	107,545	137,457
Provision for income and social contribution taxes	8,005	13,449	55,123	177,739
Other	3,917	4,232	17,507	17,220
	59,521	69,102	180,175	332,416

(ii) Taxes Payable by Installments

	Parent Company		Consolidated
	06.30.2012	12.31.2011	06.30.2012	12.31.2011

Taxes paid by installments - Law no. 11,941/09 (i)	1,295,979	1,344,662	1,391,167	1,440,636
Other (ii)	20,517	21,219	21,609	22,386
	1,316,496	1,365,881	1,412,776	1,463,022

Current	161,217	163,214	169,147	171,212
Noncurrent	1,155,279	1,202,667	1,243,629	1,291,810

(i)     Federal tax installment payment, Law 11,941/09 – The Law 11,941, was enacted on May 27, 2009, through its Articles 1 to 13 enacted a special federal tax and social security debt installment payment overdue until November 2008, granting several benefits to its participants, such as reduction of fines, interest rates and legal charges, eventual utilization of credits calculated based on accumulated tax losses to settle default interest, ex-officio  fine and interest rates, the term of up to 180 months to pay the consolidated balance, the utilization of escrow deposits to reduce the balance to be consolidated, besides of the fact that such reduction gains are not  subject to IRPJ/CSLL/PIS/COFINS.

(ii) Other  – The Company filed request for installment payment according to the Incentive Tax Installment Payment Program (PPI). These taxes are adjusted by SELIC and are payable within 120 months.

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Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

20.   Income and social contribution taxes payable and tax installment payment - Continued

b)   Taxes Payable by Installments  -- Continued

Considering this scenario in September, 2009, the Company decided to reduce its tax exposure, by adhering to this installment payment in order to include some of its tax liabilities in said installment program. Therefore, the Company jointly with legal counsels assessed the legal and administrative proceedings in progress with RFB (Brazilian Federal Revenue Office)/PGFN (National Treasury General Attorney Office) and the Federal Court, assessed as possible and/or probable risk of losses and decided to include certain cases in said installment payment program, which consolidation occurred between 07 to 30 of June of 2011.

21.   Income and social contribution taxes

a)  Income and social contribution tax expense reconciliation

	Parent company		Consolidated
	06.30.2012	06.30.2011	06.30.2012	06.30.2011

Earnings before income and social contribution taxes	516,109	246,098	563,851	192,173
Income and social contribution taxes at the notional rate of 25% for the Parent Company and 34% for subsidiaries	(129,027)	(61,524)	(169,156)	(57,652)
Tax fines	(1,029)	(516)	(1,694)	(179)
Sendas goodwill reserve	-	-	-	27,000
Equity pick-up	56,000	12,498	656	3,969
Recovery credits	-	30,098	-	31,026
Other permanent differences not taxable (undeductible)	(20,812)	(3,212)	13,798	644
Effective income and social contribution taxes	(94,868)	(22,656)	(156,396)	4,808

Income and social contribution taxes for the period
Current	(81,548)	-	(102,986)	(35,938)
Deferred	(13,320)	(22,656)	(53,410)	40,746
Deferred income and social contribution taxes expenses	(94,868)	(22,656)	(156,396)	4,808
Effective rate	18.4%	9.2%	27.7%	-2.5%

(*) GPA does not pay social contribution tax (9%) based on a lawsuit on judged favorable in the past, which reduces the income tax to 25% for the Company.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

21.   Income and social contribution taxes -- Continued

b)  Breakdown of deferred income and social contribution taxes

	Parent Company		Consolidated
	06.30.2012	12.31.2011	06.30.2012	12.31.2011

Tax losses (i)	34,570	61,470	869,684	764,524
Provision for contingencies	73,850	70,326	182,421	208,639
Provision for derivative operations taxed on a cash basis	23,556	21,905	48,511	57,321
Allowance for doubtful accounts	1,389	1,388	80,443	82,147
Goodwill tax amortization over investments	66,958	64,804	86,170	59,601
Deferred income tax over adjustments under CPC	(9,974)	(7,075)	(1,288,236)	(1,207,770)
Provision for goodwill decrease	-	-	8,077	36,789
Other	21,341	12,192	94,335	133,563
Deferred income and social contribution taxes	211,690	225,010	81,405	134,814

Noncurrent Assets	211,690	225,010	1,185,012	1,249,687
Noncurrent Liabilities	-	-	(1,103,607)	(1,114,873)
Income tax and deferred social contribution	211,690	225,010	81,405	134,814

(i) Tax loss carryforwards are related to the acquisition of Sé and Via Varejo and those generated   by the subsidiary Sendas Distribuidora. The realization of these net assets from the valuation reserve is deemed as probable according to Company’s business plan.

Based on these studies, the Company estimates to recover these tax credits, as follows:

Year	Parent Company	Consolidated
2012	60,957	294,793
2013	48,478	201,673
2014	14,816	219,608
2015	14,816	237,111
2016	72,623	231,827
	211,690	1,185,012

Pursuant to CPC 32 (IAS 12) – Taxes on Income, the Company’s Management prepared a technical feasibility study about the future realization of deferred tax asset, considering the Company’s probable capacity of generating taxable income, according to the main variables of its businesses. This study was examined based on information extracted from the strategic planning report approved by the Board of Directors of the Company.

The balance of deferred income and social contribution assets and liabilities were reclassified as of June 30, 2012 and December 31, 2011 in order to present the net amount per entity, pursuant to CPC 32 (IAS 12).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

22.   Provision for contingencies

The provision for contingencies is estimated by the Company and corroborated by its legal counsels. The provision was set up in an amount considered sufficient to cover losses deemed as probable by the Company’s legal counsel:

a)     Parent Company

	Taxes and other	Social Security and Labor	Civil	Total
Balance at 12.31.2011	126,498	75,543	34,881	236,922

Additions	5,910	13,640	5,499	25,049
Payments	(11,594)	(8,942)	(4,945)	(25,481)
Monetary restatement	3,624	5,092	3,550	12,266

Balance at 06.30.2012	124,438	85,333	38,985	248,756

b)    Consolidated

	COFINS/PIS	Taxes and other	Social Security and Labor	Civil	Total
Balance at 12.31.2011	78,050	346,129	132,853	123,091	680,123

Additions	2,301	25,234	35,932	38,861	102,328
Payments	(947)	(25,488)	(23,356)	(16,364)	(66,155)
Reversals	-	(21)	(2,446)	(33,116)	(35,583)
Monetary restatement	2,451	10,029	14,791	13,087	40,358

Balance 06.30.2012	81,855	355,883	157,774	125,559	721,071

c)  Taxes

Tax claims are indexed by the Central Bank Overnight Rate (“SELIC”), 10.18% as of June 30, 2012 (11.04% as of December 31, 2011), and are subject, when applicable, to fines. In all cases, both interest charges and fines, when applicable, have been computed and fully accrued with respect to unpaid amounts.

Tax claims are subject to monthly adjustment to the amount of provisions for litigations according to the index rates used by each tax jurisdiction. The monetary restatement is required by laws for all tax amounts, including provision for contingencies.

The main provisioned tax claims are as follow:

COFINS and PIS

With the non-cumulativeness treatment when calculating PIS and COFINS, the Company and its subsidiaries started calling into question the right to exclude the ICMS from the calculation basis of these two contributions.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

22.   Provision for contingencies -- Continued

c) Taxes  - Continued

COFINS and PIS -- Continued

In addition, the Company made a controlled compensation of tax debts of PIS and COFINS IPI credits - inputs subject to a zero rate or exempt - acquired from third parties (transferred on the basis of final decision). The claims amounts of PIS and COFINS in June 30, 2012 is R$81,855 (R$78,050 as of December 31, 2011).

Taxes and other

The Company and its subsidiaries have other tax claims, which after analysis of its legal counsels, were deemed as probable losses and accrued by the Company. These are: (i) tax assessment notices related to purchase, industrialization and sale of soybean and byproducts exports (PIS, COFINS and IRPJ); (ii) disagreement on the non-application of Accident Prevention Factor (FAP) for 2011; (iii) disagreement on the “Fundo de Combate à Pobreza” (State Government Fund Against Poverty), enacted by the Rio de Janeiro State government; (iv) question related to compensation of tax losses, as well as acquisition of supplier considered disqualified before the registration of the Internal Revenue Service of State, error in application rate, ancillary obligations by state and treasury departments and (v) other less relevant issues. The amount recorded at June 30, 2012 is R$158,647 (R$161,460 in December 31, 2011).

In addition, the Company discusses in court the eligibility to not pay the contributions provided for by Supplementary Law 110/2001, referring to the FGTS (Government Severance Indemnity Fund for Employees) costs. The accrued amount at June 30, 2012 is R$29,329 (R$26,334 in December 31, 2011).

Tax provisions for tax contingencies were recorded in Via Varejo subsidiary, which upon business combination are recorded, according to CPC 15 (IFRS 3) requirements. At June 30, 2012 the amount registered was R$167,907 (R$158,335 in December 31, 2011) in tax contingent liabilities.

Main tax contingent liabilities recorded refer to administrative proceedings related to the offset of PIS contribution, under the protection of Decrees 2445/88 and 2449/88, generated in view of credits deriving from legal proceedings and the offset of tax debts with contribution credits incurring on coffee exports.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

22.   Provision for contingencies -- Continued

d)  Labor

The Company is party to numerous lawsuits involving disputes with its employees, primarily arising from layoffs in the ordinary course of business. At June 30, 2012, the Company recorded a provision of R$144,225 (R$118,574 as of December 31, 2011) referring to lawsuits whose risk of loss was considered probable. Management, assisted by its legal counsels, evaluates these risks and provides for losses where reasonably estimable, bearing in mind previous experiences in relation to the amounts sought. Labor claims are indexed to the Referential Interest Rate (“TR”) 0.91% accumulated in the period of six months ended at June 30, 2012 (1.20% as of December 31, 2011) accrued of 1% monthly interest.

Labor provisions were recorded in Via Varejo subsidiary referring to contingencies recognized upon business combination amounting to R$13,546 at June 30, 2012 (R$14,279 as of December 31, 2011).

e)  Civil and other

The Company is a defendant, at several judicial levels, in lawsuits of civil nature, among others. The Company’s Management sets up provisions in amounts considered sufficient to cover unfavorable court decisions when its internal and external legal counsels consider losses to be probable.

Among these lawsuits, we point out the following:

•       The Company files and answers various lawsuits in which it requests the review of lease amounts paid by the entity. . The Company recognizes a provision of the difference between the amount originally paid by the stores and the values pleaded by the opposite party in the lawsuit, when there is an understanding of internal and external legal advisers that there is likely to be changed the value of the rental paid by the company entity. At June 30, 2012, the accrual amount for these lawsuits is R$29,327 (R$21,853 in December 31, 2011), for which there are no escrow deposits;

•       The subsidiary Via Varejo is party in lawsuits involving the consumer relations rights (civil claims and assessments from PROCON) and few lawsuits involving contracts terminated with trade accounts payables, and the amount referred to in said lawsuits totals R$57,249 at June 30, 2012 (R$62,965 in December 31, 2011); and

•       Civil provisions were recorded in Via Varejo subsidiary referring to contingent liabilities recognized upon business combination amounting to R$6,090 (R$6,553 in December 31, 2011).

Total civil actions and other at June 30, 2012 is R$125,568 (R$123,092 in December 31, 2011).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

22.      Provision for contingencies -- Continued

f)   Other non-accrued contingencies

The Company has other litigations which have been analyzed by the legal counsels and deemed as possible but not probable; therefore, they have not been accrued, amounting to R$5,650,393 as of June 30, 2012 (R$4,787,183 as of December 31, 2011), and are mainly related to:

•       INSS (Social Security Tax) – The Company was served notice regarding the non-levy of payroll charges on benefits granted to its employees, and the loss, considered possible, corresponds to R$268,784 as of June 30, 2012 (R$252,599 as of December 31, 2011). The proceedings are under administrative and court discussion;

•       IRPJ, IRRF, CSLL, IOF, and IPI – The Company has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions and payment discrepancies and overpayments; fine due to failure to comply with ancillary obligation, amongst other less significant taxes. These proceedings await decision in the administrative and court level. The amount of which corresponds to R$446,859 as of June 30, 2012 (R$377,317 as of December 31, 2011);

•       COFINS, PIS and CPMF – The Company has been challenged for offsetting, collection of taxes on soybean export operations, tax payment discrepancies and overpayments; fine due to failure to comply with ancillary obligation, among other less significant taxes. These proceedings await decision in the administrative and court level. The amount involved in these assessments is R$1,062,198 as of June 30, 2012 (R$861,096 as of December 31, 2011);

•       ICMS – The Company was served notice by the state tax authorities regarding on the appropriate of credits: (i) electricity; (ii) acquisitions from vendors considered to be in arrears/default  according to the Internal Revenue Service of State; (iii) refund of tax replacement without due compliance of ancillary obligations brought by CAT Ordinance 17 of the State of São Paulo; (iv) resulting from the sale of extended warranty, (v) financed from sales; (viii) among others, not relevant. The total amount of these assessments is R$2,756,845 as of June 30, 2012 (R$2,516,572 as of December 31, 2011), which await a final decision in the administrative and court levels;

•       ISS, Municipal Real Estate Tax (“IPTU”), Property Transfer Tax (“ITBI”) and other – These are related to assessments on third parties retention, IPTU payment discrepancies, fines due to failure to comply with ancillary obligations and sundry taxes, the amount is R$354,912 as of June 30, 2012 (R$354,578 as of December 31, 2011) and await administrative and court decisions;

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

22. Provision for contingencies – Continued

f)   Other non-accrued contingencies - Continued

•       Other litigations – They are related to administrative lawsuits, real estate leasing claims where pleads the renewal of leases and setting rents according to the values prevailing in the market and the claims under the civil court scope, special civil court, Consumer Protection Agency (“PROCON”) (in many states), Weight and Measure Institute (“IPEM”), National Institute of Metrology, Standardization and Industrial Quality (“INMETRO”) and National Health Surveillance Agency (“ANVISA”), amounting to R$406,535 as of June 30, 2012 (R$414,254 as of December 31, 2011);

•       Labor - The Company has also processes with estimated risk of loss as possible in the amount of R$ 354,260 (R$ 144,550 as of December 31, 2011).

Occasional adverse changes in the expectation of risk of the referred lawsuits may require that additional provision for litigations be set up. The aforementioned lawsuits were not included in REFIS (Tax Recovery Program).

g)  Restricted advances (escrow deposits)

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made court escrow deposits (restricted deposits) of corresponding amounts pending final court decisions, in addition to collateral deposits related to provisions for lawsuits.

The Company has recorded in its assets amounts related to escrow deposits not linked to the litigations recorded in liabilities.

h)  Guarantees

Lawsuits	Real Estate	Equipment	Guarantee	Total

Tax	838,074	1,655	2,620,849	3,460,578
Labor	6,156	3,130	68,352	77,638
Civil and other	11,202	1,810	39,059	52,071
Total	855,432	6,595	2,728,260	3,590,287

i)   Tax audits

According to current tax laws, municipal, federal, state taxes and social security contributions are subject to auditing in periods varying between 5 and 30 years.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

23.   Leasing transactions

a)  Operational Lease

	Parent Company		Consolidated
	06.30.2012		06.30.2012
		12.31.2011		12.31.2011
Gross commitments from operating lease Minimum rental payment
Less than1 year	334,113	299,462	972,389	940,567
Over 1 year and less than 5 years	1,042,124	786,833	2,438,427	2,444,897
Over 5 years	1,285,490	1,331,426	3,745,351	3,972,034
	2,661,727	2,417,721	7,156,167	7,357,498

 The non-cancellable minimum operating lease payments refers to the period of contract in normal course of operation This obligation is shown in the chart above, as required by CPC 06 (IAS 17).

All contracts have termination clauses in the event of breach to contract, ranging from one to six months of rent. If the Company had terminated these contracts at June 30, 2012, the fine would be R$549,958 (R$550,642 in December 31, 2011).

(i)  Contingent payments

The Management considers additional rental payments as contingent payments, which vary between 0.5% and 2.5% of sales.

	Parent Company		Consolidated
	06.30.2012	06.30.2011	06.30.2012	06.30.2011

Contingent payments recognized as expense in the period	133,213	208,088	155,202	287,024

(ii) Clauses with renewal or adjustment option

The terms of the agreements vary between 5 and 25 years and the agreements may be renewed according to the rental law. The agreements have periodic adjustment clauses according to inflation indexes.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

23.   Leasing transactions - Continued

b)  Financial lease

Financial lease agreements amounted to R$352,636 at June 30, 2012 (R$396,350 in December 31, 2011), according to the chart below:

	Parent Company		Consolidated
	06.30.2012	12.31.2011	06.30.2012	12.31.2011
Financial leasing liability –minimum leasel payments
Less than 1 year	54,182	55,800	73,807	81,643
Over 1 year and less than 5 years	101,004	118,217	126,393	152,944
Over 5 years	28,579	34,127	36,071	41,844
Present value of financial lease agreements	183,765	208,144	236,271	276,431

Future financing charges	99,796	102,522	116,364	119,919
Gross amount of financial lease agreements	283,561	310,666	352,635	396,350

	Parent Company		Consolidated
	06.30.2012	06.30.2011	06.30.2012	06.30.2011

Contingent payments recognized as expense in the period	1,311	1,756	1,311	1,756

The term of the agreements vary between 5 and 25 years and the agreements may be renewed according to the rental Law 12,122 of 2010.

	Parent Company		Consolidated
	06.30.2012	06.30.2011	06.30.2012	06.30.2011

Minimum rentals	178,379	122,057	250,564	255,962
Contingent rentals	5,411	44,945	296,973	112,669
Sublease rentals	(44,036)	(34,422)	(58,976)	(47,637)
	139,754	132,580	488,561	320,994

As of October 3, 2005, the Company sold 60 properties (28 Extra hypermarkets and 32 Pão de Açúcar supermarkets), to the Península Fund (controlled by Diniz Group). which were leased back to the Company for a 25-year period, and may be renewed for two further consecutive periods of 10 years each. As a result of this sale, the Company paid R$25,517, at the inception date of the store lease agreement, as an initial fee for entering into a long term contract. The initial fee was recorded in deferred charges and is being amortized through the lease agreement of the related stores.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

23.   Leasing transactions - Continued

b)  Financial lease - Continued

Pursuant to the agreement of this transaction, the Company and Casino Group received a “golden share”, which provided to both veto rights that ensure the properties will be used by the parties intend for the term of the lease agreement.

The Company is permitted to rescind the lease agreement, paying a penalty of 10% of the remaining rents limited to 12 months.

24.   Deferred Revenue

       The subsidiaries Via Varejo and NCB received in advance values of trading partners on exclusivity in the intermediation services or extended warranties and additional subsidiary Barcelona received in advance values for the rental of rack and light panel (Back lights) for exhibition of products from their suppliers.

	Consolidated
	06.30.2012	12.31.2011

Additional or extended warranties	421,023	446,747
Finasa agreement	51	1,714
Barter contract	22,983	2,382
Back Lights	8,011	12,478
	452,068	463,321

Current	77,228	81,915
Noncurrent	374,840	381,406

Management estimates that the value classified as noncurrent will be recognized in the result in the following proportions:

Consolidated
06.30.2012
2013	30,890
2014	63,188
2015	68,244
2016	96,685
2017	79,599
2018	36,234
374,840

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

25. Shareholders’ Equity

a)  Capital stock

The subscribed and paid-up capital is represented by 263,048 as of June 30, 2012 (260,239 as of December 31, 2011) in thousands of registered shares with no par value, of which 99,680 in thousands of common shares as of June 30, 2012 and December 31, 2011, and 163,368 in thousands of preferred shares at June 30, 2012 (160,559 as of December 31, 2011).

The Company is authorized to increase its capital stock up to the limit of 400,000 (in thousands of shares), regardless of the amendment to the Company’s Bylaws, by resolution of the Board of Directors, which will establish the issue conditions.

At the Board of Directors Meeting held at February 16, 2012, the capital was increased by R$515 by means of the issue of 36 thousands preferred shares.

At the Board of Directors Meeting held at June 4, 2012, the capital was increased by R$12,332 by means of the issue of 897 thousands preferred shares.

b)  Share rights

Preferred shares (“PNA”) are non-voting and entitle the following rights and advantages to its holders: (i) priority in the reimbursement of capital should the Company be liquidated; (ii) priority in the receipt of a non-cumulative annual minimum dividend of R$0.08 per share; (iii) right to receive a dividend 10% greater than the dividend attributed to common shares, including the preferred dividend paid pursuant to item (ii) above for the purposes of calculating the respective amount.

c)  Capital reserve – special goodwill reserve

At the Special Shareholders’ Meeting held at March 31, 2011, the shareholders approved the capital increase in the amount of R$105,675 through the capitalization of special goodwill reserve. Out of this total, R$21,135 will be capitalized without the issue of new shares, to the benefit of all shareholders, and R$84,540 will be capitalized to the benefit of the  controlling shareholder Wilkes, pursuant to Article 7 of CVM Rule 319/99, by means of issue of 1,354 thousands new preferred shares.

This reserve was generated by the corporate restructuring realized in 2006, and consisted of merging the former holding company, resulting in deferred income tax assets savings of R$103,398,and represents the future tax benefit through the amortization of incorporated goodwill. The special goodwill reserve corresponding to the benefit already received shall be capitalized at the end of each year to the benefit of controlling shareholders, with the issue of new shares.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

25. Shareholders’ Equity – Continued

c)  Capital reserve – special goodwill reserve – Continued

The capital increase is subject to the preemptive right of non-controlling shareholders, according to each one's interest by type and class of share at the time of issue and the amounts paid by noncontrolling shareholders will be directly delivered to the controlling shareholder.

At the Extraordinary General Meeting held at April 27, 2012, the shareholders approved to increase the Company's capital, in the amount of R$ 200,906, by capitalizing the special goodwill reserve. Out of this amount, R$40,181 were capitalized without issuing new shares and R$160,725 were capitalized to the benefit of Wilkes.

d)  Granted options

The “options granted” account recognizes the effects of the Company’s executives share-based payment under CPC 10 (IFRS 2).

e)  Revenue reserve

(i)   Legal reserve: is formed based on appropriations from retained earnings of 5% of net income of each year, limited to 20% of the capital.

(ii)  Expansion reserve: is formed based on appropriations of the amount determined by  shareholders to reserve funds to finance additional capital investments and working and current capital through the appropriation of up to 100% of the net income remaining after the appropriations determined by law and supported by capital budget, approved at meeting.

At the Extraordinary General Meeting held at April 27, 2011, the shareholders approved the Management proposal referring to the capital stock increase, in the amount of R$358,414, without issuing new shares, by capitalizing the Expansion Reserve and the Profit Retention Reserve based on the Capital Budget, both of them creased at the Annual General Meeting held at March 31, 2011.

f)   Share-based payment plans

(i)     Stock option plan for preferred shares

Pursuant to the resolutions at the Special Shareholders’ Meeting, held at December 20, 2006, the amendment to the Company’s Stock Option Plan was approved, the original Plan was approved by the Special Shareholders’ Meeting held at April 28, 1997.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

25.   Shareholders’ Equity – Continued

f)   Share-based payment plans - Continued

(i) Stock option plan for preferred shares - Continued

Starting on 2007, the grants of stock options to Management and employees, will take place as following the rules below:

Shares will be classified as follows: Silver and Gold, and the quantity of Gold-type shares may be decreased and/or increased (reducer or accelerator), at the discretion of the Plan Management Committee, in the course of 35 months following the granting date.

The exercise price for the Silver-type share will correspond to the average of closing price of the Company preferred shares occurred over the last 20 trading sessions of BOVESPA, prior to the date on which the Committee resolves on the granting of option, with a 20% discount. The price for the Gold-type share will correspond to R$0.01 and the granting of these options are additional to the Silver options, and the granting or the exercise of Gold options is not possible separately. In both cases, the prices will not be restated.

The Silver and Gold options shall be effective as of the date of the respective agreement. The number of shares resulting from the Silver option is fixed (established in the agreement). The number of shares resulting from the Gold option is variable, establishing on the granting date a number of shares that may be increased or decreased, according to the Return on Invested Capital (“ROIC”) verified at the end of the 36th month as of the granting date. In accordance with item 3.3 of the Plan, the Committee decided that, from the Series A6, including the reducing or increasing the amount of options such as “Gold” will be determined based on attendance of Return on Capital Employed (ROCE) of CBD.

As a general rule of the Stock Option Plan, which can be changed by the Committee of Stock Option in each series, the exercise of the option will be from the 36th month until the 48th months from the date of grant, the employee will be entitled to acquire 100% of the shares whose option was classified as "Silver". The exercise of options classified as "Gold" will occur in the same period, but the percentage of such options subject to performance is determined by the Stock Option Committee, on the 35th month following the date ofgrant.

The options granted under the Stock Option Plan may be exercised in whole or in part. It is worth noting that "Gold" are additional options to "Silver" and thus the options "Gold" may only be exercised in conjunction with the "Silver".

The price on the exercise of options granted under the Stock Option Plan shall be fully paid in local currency by the employee, and the exercise price must be paid in one installment, due after 30 days after the date of subscription of their shares.

At the Board of Directors Meeting held at May 7, 2010, the increase of the global limit of shares allocated to the Company's General Stock Option Plan was approved, from 10,118 thousand class A preferred shares to 11,618 thousand shares, an increase of 1,500 thousand new preferred shares.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

25.       Shareholders’ Equity – Continued

f)   Share-based payment plans - Continued

(i) Stock option plan for preferred shares - Continued

Information on the stock option plans is summarized below:

				Price		Lot of shares
Series granted	Date granted	1st date of exercise	2nd date of exercise and expiration	On the date granted	End of the period	Number of shares granted	Exercised	Not exercised by dismissal	Expired	Total in effect

Balance at December 31, 2011
Series A2 - Gold	3/3/2008	3/31/2011	3/30/2012	0.01	0.01	848	(835)	(6)	-	7
Series A2 - Silver	3/3/2008	3/31/2011	3/30/2012	26.93	26.93	950	(937)	(7)	-	6
Series A3 - Gold	5/13/2009	5/31/2012	5/31/2013	0.01	0.01	668	(212)	-	-	456
Series A3 - Silver	5/13/2009	5/31/2012	5/31/2013	27.47	27.47	693	(237)	-	-	456
Series A4 - Gold	5/24/2010	5/31/2013	5/31/2014	0.01	0.01	514	(162)	-	-	352
Series A4 - Silver	5/24/2010	5/31/2013	5/31/2014	46.49	46.49	182	(94)	-	-	88
Series A5 - Gold	5/31/2011	5/31/2014	5/31/2015	0.01	0.01	299	-	-	-	299
Series A5 - Silver	5/31/2011	5/31/2014	5/31/2015	54.69	54.69	299	-	-	-	299
						4,453	(2,477)	(13)	-	1,963

				Price		Lot of shares
Series granted	Date granted	1st date of exercise	2nd date of exercise and expiration	On the date granted	End of the period	Number of shares granted	Exercised	Not exercised by dismissal	Expired	Total in effect

Balance atJune 30, 2012
Series A2 - Gold	3/3/2008	3/31/2011	3/30/2012	0.01	0.01	848	(841)	(7)	-	-
Series A2 - Silver	3/3/2008	3/31/2011	3/30/2012	26.93	26.93	950	(943)	(7)	-	-
Series A3 - Gold	5/13/2009	5/31/2012	5/31/2013	0.01	0.01	668	(668)	-	-	-
Series A3 - Silver	5/13/2009	5/31/2012	5/31/2013	27.47	27.47	693	(693)	-	-	-
Series A4 - Gold	5/24/2010	5/31/2013	5/31/2014	0.01	0.01	514	(166)	-	-	348
Series A4 - Silver	5/24/2010	5/31/2013	5/31/2014	46.49	46.49	182	(95)	-	-	87
Series A5 - Gold	5/31/2011	5/31/2014	5/31/2015	0.01	0.01	299	(2)	-	-	297
Series A5 - Silver	5/31/2011	5/31/2014	5/31/2015	54.69	54.69	299	(2)	-	-	297
Série A6 – Gold	3/15/2012	3/15/2015	3/15/2016	0.01	0.01	526	-	-	-	526
Série A6 - Silver	3/15/2012	3/15/2015	3/15/2016	64.13	64.13	526	-	-	-	526
						5,505	(3,410)	(14)	-	2,081

According to the attributions provided for in the Stock Option Plan rules, the Management Committee of the Plan  at March 30, 2011, approved that no reduction occurred and or acceleration referring to Series A2.

At June 30, 2012 there were 232,586 treasury preferred shares which may be used guarantee for the awards granted in the plan.The preferred share price at BM&FBovespa was R$80.00 per share.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

25.   Shareholders’ Equity – Continued

f)   Share-based payment plans - Continued

(ii)         Consolidated information on the stock option plans – GPA

The chart below show the maximum percentage of interest dilution to which current shareholders will eventually be subject to in the event of exercise up to 2011 of all options granted:

	06.30.2012	12.31.2011
Number of shares	263,048	260,239
Balance of granted series in effect	2,081	1,963
Maximum percentage of dilution	0.79%	0.75%

The fair value of each option granted is estimated on the granting date, by using the options pricing model “Black&Scholes” taking into account the following assumptions: (a) expectation of dividends of 0.81 (1.09% as of December 31, 2011), (b) expectation of volatility of nearly 33.51% (25.14% as of December 31, 2011) and (c) the risk-free weighted average interest rate of 10.19% (12.43% as of December 31, 2011). The expectation of average remaining of the series outstanding as of June 30, 2012 was 2.04 years (1.77 year as of December 31, 2011). The weighted average fair value of options granted in June 30, 2012 was R$66.26 (R$44.96 as of December 31, 2011).

	Shares	Weighted average of exercise price	Weighted average remaining contractual term	Intrinsic Value added
12.31.2011
Outstanding at the beginning of the year	2,512	14.31
Granted during the year	598	27.36
Cancelled during the year	(11)	42.32
Exercised during the year	(1,111)	20.68
Expired during the year	(25)	32.64
Outstanding at the ended of the year	1,963	16.90	1.77	98,371
Total to be perform on December 31,2011	1,963	16.90	1.77	98,371
Exercisable at December 31, 2011	1,221	14.88	1.02	63,653

06.30.2012
Granted during the period	1,053	32.08
Cancelled during the period	-	-
Exercised during the period	(935)	13.76
Expired during the period	-	-
Outstanding at the ended of the period	2,081	25.97	2.32	112,464
Total to be perform on June 30,2011	2,081	25.97	2.32	112,464
Exercisable at June 30, 2012	865	24.74	2.24	47,827

Technical Pronouncement CPC 10 (IFRS 2) - Share-based Payment determines that the effects of share-based payment transactions are recorded in income and in the Company’s balance sheet. The amounts recorded as income of Parent Company and Consolidated at June 30, 2012 were R$18,688 (R$12,787 in June 30, 2011).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

25.   Shareholders’ Equity – Continued

g)    Dividends

The Board of Directors’ Meeting held at May 07, 2012 approved the payment of interim dividends for the first quarter of 2012 in the amount of R$27,814, being R$0.11 per preferred share and R$0.10 per common stock, previously approved at the Board of Directors Meeting at May 7, 2012, according to Company’s dividend policy. The payment of dividend was held on June 20, 2012.

In Ordinary and Extraordinary General Meeting held on 27 April 2012 approved the payment of dividends for the fiscal year ended December 31, 2011, totaling R$102,949, amounting to R$0.37 per common share and R$0.41 per preferred share. The total dividend for the fiscal year ended December 31, 2011, including the value of R$ 67,628 already distributed related to interim dividends is R$170,577, which corresponds to R$0.62 per common share and R$0.68 per preferred share. The proposed dividend will be paid in cash and within 60 (sixty) days from the date of the meeting.

26. Net revenue

	Parent company		Consolidated
	06.30.2012	06.30.2011	06.30.2012	06.30.2011
Gross revenue from goods and/or services	10,038,602	9,387,839	27,171,747	24,977,380
Barter revenue (i)	-	-	98,374	-
	10,038,602	9,387,839	27,270,120	24,977,380

Deductions	(898,223)	(858,294)	(3,085,250)	(2,838,807)

Net Income	9,140,379	8,529,545	24,184,870	22,138,573

(i)             Barter revenue refers to the transaction whereby GPA M&P gave land in exchange for the real estate units, of the projects Thera Faria Lima Pinheiros (“Thera”) and Figue, respectively, plus one store to be built on the ground floor of the Thera Faria Lima Pinheiros enterprise. Construction and development are being carried out by Cyrela Polinésia Empreendimentos Imobiliários Ltda. and Pitangueiras Desenvolvimento Imobiliário SPE Ltda., respectively. Barter revenue is net of the land’s carrying amount. The apartment units of the Thera project are scheduled to be delivered within 52 months as of December 18, 2011.For the Figue project the delivered will be 29 months from April 04, 2012.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

27. Expenses by nature

	Parent company		Consolidated
	06.30.2012	06.30.2011	06.30.2012	06.30.2011

Personnel expenses	847,571	749,693	2,281,088	2,155,320
Outsourced services	141,362	155,568	1,390,733	1,277,139
Selling expenses	195,810	170,356	297,687	257,166
Functional expenses	424,946	404,239	687,578	656,196
Other expenses	47,855	49,471	162,920	190,040
	1,657,544	1,529,327	4,820,006	4,535,861

Selling expenses	1,369,159	1,256,077	3,966,374	3,726,664
General and administrative expenses	288,385	273,250	853,632	809,197
	1,657,544	1,529,327	4,820,006	4,535,861

28. Other operating revenue (expenses), net

	Parent company		Consolidated
	06.30.2012	06.30.2011	06.30.2012	06.30.2011
Tax installment payment	-	(36,716)	-	(37,557)
Indemnifiable liability	-	(35,648)	-	(35,672)
Expenditures integration / restructuring	(1,512)	(3,609)	(14,791)	(35,718)
Contingencies – PPA Via Varejo	-	-	-	15,000
Impairment assets/discontinued projects	-	-	7,170	-
Permanent assets result	(14,908)	(420)	21,604	1,246
Reversal of provision	-	-	-	12,457
Other	-	-	(2,269)	5,041
	(16,420)	(76,393)	11,714	(75,203)

Other operating income	(16,366)	(76,393)	31,482	(41,396)
Other operating expenses	(54)	-	(19,768)	(33,807)
	(16,420)	(76,393)	11,714	(75,203)

29.   Financial result

	Parent company		Consolidated
	06.30.2012	06.30.2011	06.30.2012	06.30.2011

Financial Expenses
Cost of debt	(277,200)	(236,055)	(478,501)	(425,676)
Anticipated cost receivables	(42,441)	(69,014)	(282,415)	(344,875)
Update monetary liabilities	(71,224)	(86,701)	(128,996)	(146,563)
Other expenses	(7,008)	(2,432)	(27,203)	(16,796)
Total expenses	(397,873)	(394,202)	(917,115)	(933,910)

Financial revenues
Return on Financial Investments	98,557	98,549	177,346	159,537
Updates Monetary Assets	23,656	15,533	64,949	44,745
Other Financial Revenues	52,131	49,737	54,342	67,891
Total financial income	174,344	163,819	296,637	272,173

Financial result	(223,529)	(230,383)	(620,478)	(661,737)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

30. Earnings per share

Basic earnings per share are calculated based on the weighted average number of shares outstanding during the period, excluding shares issued in payment of dividends.

In Brazil, preferred and common shares confer different voting and liquidation rights.

The Company computes earnings per share by dividing the net income pertaining to each class of share by the weighted average of the respective class of shares outstanding during the period.

Equity instruments that will or may be settled in Company’s shares are included in the calculation only when their settlement has a dilutive impact on earnings per share.

The Company granted a share-based compensation plan to its employees (See Note 25), whose dilutive effects are reflected in diluted earnings per share by applying the "treasury stock" method.

When the stock option exercise price is greater than the average market price of the preferred shares, diluted earnings per share are not affected by the stock options.

As of 2003, preferred shares are entitled to a dividend 10% greater than that distributed to the common shares. As such earnings may be capitalized or otherwise appropriated, there can be no assurance that preferred shareholders will receive the 10% premium referred to above, unless earnings are fully distributed, and, accordingly, earnings per share have been calculated for preferred shares.

The earnings per share are calculated as if options were exercised at the beginning of the period, or at time of issuance, if later, and as if the funds received were used to purchase the Company's own stock.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

30.   Earnings per share - Continued

The table below presents the determination of net income available to common and preferred shareholders and weighted average common and preferred shares outstanding used to calculate basic and diluted earnings per share for each of the periods reported:

	06.30.2012			06.30.2011
	Preferred	Common	Total	Preferred	Common	Total
Basic numerator
Basic earnings allocated and not distributed	269,761	151,480	421,241	141,955	81,487	223,442
Net income allocated available for common and preferred shareholders	269,761	151,480	421,241	141,955	81,487	223,442

Basic denominator (thousands of shares)
Weighted average of shares	161,374	99,680	261,054	159,032	99,680	258,712

Basic earnings per thousands of shares (R$)	1.67	1.52		0.89	0.82

Diluted numerator
Net income allocated and not distributed	269,761	151,480	421,241	141,955	81,487	223,442
Net income allocated available for common and preferred shareholders	269,761	151,480	421,241	141,955	81,487	223,442

Diluted denominator
Weighted average of shares (thousands)	161,374	99,680	261,054	159,032	99,680	258,712
Stock call option	1,394	-	1,394	1,130	-	1,130

Diluted weighted average of shares (thousands)	162,768	99,680	262,448	160,162	99,680	259,842

Diluted earnings per thousands of shares (R$)	1.66	1.52		0.89	0.82

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

31.   Private pension plan of defined contribution

In July 2007, the Company established a supplementary private pension plan of defined contribution on behalf of its employees to be managed by the financial institution Brasilprev Seguros e Previdência S.A. The Company pays monthly contributions on behalf of its employees, being these amounts paid referring to the six-month ended June 30, 2012 amounted to R$1,692 (R$1,307 as of June 30, 2011), employees contributions amounted to R$2,185 (R$1,901 as of June 30, 2011). The plan had 846 participants at June 30, 2012 (878 as of June 30, 2011).

32.   Insurance coverage

The insurance coverage at June 30, 2012 is summarized as follows:

		Parent Company	Consolidated
Insured assets	Covered risks	Amount insured	Amount insured
Property, equipment and inventories	Assigning profit	6,462,100	15,260,173
Profit	Loss of profits	1,440,668	2,425,559
Cars and other (*)	Damages	922,334	1,437,722

In addition, the Company maintains specific policies referring to civil liability and Directors & Officers liability amounting to R$181,025.

(*)The value reported above does not include coverage of the hooves, which are insured by the value of 100% table FIPE ("Foundation Institute of Economic Research").

33.   Segment information

Management groups the entities into four segments, as follows.

•       Retail – Includes the banners Pão de Açúcar, Extra Hiper, Extra Supermercado, Mini mercado extra, Posto Extra and Drogaria Extra;

•       Electro– Includes the banners Ponto Frio and Casas Bahia;

•       Cash & Carry– Includes the banner ASSAI; and

•       E-commerce includes the sites www.pontofrio.com.br, www.extra.com.br  and www.casasbahia.com.br.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

33.       Segment information - Continued

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the consolidated quarterly financial information. GPA financing (including financial costs and financial income) and income taxes are managed on a segment basis.

The Company is engaged in operations of retail stores located in 20 states and the Federal District of Brazil. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker who has been identified as the Chief Executive Officer.

The chief operating decision-maker allocates resources and assesses performance by reviewing results and other information related to four segments. Operating segments have not been aggregated to form the reportable segments.

The Company measures the results of segments using the accounting practices adopted in Brazil and IFRS, among other measures, each segment’s operating profit, which includes certain corporate overhead allocations. At times, the Company revises the measurement of each segment’s operating profit, including any corporate overhead allocations, as dictated by the information regularly reviewed by the chief operating decision-maker. When revisions are made, the results of operating for each segment affected by the revisions is restated for all periods presented to maintain comparability. Information for our segments is included in the following table:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

33.   Segment information - Continued

	Balance at 06.30.2012
Description	Retail	Cash & Carry	Home appliance	E-commerce	Other	Total	Eliminations (*)	Total
Net sales	11,199,850	2,077,864	9,232,004	1,576,799	98,353	24,184,870	-	24,184,870
Gross profit	3,131,198	297,909	2,743,175	226,078	98,353	6,496,713	-	6,496,713
Depreciation and amortization	(282,051)	(20,932)	(68,093)	(3,944)	-	(375,020)	-	(375,020)
Equity Pickup	2,056	-	129	-	-	2,185	-	2,185
Operating income	622,795	52,808	398,337	20,979	89,410	1,184,329	-	1,184,329
Financial expenses	(448,569)	(43,408)	(389,508)	(56,711)	(4)	(938,200)	21,085	(917,115)
Financial revenue	217,475	10,851	85,906	3,044	446	317,722	(21,085)	296,637
Earnings before income and social contribution taxes	391,702	20,252	94,735	(32,688)	89,850	563,851	-	563,851
Income and social contribution taxes	(116,240)	1,656	(53,266)	11,453	1	(156,396)	-	(156,396)
Net Income (Loss)	275,462	21,907	41,469	(21,236)	89,853	407,455	-	407,455
Current assets	8,209,251	784,406	7,295,279	730,733	18,146	17,037,815	(280,184)	16,757,631
Noncurrent assets	13,630,652	533,045	3,118,710	154,228	114,928	17,551,563	(354,155)	17,197,408
Current liabilities	5,284,557	852,889	4,961,876	737,456	5,328	11,842,106	(544,803)	11,297,303
Noncurrent liabilities	9,099,524	215,354	2,813,069	89,565	22,982	12,240,494	(89,536)	12,150,958
Shareholders’ Equity	7,455,822	249,208	2,639,044	57,940	104,764	10,506,778	-	10,506,778

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

33.   Segment information - Continued

Description	Retail	Cash & Carry	Home appliance	E-commerce	Other	Total	Eliminations (*)	Total
June 30, 2011
Net sales	10,458,412	1,754,687	8,478,931	1,446,543	-	22,138,573	-	22,138,573
Gross profit	2,874,203	231,671	2,498,775	230,457	-	5,835,105	-	5,835,105
Depreciation and amortization	(227,710)	(13,454)	(62,823)	(3,371)	-	(307,357)	-	(307,357)
Equity Pickup	6,439	-	6,792	-	-	13,231	-	13,231
Operating income	543,656	14,867	227,657	67,731	-	853,910	-	853,910
Financial expenses	(473,703)	(48,832)	(376,916)	(63,347)	-	(962,798)	28,888	(933,910)
Financial revenue	193,171	1,387	106,214	289	-	301,061	(28,888)	272,173
Earnings before income and social contribution taxes	263,125	(32,579)	(43,044)	4,671	-	192,173	-	192,173
Income and social contribution taxes	(13,907)	10,579	10,002	(1,866)	-	4,808	-	4,808
Net Income (Loss)	249,218	(22,000)	(33,042)	2,805	-	196,981	-	196,981

December 31, 2011
Current assets	8,141,489	833,336	7,554,845	847,118	75,112	17,451,900	(184,507)	17,267,393
Noncurrent assets	12,984,555	581,258	3,152,689	120,278	18,806	16,857,586	(355,974)	16,501,612
Current liabilities	6,408,657	679,817	5,988,761	888,716	75,105	14,041,056	(539,854)	13,501,202
Noncurrent liabilities	7,532,780	515,388	2,121,200	738	3,899	10,174,005	(627)	10,173,378
Shareholders’ Equity	7,184,607	219,389	2,597,573	77,942	14,914	10,094,425	-	10,094,425

(*) The eliminations consist of balances between the companies.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

33.   Segment information - Continued

Entity general information

The Company and its subsidiaries operate primarily as a retailer of food, clothing, home appliances and other products. Total revenues are composed of the following types of products:

	06.30.2012	06.30.2011
Food	55.2%	55.2%
Non-food	44.8%	44.8%
Total	100.0%	100.00%

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES, UP TO THE INDIVIDUAL LEVEL
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (Publicly-held company)					Shareholding at 06/30/2012 (In units)
Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
WILKES PARTICIPAÇÕES S.A.	65,400,000	65.61%	1,637,314	1.00%	67,037,314	25.48%
Casino Group
SUDACO PARTICIPAÇÕES LTDA.	28,619,178	28.71%	3,091,566	1.89%	31,710,744	12.06%
CASINO GUICHARD PERRACHON RACHON *	5,600,052	5.62%	-	0.00%	5,600,052	2.13%
SEGISOR *	-	0.00%	5,091,754	3.12%	5,091,754	1.94%
BENGAL LLC *	-	0.00%	1,550,000	0.95%	1,550,000	0.59%
OREGON LLC *	-	0.00%	2,483,761	1.52%	2,483,761	0.94%
KING LLC*	-	0.00%	4,752,590	2.91%	4,752,590	1,81%
LOBO I LLC*	-	0.00%	6,566,493	4,02%	6,566,493	2.50%
PINCHER LLC*	-	0.00%	1,550,000	0,95%	1,550,000	0.59%
PARKER I LLC*	-	0.00%	3,907,123	2,39%	3,907,123	1.49%
AD Group
ONYX 2006 PARTICIPAÇÕES LTDA.	-	0.00%	20,784,204	12.72%	20,784,204	7.90%
STANHORE TRADING INTERNATIONAL S.A.*	-	0.00%	7,416,944	4.54%	7,416,944	2.82%
RIO PLATE EMPREENDIMENTOS E PARTICIPAÇÕES LTDA.	-	0.00%	4,105,906	2.51%	4,105,906	1.56%
PENÍNSULA PARTICIPAÇÕES S.A.	-	0.00%	2,641,102	1.62%	2,641,102	1.00%
PAIC PARTICIPAÇÕES S.A.	-	0.00%	656,845	0.40%	656,845	0.25%
TREASURY SHARES	-	0.00%	232,586	0.14%	232,586	0.09%
OTHER	60,621	0.06%	96,900,420	59.31%	96,961,041	36.86%
TOTAL	99,679,851	100.00%	160,368,608	100.00%	263,048,459	100.00%

(*) Foreign Company

		CORPORATE’S CAPITAL STOCK DISTRIBUTION (COMPANY’S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
WILKES PARTICIPAÇÕES S.A							Shareholding at 06/30/2012 (In units)
Shareholder/Quotaholder	Common Shares		Preferred Shares Class A		Preferred Shares Class B		Total
	Number	%	Number	%	Number	%	Number	%
PENINSULA PARTICIPAÇÕES LTDA.	20,375,000	50.00	-	-	-	-	20,375,000	27.00
SUDACO PARTICIPAÇÕES LTDA.	20,375,000	50.00	24,650,000	100.00	10,073,824	100.00	55,098,824	73.00
TOTAL	40,750,000	100.00	24,650,000	100.00	10,073,824	100.00	75,473,824	100.00

CORPORATE’S CAPITAL STOCK DISTRIBUTION (COMPANY’S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
SUDACO PARTICIPAÇÕES S.A			Shareholding at 06/30/2012 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
PUMPIDO PARTICIPAÇÕES LTDA	3,585,804,573	100.00	3,585,804,573	100.00
TOTAL	3,585,804,573	100.00	3,585,804,573	100.00

CORPORATE’S CAPITAL STOCK DISTRIBUTION (COMPANY’S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
ONYX 2006 PARTICIPAÇÕES LTDA.			Shareholding at 06/30/2012 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
RIO PLATE EMPREEND. E PARTIC. LTDA	515,580,242	99.99	515,580,242	99.99
ABILIO DOS SANTOS DINIZ	10,312	0.01	10,312	0.01
TOTAL	515,590,554	100.00	515,590,554	100.00

CORPORATE’S CAPITAL STOCK DISTRIBUTION (COMPANY’S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
PENÍNSULA PARTICIPAÇÕES S.A.					Shareholding at 06/30/2012 (In units)
Shareholder/Quotaholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
ABILIO DOS SANTOS DINIZ	29,889,429	11.26	3,000,000	42.86	32,889,429	12.07
JOÃO PAULO F.DOS SANTOS DINIZ	39,260,447	14.79	1,000,000	14.29	40,260,447	14.78
ANA MARIA F.DOS SANTOS DINIZ D'ÁVILA	39,260,447	14.79	1,000,000	14.29	40,260,447	14.78
PEDRO PAULO F.DOS SANTOS DINIZ	39,260,447	14.79	1,000,000	14.29	40,260,447	14.78
ADRIANA F.DOS SANTOS DINIZ	39,260,447	14.79	1,000,000	14.29	40,260,447	14.78
RAFAELA MARCHESI DINIZ	39,260,447	14.79	-		39,260,447	14.41
MIGUEL MARCHESI DINIZ	39,260,447	14.79	-		39,260,447	14.41
TOTAL	265,452,111	100.00	7,000,000	100.00	272,452,111	100.00

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2012

(In thousands of Brazilian reais, except when otherwise stated)

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES, UP TO THE INDIVIDUAL LEVEL
PUMPIDO PARTICIPAÇÕES LTDA			Shareholding at 06/30/2012 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
SEGISOR**	3,633,544,694	100.00	3,633,544,694	100.00
TOTAL	3,633,544,694	100.00	3,633,544,694	100.00

(**) Foreign Company

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES, UP TO THE INDIVIDUAL LEVEL
RIO PLATE EMPREENDIMENTOS E PARTICIPAÇÕES LTDA			Shareholding at 06/30/2012 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
PENÍNSULA PARTICIPAÇÕES S.A.	566,610,599	100.00	566,610,599	100.00
ABILIO DOS SANTOS DINIZ	1	0.00	1	-
TOTAL	566,610,600	100.00	566,610,600	100.00

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES, UP TO THE INDIVIDUAL LEVEL
SEGISOR			Shareholding at 06/30/2012 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
CASINO GUICHARD PERRACHON (*)	937,121,094	100.00	937,121,094	100.00
TOTAL	937,121,094	100.00	937,121,094	100.00

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES Shareholding at 06/30/2012
Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
Controlling Parties	99,619,331	99.94%	66,254,220	40.56%	165,873,551	63.06%

Management
Board of Directors	-	0.00%	4,388	0.00%	4,388	0.00%
Board of Executive Officers	-	0.00%	723,441	0.44%	723,441	0.28%

Fiscal Council	-	0.00%	-	0.00%	-	0.00%

Treasury Shares	-	0.00%	232,586	0.14%	232,586	0.09%

Other Shareholders	60,520	0.06%	96,153,973	58.86%	96,214,493	36.58%

Total	99,679,851	100.00%	163,368,608	100.00%	263,048,459	100.00%

Outstanding Shares	60,520	0.06%	96,153,973	58.86%	96,214,493	36.58%

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES Shareholding at 06/30/2011
Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
Controlling Parties	99,619,331	99.94%	68,309,328	42.62%	167,928,659	64.60%

Management
Board of Directors	-	0.00%	4,388	0.00%	4,388	0.00%
Board of Executive Officers	-	0.00%	660,500	0.41%	660,500	0.25%

Fiscal Council	-	0.00%	-	0.00%	-	0.00%

Treasury Shares	-	0.00%	232,586	0.15%	232,586	0.09%

Other Shareholders	60,520	0.06%	91,073,056	56.82%	91,133,576	35.06%

Total	99,679,851	100.00%	160,279,858	100.00%	259,959,709	100.00%

Outstanding Shares	60,520	0.06%	91,073,056	56.82%	91,133,576	35.06%

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Other Information Deemed as Relevant by the Company

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders, Board of Directors and Management of

Companhia Brasileira de Distribuição

São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Brasileira de Distribuição (the “Company”), included in the Interim Financial Information Form (ITR), for the quarter ended June 30, 2012, which comprises the balance sheet as of June 30, 2012 and the related statements of income for the three-month and six-month periods then ended, and changes in equity and cash flows for the six-month period then ended, including the footnotes.

The Company’s Management is responsible for the preparation of the individual interim financial information in accordance with technical pronouncement CPC 21 - Interim Financial Information and the consolidated interim financial information in accordance with technical pronouncement CPC 21 and the international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards established by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of the Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information included in the Interim Financial Information (ITR) referred to above was not prepared, in all material respects, in accordance with CPC 21, applicable to the preparation of the Interim Financial Information (ITR), and presented in accordance with the standards established by the CVM.

Conclusion on consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the Interim Financial Information (ITR) referred to above was not prepared, in all material respects, in accordance with CPC 21 and IAS 34, applicable to the preparation of Interim Financial Information (ITR), and presented in accordance with the standards established by the CVM.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Other Information Deemed as Relevant by the Company

Other matters

Statements of value added

We have also reviewed the individual and consolidated statements of value added, for the six-month period ended June 30, 2012, prepared under the responsibility of the Company’s Management, the presentation of which is required by the standards issued by the CVM applicable to the preparation of Interim Financial Information (ITR) and considered as supplemental information for International Financial Reporting Standards - IFRS, that do not require the presentation of these statements. These statements were subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, in relation to the individual and consolidated interim financial information taken as a whole.

Review of individual and consolidated interim financial information for the quarter ended June 30, 2011 and audit of individual and consolidated financial statements for the year ended December 31, 2011

The information and amounts for the three-month and six-month periods ended June 30, 2011, presented for comparison purposes, were previously reviewed by other independent auditors, who issued an unqualified report dated July 25, 2011. The information and amounts for the year ended December 31, 2011, presented for comparison purposes, were previously audited by other independent auditors, who issued and unqualified report dated February 16, 2012.

The accompanying individual and consolidated interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, July 23, 2012

DELOITTE TOUCHE TOHMATSU	Edimar Facco
Auditores Independentes	Engagement Partner

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: August 01, 2012	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.